
05007525

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Imperial Metals Corp.

*CURRENT ADDRESS

**FORMER NAME


PROCESSED

**NEW ADDRESS

FILE NO. 82- 34714 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: [signature]

DAT : 5/2/05

discover develop operate


TRIPLET

Imperial Metals Corporation

2004 Annual Report


Imperial
Metals

[discover develop operate]

reflects Imperial's business objectives and mindset, borne from a proven track record in exploration, mine development and operations

Table of Contents

Cover photo - Daniel Henshaw

2004 Highlights

Bear

Huckleberry

Mount Polley

CANADA

UNITED STATES

Sterling

MOUNT POLLEY

- Strike length of Northeast Zone increases to 500 metres
- Discovery copper grades up to 5% with gold and silver values in Green Zone confirms potential for underground mining within the Northeast Zone
- Permit amendment required to mine the Northeast Zone received in October
- Mount Polley mill made ready for restart of production

HUCKLEBERRY

- Higher metal prices in 2004 enable 50% owned Huckleberry Mines Ltd. to contribute $8.1 million of equity income to Imperial, raising Imperial's net income for the year to $0.14 per share
- New potential deposit discovered north of main zone pit at Huckleberry

FINANCING

- $16 million common share private placement completed October 2004
- $20 million private placement of 6% unsecured convertible debentures completed March 2005

2004 Financial Highlights

	2004	2003
Revenue	$ 1.1 million	$ 36.2 million
Net Earnings	$ 3.6 million	$ 1.8 million
Basic Earnings per share	$ 0.14	$ 0.09
Cash flow (applied to) from operating activities	$ (3.8) million	$ 2.4 million
Cash flow per share (applied to) from operating activities	$ (0.15)	$ 0.12
Capital expenditures	$ 26.6 million	$ 5.3 million
Cash and cash equivalents at year end	$ 4.7 million	$ 11.2 million



Letter to Shareholders

This year again we established clear and meaningful goals and then joined together to achieve them. We continued to expand the Northeast Zone while taking all steps required to restart production at our wholly owned Mount Polley mine.

This is not the usual way of proceeding in mineral exploration and development - activities that are normally consecutive, not concurrent. But with a mill already in place, high metal prices, a clearly economic zone partially outlined, and financing available, we decided there was more to be gained by starting as soon as possible, rather than waiting until the Northeast Zone resource was fully defined. And based on results of ongoing drilling, it may be some time before the limits of this discovery are known.

Road construction to the Northeast Zone, and drilling and blasting in the Bell Pit, commenced in November 2004 following receipt of the permit amendment required to mine the Northeast Zone. Refurbishing of the mill was well underway by December 2004. A five year labour agreement with the Steelworkers union was signed in November. There were many challenges. The strong pace of resource development activity generally made it difficult to attract tradespeople. Tightened environmental regulations added significant cost and complexity in reestablishing our concentrate loading facilities at Vancouver Wharves. But these and other obstacles are being overcome through diligent work and coordinated effort, with the mill becoming operational March 2005.

Drilling activities were continuous at Mount Polley from January 15 though December 15 when crews were given a well deserved holiday. In the Northeast Zone 187 holes were drilled for a total of 50,392 metres, expanding the Northeast Zone to a strike length of 500 metres. Within the zone at depth, three holes intersected a much higher grade area, now referred to as the Green Zone, providing compelling evidence that this deposit has grades that could support underground mining.

With production now underway at Mount Polley, we will remain strongly focused on expanding both open pit and potential underground mineable resources in the Northeast Zone. While seeking to make this zone a source of millfeed for many years to come, we will continue work aimed at expanding the large resource


Pierre Lebel


J. Brian Kynoch

in the Springer Zone and identifying new targets, especially on recently acquired ground in the vicinity of Mount Polley. We believe that Mount Polley could become a long term foundational asset for Imperial Metals Corporation.

We have made it an additional objective for the latter part of 2005 to revisit the 144 Zone underground gold discovery at our wholly owned Sterling mine near Beatty, Nevada. We have a clear sense of what needs to be done at Sterling: delineate the 144 Zone deposit by driving a 1,200 metre ramp to the zone and drill it from underground; at the same time, drill the newly acquired and adjacent Mary and Goldspar claims. Dependant on the success of these activities, reestablish Sterling as our third producing mine.

With higher metal prices in 2004 our 50% owned Huckleberry copper molybdenum mine enjoyed good financial results contributing $8.1 million of equity income to Imperial. Also in 2004, Huckleberry paid back a $2.5 million loan to Imperial and discovered a potential new deposit directly north of the Huckleberry Main Zone Pit. Huckleberry will undertake further exploration in 2005 aimed at expanding resources for a longer mine life.

We thank all of our employees for their many and varied contributions in 2004, and welcome our new employees at Mount Polley, Sterling and at our corporate head office. We acknowledge the expert and faithful guidance and support of our Board of Directors. We take special pride in the remarkable efforts of our exploration team that lead to the discovery of the Northeast Zone, a find that was also recognized for its positive impact on exploration in British Columbia when the BC and Yukon Chamber of Mines awarded the 2004 Spud Huestis Award for Excellence in Prospecting and Mineral Exploration to our friend and colleague, Vice President Exploration, Pat McAndless.

We look forward to 2005 as year of building momentum toward the emergence of Imperial as a low cost, long term producer of base and precious metals.

Pierre Lebel
Director & Chairman

J. Brian Kynoch
Director & President



Operations Review

Mount Polley

Idled in September 2001 due to low metal prices, the wholly owned Mount Polley open pit copper-gold mine has been the focus of continuous exploration since August 2003, when the Northeast Zone was discovered.

Following approval by the Province of British Columbia in October 2004 of an Amended Mine Plan to allow development of an open pit (the "Wight Pit") in the Northeast Zone, work began on the restart of the Mount Polley mine. This work included the acquisition, delivery and erection of an expanded fleet of mining equipment, logging of the Wight Pit area, construction of the Wight Pit access road, stripping of waste in the Bell Pit, added capacity in the flotation and concentrate dewatering portions of the mill, recommissioning of the concentrator, and an additional lift on the tailings dam.

Operations restarted in March 2005, with initial feed coming from the Bell Pit and low grade stockpiles. Ore from the Wight Pit is scheduled for delivery to the mill commencing in July 2005.

In conjunction with all these activities, we also continued to recruit staff required to operate the Mount Polley mine, and by year end 100 of our expected total complement of 225 people were hired.

The current reserve and resource estimate based on drilling to December 15, 2004 is 44 million tonnes proven and probable grading 0.45% copper and 0.30 g/t gold in the Wight, Bell and Springer open pits. This reserve, sufficient to provide a mine life of about six years, contains approximately 438 million pounds of copper and 433 thousand ounces of gold.

The current open pit reserve estimate for the Wight Pit is 9.1 million tonnes grading 0.88% copper, 0.29 g/t gold and 6.4 g/t silver. Measured and indicated resources, which are additional to this open pit reserve are 15.7 million tonnes grading 0.61% copper, 0.19 g/t gold and 4.40 g/t silver. Drilling has continued to expand reserves and resources in the Northeast Zone.

Between May and December 2004 reserves in the Northeast Zone grew

Northeast Zone

☐ Pit Design

■ Copper Equivalent (+0.3%) Grade Shell


0m
150m
300m

Springer Zone

☐ Pit Design

■ Copper Equivalent (+0.3%) Grade Shell


0m
200m
400m

50% while resources grew 300%, and the inferred resource in the Springer Zone increased from 10.9 million to 23.1 million tonnes providing further confirmation that the mineralization at Mount Polley, particularly in the Northeast and Springer Zones, has not yet been fully outlined.

From August 2003 to February 2005, 247 holes totaling 75,671 metres were drilled on the Mount Polley property, including 187 holes totaling 50,392 metres at the Northeast Zone.

Exploration in 2005 will include intensive drilling of the Northeast Zone, especially in the recently discovered very high grade Green Zone. Intersections in the Green Zone so far include 25.1 metres grading 4.43% copper, 1.28 g/t gold and 26.92 g/t silver in hole WB04-161, 15 metres grading 5.86% copper, 3.13 g/t gold and 39.06 g/t silver in hole WB04-179 and 10.6 metres grading 5.43% copper, 3.08 g/t gold and 30.22 g/t silver in hole WB04-158. These intersections are a strong indication that the Northeast Zone deposit has grades that could support underground mining.

Four drills are now in operation. Further drilling will also be carried out on the Springer Zone and on numerous other geological targets within the Mount Polley property.


3
2
1

Mount Polley Property

■ Exploration Targets

Pit Areas

☐ 1. Springer
☐ 2. Bell
☐ 3. Wight

☐ Mill Facility



Mount Polley continued

The Mount Polley mineral claims now encompass 18,910 hectares with the acquisition in January 2005 of an additional 10,660 hectares using the new "paper" staking facilities introduced by the Ministry of Energy and Mines of British Columbia on January 12, 2005. This additional ground will undergo geological mapping in the summer of 2005, with a focus on discovering additional northeast zone type mineralization.

The Mount Polley open pit copper-gold mine is located in central British Columbia, 56 kilometres northeast of Williams Lake. Commissioned in 1997 and built at a capital cost of $115 million, it has a processing capacity of 20,000 tonnes of ore per day. Before it was idled in September 2001, it produced 133 million pounds of copper and 370,000 ounces of gold from 27.7 million tonnes of ore mined from the Cariboo and Bell pits.

Sterling

The deep, high grade 144 Zone at the Sterling gold property was discovered in 2001 in a setting which exhibits many of the hallmarks of the structurally controlled Carlin type deposits. Discovery hole 01-7A was drilled as a test of the area beneath hole 89-144 drilled in 1989 that intersected 225 feet grading 0.044 oz/t (69 metres grading 1.51 g/t). Hole 01-7A returned grades of 0.15 oz/t gold over 110 feet including 0.25 oz/t gold over 30 feet (5.14 g/t over 33.5 metres including 0.57 g/t over 9.14 metres). A follow up hole 01-9 returned 0.57 oz/t gold over 45 feet including 1.0 oz/t gold over 20 feet (19.54 g/t over 13.5 metres including 34.29 g/t over 6.1 metres). The gold mineralization in both holes was encountered in silty carbonates at the contact between the Bonanza King dolomite and the Carrara limestone. The depth of these intercepts is approximately 700 feet (213 metres) below surface and some 300 feet (91 metres) below the lower most underground workings at Sterling.

144 Zone drilling in 2001 totaled 8,600 feet (2,621 m) in 11 holes, 4,828 feet (1,472 m) in 6 holes in 2002 and 9,000 feet (2,743 m) in 30 holes in 2003. The 144 Zone measures 500 feet by 750 feet. No drilling was conducted in 2004.

In November 2004, 62 claims covering 1,282 acres (519 hectares) were staked. The Sterling property now consists of 211 lode mining claims plus 1 mill site which cover approximately 4,381 acres (approximately 1,773 hectares). An additional claims 29 claims (the Mary and Goldspar claims) were acquired under lease in 2003 to secure the potential northerly extension of the 144 Zone structure. These claims cover approximately 599 acres (242 hectares).

Exploration plans for this project include the driving of a 1,200 metre ramp to access the 144 Zone area for an underground diamond drilling program and potential future mining, and the surface drill testing of additional target areas located on the Mary and Goldspar claims.

The exploration will follow completion of the reclamation and permitting work that is now underway. The reclamation and permitting work is expected to be complete in mid-2005.

The Sterling property is located about 115 miles northwest of Las Vegas and 15 miles southeast of the town of Beatty, Nevada. The Sterling mine operated both as an underground and open pit mine from 1980 to 1997. The property and mine are wholly owned by Imperial through Sterling Gold Mining Corporation. All claims with the exception of the Mary and Goldspar claims, are subject to a 2.25% NSR. The Mary and Goldspar claims are subject to a 2% NSR with some claims at a 5% NSR until reaching a cap.

Bear

Discovered in 1972, the Bear property hosts significant molybdenum/copper mineralization. Imperial completed a drill program on this property in July 2004. All five holes returned long intercepts of molybdenum/copper mineralization. Results confirmed potential for the property to host the tonnage and the grade necessary for an economic deposit. The mineralized body remains open for expansion, both laterally and to depth.

The best results were from BD04-18 which returned 295.9 metres grading 0.059% molybdenum and 0.27% copper, or 0.56% copper equivalent (based on Gross Metal Value using long-term estimate prices of US$5.00/lb molybdenum and US$1.00/lb copper). Mineralization was continuous starting at the top of the bedrock. Hole BD04-17 was also well mineralized with 351.0 metres of 0.047% molybdenum and 0.21% copper or 0.44% copper equivalent. Both holes were still mineralized at the completed depth. Data will be compiled and analyzed in preparation for a 2005 summer program.

Infrastructure in the area is excellent with nearby rail, roads, power and airstrips. With the outlook for a sustained strong molybdenum market, Imperial is well positioned to move the Bear project forward quickly through the next stage of exploration, and further if warranted. The property is located 140 kilometres north of Smithers, British Columbia.

Huckleberry

Imperial holds a 50% interest Huckleberry Mines Ltd., which owns the Huckleberry copper/molybdenum open pit mine located approximately 123 kilometres southwest of Houston, British Columbia.

An exploration program completed in late 2004 identified a new potential deposit on the 1,825 hectare Huckleberry property. The new copper/molybdenum zone, referred to as the Northwest Target, is directly north of Huckleberry's Main Zone Pit and is easily accessible from the minesite. Drill highlights included 210.5 metres in hole 04-306 grading 0.50% copper and 0.004 molybdenum, 165.0 metres in hole 04-308 grading 0.35% copper and 0.043 molybdenum and 265.0 metres in hole 04-314 grading 0.54% copper and 0.006 molybdenum. Exploration will continue in 2005 to further expand the Northwest Target.

Mine production statistics for the current year ended December 31, 2004 and for 2003 are as follows.

The Huckleberry mine was commissioned in 1997 and built at a capital cost of approximately $142 million. Ore is mined with standard open-pit truck and shovel equipment, and processed through a SAG/ball mill circuit producing copper and molybdenum concentrates. The mill has a processing capacity of 21,000 tonnes of ore per day. The current reserves at Huckleberry have an estimated mine life of 3.5 years.

	2004	2003
Ore milled (tonnes)	6,867,153	6,999,077
Ore milled per calendar day (tonnes)	18,763	19,176
Ore milled per operating day (tonnes)	20,543	20,771
Grade (%) – Copper	0.454	0.542
Grade (%) – Molybdenum	0.014	0.012
Recovery (%) – Copper	85.87	86.48
Recovery (%) – Molybdenum	20.41	17.61
Copper produced (lbs)	62,924,920	72,269,310
Molybdenum produced (lbs)	426,658	316,890

Management's Discussion and Analysis

Overview

During the year ended December 31, 2004 the Company continued to focus its exploration activities on Mount Polley while preparing the mine for a restart of operations. Major activities for the restart of the Mount Polley mine included acquisition of additional mobile mine equipment, mill refurbishment, financing and concentrate sales arrangements.

The management of Huckleberry Mines Ltd. ("Huckleberry") was restructured on December 1, 2003, whereby Imperial relinquished certain elements of joint control and this resulted in a change in the method of accounting for Huckleberry, from the proportionate consolidation basis to the equity basis. This improved the Company's balance sheet by eliminating the large debt associated with Huckleberry. All of the assets and liabilities of Huckleberry previously recorded on a line by line basis were removed from Imperial's consolidated balance sheet. Instead, balance sheets after December 1, 2003 record the Company's investment in Huckleberry as a single line item under Share of Deficit of Huckleberry.

The Statement of Income for the year ended December 31, 2003 includes Huckleberry on the proportionate consolidation basis to November 30, 2003 and on the equity basis thereafter. This change in method of accounting for Huckleberry results in large variances between the years 2004 and 2003 and markedly affects comparison of financial position, operations and cash flow.

The Company's revenue subsequent to December 1, 2003, consists of management fee revenues from Huckleberry, interest income on cash and reclamation bonds, and other miscellaneous revenues. Other revenues fluctuate significantly from one period to another. Equipment rental revenue ceased by March 31, 2004 and other miscellaneous revenue is expected to continue. Mineral revenues will commence upon restart of operations at Mount Polley in 2005.

In March 2005 the Company issued $20 million of unsecured convertible debentures. The convertible debentures bear interest at 6% per annum and each $8.65 of face value is convertible into one common share of the Company at any time until 5 years plus one day from date of issue. This financing provides a substantial portion of the funds required to complete the restart of the Mount Polley mine scheduled for March 2005. The mobile mining equipment required to complete the mining fleet is expected to be financed via lease.

These financial resources will provide for preproduction stripping for the new Wight pit, capital expenditures for concentrate shipping facilities, acquisition and preparation of the new mobile mine equipment and tailings dam construction. Additionally, these funds will be used to complete the refurbishment of the mill and mine equipment, continue exploration activities and provide working capital.

Selected Annual Financial Information

	Years Ended December 31		
	2004	2003 (1)	2002 (1)
Total Revenues	$ 1,124,665	$ 36,206,577	$ 35,934,239
Net Income (Loss)	$ 3,639,547	$ 1,780,949	$(23,466,320)
Net Income (Loss) per share	$ 0.14	$ 0.09	$ (1.49)
Diluted Income (Loss) per share	$ 0.13	$ 0.08	$ (1.49)
Working Capital (Deficiency)	$ 1,321,706	$ 11,036,075	$(31,585,636)
Total Assets	$ 48,747,213	$ 25,292,236	$ 72,489,890
Total Long Term Debt (including current portion)	$ 8,623,057	$ 5,891,809	$ 79,705,614
Cash dividends declared per common share	$ 0.00	$ 0.00	$ 0.00

(1) Results for 2003 and 2002 have been restated for the changes in accounting policies and presentation of mineral revenues as noted in the heading "Changes in Accounting Policies".

The reporting currency of the Company is the Canadian Dollar. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles.



Forward Looking Statements

This Management Discussion and Analysis is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of March 17, 2005. Except for statements of fact relating to the Company certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Developments During 2004

General

The Company's primary focus during 2004 was exploration at Mount Polley, securing an amendment to the existing mine permit to allow mining of the new Wight pit, seeking financing for the mine restart, acquisition of additional mobile mine equipment and refurbishment of the mine and mill complex for startup of the mine in 2005.

The copper prices were substantially higher in 2004 than in 2003, averaging about US$1.30 per pound compared to US$0.81 per pound in 2003. The US Dollar fluctuated in a downward trend during 2004 closing weaker at December 31, 2004 compared to December 31, 2003. Even with the decline in the exchange rate the price of copper in CDN Dollar terms was substantially higher averaging C$1.69 per pound in 2004 compared to C$1.13 per pound in 2003. While decreases in the US Dollar/CDN Dollar exchange rate have a negative impact on US Dollar revenues when translated to CDN Dollars, they have a positive impact on US Dollar denominated long term debt in CDN Dollars.

The strong gain in the CDN Dollar against the US Dollar in 2004 along with increases in certain costs resulting from changes in market conditions for such items as concentrate treatment and refining costs and the cost of labour, fuel and other consumables, will impact the profitability of Mount Polley and of resource projects generally. The Company will seek to adopt exploration and development strategies that will mitigate the impact of these new market conditions.

During 2004, larger scale testing of new heap leaching technology confirmed that copper oxide minerals can be recovered from the highly oxided mineralization covering the Springer Zone at Mount Polley. Based on this testwork, a scoping study will be completed in 2005 on the economics of recovering oxide copper from the Springer Zone using this technology.

In July 2004 the Company completed a $0.5 million investment in Fjordland Exploration Inc., a junior mineral exploration company with a promising gold/copper discovery 35 kilometres south of the Mount Polley mine.

Exploration

Exploration was focused on the Mount Polley project in 2004, with 135 diamond drill holes totaling 39,143 metres completed in 2004. The focus of exploration in 2005 will again be at Mount Polley with planned expenditures of approximately $5.0 million. The additional ground staked around Mount Polley in January 2005 will be explored, with the objective of finding additional "northeast zone" type mineralized zones.

The results of drilling and other exploration activities carried out at the Bear property are being assessed to determine whether additional exploration is warranted in 2005.

At Sterling, reclamation work on the heaps is nearly complete and an exploration program may be conducted in 2005 following a review of all exploration information.

Huckleberry Mines Ltd.

The financial results of Huckleberry have a significant impact on the net income of the Company. Huckleberry benefited from higher copper prices in 2004 and from foreign exchange gains on the revaluation of the US Dollar denominated long term debt. Note 7 to the audited consolidated financial statements of the Company disclose the impact of Huckleberry operations on the financial position and results of Imperial.



At the end of 2004 it was estimated that Huckleberry's mine life would end in early 2007. As a result of the increase in copper prices Huckleberry is reevaluating its reserves to determine how much additional copper can be produced at these higher price levels. The reserves that could be added as a result of this evaluation may not be substantial because of the geometry of the ore body and the topography of the site.

During 2004 Huckleberry increased its exploration efforts with the aim of discovering additional reserves. Exploration in 2004 identified a new potential copper-molybdenum deposit directly north of the Huckleberry Main Zone Pit. Further exploration is planned for 2005.

The Company owns 50% of Huckleberry. All debt and other obligations of Huckleberry are non recourse to Imperial. In December 2004 Huckleberry repaid the $2.5 million of senior ranking debt owed to Imperial.

Since 1998 Huckleberry had been unable to meet its scheduled obligations for payment of interest and principal on its long term debt and had been operating under a financial restructuring package whereby payments of principal and interest were dependent on available cash.

To December 2004 Huckleberry had been receiving quarterly extensions of the repayment date from the debt holders ("Lenders"). Effective November 2004, Huckleberry and its Lenders finalized an amendment to the debt repayment terms, retroactive to January 1, 2003, such that payments during 2003 and subsequent years are subject to available cash. Huckleberry's income in 2004 increased by $3.6 million as a result of the debt restructuring. Minimum principal payments, including accrued interest are based on available cash as defined in the restructuring agreement. The available cash will fluctuate based on metal prices, currency exchange rates, capital expenditure requirements and operating results. Huckleberry has estimated that the available cash to be paid in 2005 is $3.1 million which has been included as a current liability.

At December 31, 2004 Huckleberry's total debt, including accrued interest, was $123.6 million. Huckleberry expects to begin making payments on this debt in accordance with the new loan terms in 2005. However, the repayment of all of Huckleberry's debt will depend on the ability of Huckleberry to generate sufficient cash flow prior to a depletion of its ore reserves. If the Lenders have not been repaid at that time they could enforce their security, resulting in Imperial losing its interest in Huckleberry. The ongoing operations of the Company would not be materially affected if Imperial lost its 50% interest in Huckleberry. Note 7 to the audited consolidated financial statements of the Company provides further information on the financial position of Huckleberry.

Risk Factors

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions known to management at the time of writing. There can be no guarantee or assurance that other factors will or will not adversely affect the Company.

Risks Inherent in the Mining and Metals Business
The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often nonproductive for reasons that cannot be anticipated in advance. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production increases in production costs, monetary losses, legal liability and adverse governmental action. The Company's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

Commodity Price Fluctuations and Hedging
The results of the Company's operations are significantly affected by the market price of base metals, and gold which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Company's control, including levels of supply and demand for a broad range of industrial products, expectations with respect to the rate of inflation, the relative strength of the US Dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below the Company's cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue commercial production at any or all of its mines.

The objectives of any hedging programs that are in place are to reduce the risk of a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of the Company's business. There are, however, risks associated with hedging programs including (among other things) an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counter-party risks and production interruption events. The Company's results of operations are also affected by fluctuations in the price of labour, electricity, fuel, steel, chemicals, blasting materials transportation and shipping and other cost components.

Competition for Mining Properties
Because the life of a mine is limited by its ore reserves, the Company is continually seeking to replace and expand its reserves through the exploration of its existing properties as well as through acquisitions of new properties or of interests in companies which own such properties. The Company encounters strong competition from other mining companies in connection with the acquisition of properties.

Sale of Products and Future Market Access
The Company is primarily a producer of concentrates. These must be processed into metal by independent smelters under concentrate sales agreement in order for the Company to be paid for its products. There can be no assurance or guarantee that the Company will be able to enter into concentrate sale agreements on terms that are favorable to the Company or at all. Access to the Company's markets is subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which the Company is aware that do, or could, materially affect the Company's access to certain markets, there can be no assurance that the Company's access to these markets will not be restricted in the future.

Mineral Reserves and Recovery Estimates
Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral reserves in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The Company's reserves and resources are estimated by persons who are employees of the respective operating Company for each of our operations under the supervision of employees of the Company. These individuals are not "independent" for purposes of applicable securities legislation. The Company does not use outside sources to verify reserves or resources. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

Currency Fluctuations
The Company's operating results and cash flow are affected by changes in the CDN Dollar exchange rate relative to the currencies of other countries, especially the US Dollar. Exchange rate movements can have a significant impact on results as a significant portion of the Company's operating costs are incurred in CDN Dollars and most revenues are earned in US Dollars. To reduce the exposure to currency fluctuations the Company may enter into limited foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on the Company. In addition, foreign exchange contracts expose the Company to the risk of default by the counterparties to such contracts, which could have a material adverse effect on the Company.

Interest Rate Risk
The Company's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage liquidity and capital requirements. The Company has incurred indebtedness that bears interest at fixed and floating rates, and may enter into interest rate swap agreements to manage interest rate risk associated with that debt. There can be no assurance that the Company will not be materially adversely affected by interest rate changes in the future, notwithstanding its possible use of interest rate swaps. In addition, the Company's possible use of interest rate swaps exposes it to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on the Company.

Financing
The amount of cash currently generated by the Company's operations is insufficient to fund projected levels of exploration and development activity and associated overhead costs. The Company is dependant upon the availability of debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.

Environment
Environmental legislation affects nearly all aspects of the Company's operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. The Company's historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. There can be no assurances that the Company will at all times be in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company's operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Aboriginal Title Claims
Recent Canadian jurisprudence puts in doubt the ability of mining companies to acquire within a reasonable time frame effective mineral titles in some parts of Canada, particularly British Columbia, in which aboriginal title is claimed. The risk of unforeseen aboriginal title claims also exists in foreign jurisdictions and also could affect existing operations as well as development projects and future acquisitions. The need for governments to consult with aboriginal peoples with respect to grants of mineral rights in the issuance or amendment of project authorizations may affect the Company's ability to expand or transfer existing operations or to develop new projects.



Foreign Activities
The Company operates in the United States and from time to time in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavorable political climate may make it difficult for the Company to obtain financing for projects in some countries.

Legal Proceedings
The nature of the Company's business may subject it to numerous regulatory investigations, claims, lawsuits and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

Critical Accounting Policies

The critical accounting policies adopted by the Company and used in preparation of its consolidated financial statements include the following:

(a) Mineral Properties
Producing mining property, plant and equipment is carried at cost less accumulated depletion and depreciation. All costs related to acquisition, exploration and development of mineral exploration properties are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed for mine development and plant construction, and operating costs, net of revenues, prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations on the unit-of-production method by property based upon estimated recoverable reserves excluding certain assets which are depreciated on a straight line basis over periods ranging from three to ten years.

The Company evaluates the carrying value of its mineral properties on a regular basis using various methods depending on the state of development of the property. If it is determined that the anticipated fair value based on future cash flows from its mineral properties or other measurement are less than the carrying value based on information and conditions at the date of assessment, then a writedown to the estimated fair value is made.

(b) Depreciation, Depletion and Amortization
Described in (a) above are the methods used by the Company to determine the depreciation, depletion and amortization of its producing mineral properties. The majority of capitalized costs are depreciated, depleted or amortized on a unit-of-production basis. This method relies on management's estimate of the ultimate amount of recoverable reserves, an amount that is dependant on a number of factors including the extent and grade of the ore, commodity prices, capital, mining, processing and reclamation costs, and success of exploration activities identifying additional mineral reserves.

(c) Future Site Reclamation Costs
The Company adopted new accounting recommendations for future site reclamation costs effective January 1, 2004 as described under the heading "Changes in Accounting Policies". The new accounting policy provides for future costs to retire an asset including dismantling, remediation and on going treatment and monitoring of the site to be recognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. In addition, future site restoration costs are capitalized as part of the carrying value of the related mineral property at its initial discounted value and amortized over the mineral properties useful life based on a units of production method.



Changes in Accounting Policies

The Company has adopted a number of new accounting standards effective January 1, 2004. These include:

(a) Future Site Reclamation Costs
New accounting recommendations from the Canadian Institute of Chartered Accountants for future site reclamation costs were adopted by the Company effective January 1, 2004. Prior to January 1, 2004 future site reclamation costs were accrued and charged to operations over the estimated life of each mine. Under the new accounting recommendations the Company initially recognizes the future site reclamation costs at its fair value in the period in which it is incurred, with a corresponding addition to the related asset for these costs. The cost of the asset is amortized over the life of the asset as an expense based on the Company's accounting policy for depreciation, depletion and amortization. Following the initial recognition of the future site reclamation costs, the liability is increased each period to reflect the interest element included in the initial measurement of their fair value. Adjustments to the future site reclamation cost liability are also made in each period for changes in the estimated amount, timing and cost of the work to be carried out. Refer to Note 2(a) of the audited consolidated financial statements of the Company for further details.

(b) Share Based Compensation
The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants for share based compensation effective January 1, 2004. To December 31, 2003 the Company's reporting has been in accordance with the new recommendations except that the Company had only been providing the information in a note to its financial statements and not recording the effects in its consolidated financial statements. Under the new recommendations the fair value of the options at the date of grant are accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. Refer to Note 2(b) of the audited consolidated financial statements of the Company for further details.

(c) Hedging Relationships
The Canadian Institute of Chartered Accountants has issued new accounting recommendations for the treatment of certain derivative financial instruments which establishes new criteria for hedge accounting. These must be applied effective January 1, 2004. The new guideline requires the Company to document hedging transactions and explicitly demonstrate the effectiveness of the hedges in order to qualify for certain accounting treatment for hedges utilizing financial derivatives. Derivative financial instruments that do not qualify for hedge accounting are required to be marked to market each period with changes in the fair value of the derivative instruments recorded in operations as unrealized gains or losses.

The Company did not have any financial derivatives during the year ended December 31, 2004. The Company may enter into derivative instruments with the reopening of the Mount Polley mine. During 2004 Huckleberry entered into derivative instruments to hedge the CDN Dollar versus the US Dollar and to fix the selling price of copper. These hedges were accounted for by Huckleberry in accordance with the new recommendations. The fair value of any open contracts were recorded on Huckleberry's balance sheet at December 31, 2004.

Results of Operations for the Year 2004 Compared to the Year 2003

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2004.

Financial Results

Overview
Operating revenues declined to $1.1 million for the year ended December 31, 2004 from $36.2 million in the year ended 2003. The 2004 revenues exclude the Huckleberry mine due to the change in basis of accounting effective December 1, 2003. Excluding Huckleberry in the 2003 period, revenue increased marginally in 2004 over the revenue in the 2003 period.

In the year ended December 31, 2004 Imperial recorded net income of $3.6 million ($0.14 per share) compared to net income of $1.8 million ($0.09 per share) in the prior year.

The financial results of the Company are closely tied to those of the Huckleberry mine. The Company's share of Huckleberry's net income in the year ended December 31, 2004 was $8.1 million compared to $5.7 million in 2003. The 2003 income from Huckleberry included a $11.3 million foreign exchange gain on long term debt compared to gain of $7.4 million in the 2004. After inclusion of a $0.7 million loss on sale of the Company's subsidiary, Similco Mines Ltd., and a $1.5 million writedown of mineral exploration properties, the Company recorded a net income of $1.8 million in the year ended December 31, 2003. The higher net income in 2004 was primarily from the increased contribution to income from Huckleberry partially offset by higher mine maintenance costs.

Mineral Operations

Mineral revenues and production costs represent the 50% proportionate share of Huckleberry operations for the period to November 30, 2003 during which Huckleberry was proportionately consolidated. The Company had no mineral revenues or production costs in 2004, however the net effect of Huckleberry's operations are now included in equity income.

Mine Maintenance Costs

Mine maintenance costs increased to $3.6 million in the year ended December 31, 2004 compared to $2.1 million in the year ended December 31, 2003. These costs are primarily for the Mount Polley property and represent site holding costs and operating costs related to equipment rental and custom processing operations.

Interest Expense

Interest expense on long term debt decreased to $0.3 million in 2004 from $2.9 million in 2003. Interest costs on long term debt exclude Huckleberry in 2004.

Foreign Exchange on Long Term Debt

Foreign exchange gains on US Dollar denominated long term debt were $0.2 million in 2004 and were all related to the new long term debt added by the Company during 2004. During the year ended December 31, 2003 the CDN Dollar strengthened significantly against the US Dollar resulting in a gain of $11.3 million during the year, all related to Huckleberry long term debt.

Other Income

Other income includes $0.4 million in gains on sale of mineral exploration properties and surplus mining equipment in 2003 compared to gains of less than $0.1 million in 2004.

Liquidity & Capital Resources

Cash Flow from Operations

The Company had net income of $3.6 million in the year ended December 31, 2004 compared to net income of $1.8 million in 2003. Cash flow applied to operations was $3.8 million in 2004 compared to cash provided by operations of $2.4 million in the prior year. This decrease was primarily due to the absence of cash flow from Huckleberry in 2004.

Working Capital

At December 31, 2004 the Company had working capital of $1.3 million, a decline of $9.7 million from $11.0 million at December 31, 2003. The majority of this change in working capital, $5.9 million was invested in exploration and development of the Mount Polley property which totaled $26.6 million in 2004. The balance of the additions to the Mount Polley property not financed by working capital was financed by equity and long term debt totaling $20.7 million.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $18.5 million in the year ended December 31, 2004 versus $4.2 million in 2003. Expenditures in 2004 were for feasibility study, engineering, permitting and capital costs related to restart of the Mount Polley mine. The expenditures in 2003 were primarily for Huckleberry mine ongoing capital projects.

Exploration expenditures were $8.1 million in the year ended December 31, 2004 compared to $2.5 million in the 2003. Increased expenditures in 2004 were for drilling and other exploration activities at Mount Polley and Bear. Expenditures in 2003 were primarily for drilling at the Nak, Sterling and at Mount Polley. Expenditures on exploration projects for the year 2005 is expected to be in excess of $5.0 million, with $5.0 million budgeted for exploration and development work at Mount Polley.

Proceeds from the sale of Similco and surplus mining equipment totaled $1.6 million in the year ended December 31, 2003 compared to nil in the year ended December 31, 2004.

In July 2004 the Company entered into a $5.0 million revolving line of credit facility with Edco Capital Corporation, a company controlled by N. Murray Edwards, a significant shareholder of Imperial. The facility is secured by a General Security Agreement on the assets of the Company and bears interest at the rate of 8%. At December 31, 2004 no funds were drawn on the facility, however funds were drawn in early 2005. The facility was terminated in March 2005 upon repayment in full from proceeds of the $20.0 million convertible debenture financing.

In December 2004 Huckleberry repaid $2.5 million in advances owed to the Company. No further loans or advances are receivable by the Company from Huckleberry. In 2004 the Company invested $0.5 million in Fjordland Exploration Inc., a junior mineral exploration company with a promising gold/copper discovery 35 kilometres south of the Mount Polley mine.

Ongoing exploration expenditures, project holding costs, project development and restart expenditures, and general corporate costs will be financed from existing cash resources, sale of assets, joint venture arrangements and debt and equity financings, when appropriate.

Debt and Other Obligations

Payments on Mount Polley's $6.3 million non interest bearing long term debt are only due when the mine and mill are in operation. Payments are limited to $116,667 per month, to a maximum of $1,166,667 per year and are expected to commence in April 2005 based on mining and milling operations resuming at Mount Polley in March 2005. This debt is similar in nature to a capped royalty on operations. This debt is non recourse to Imperial and secured only by the mining property assets on which the funds were invested.

During the year ended December 31, 2004 the Company financed a significant portion of its capital additions through capital leases and finance contracts. Most of this debt was denominated in US Dollars and this provides a natural hedge against the US/CDN Dollar exchange rate. As at December 31, 2004 the Company is committed to capital expenditures of approximately $16.2 million for capital asset additions for the Mount Polley mine. Included in this total is the commitment to purchase mobile mine equipment for approximately US$11.6 million expected to be financed by a multi-year finance contract upon delivery of the equipment during the period March to June 2005.

The Company had the following contractual obligations as of December 31, 2004:

	2005	2006	2007	2008	2009	2010 +	Total
Long term debt (1)	$ 2,084,000	$ 2,201,000	$ 1,815,000	$ 1,183,000	$ 1,167,000	$ 583,000	$ 9,033,000
Operating leases	118,000	112,000	96,000	21,000	-	-	347,000
Capital expenditures (2)	16,200,000	-	-	-	-	-	16,200,000
Mineral properties (3)	73,000	141,000	155,000	145,000	145,000	169,000	828,000
Total	$ 18,475,000	$ 2,454,000	$ 2,066,000	$ 1,349,000	$ 1,312,000	$ 752,000	$ 26,408,000

(1) Payment dates of total long term debt of $6.3 million are based on the Mount Polley mine and mill commencing operations in March 2005. Payments shown include interest and deemed interest.

(2) Year 2005 capital expenditure commitments totaling US$11.6 million is expected to be financed by a multi-year finance contract upon delivery of the equipment.

(3) Mineral property commitments are payments required to keep the claims or option agreements in good standing. Total for 2010 is for year 2010 requirements only.

Debt repayment and working capital requirements for 2005 are expected to be met from proceeds of the convertible debenture financing completed in March 2005, the planned mobile mine equipment lease financing, cash flow from operations at Mount Polley and other debt or equity financings as may be required.

Selected Quarterly Financial Information

	Three Months Ended			
	December 31 2004	September 30 2004	June 30 2004	March 31 2004
Total Revenues	$ 320,519	$ 196,915	$ 311,374	$ 295,857
Writedown of mineral properties	$ 20,929	$ -	$ -	$ -
Equity Income (Loss) from Huckleberry	$ 6,647,956	$ 2,498,328	$ (1,057,218)	$ (22,440)
Net Income (Loss)	$ 5,855,767	$ 782,713	$ (2,302,000)	$ (696,933)
Net Income (Loss) per share (3)	$ 0.21	$ 0.03	$ (0.09)	$ (0.03)
Diluted Income (Loss) per share (3)	$ 0.21	$ 0.03	$ (0.09)	$ (0.03)
Cash Flow (4)	$ (514,394)	$ (1,482,216)	$ (1,090,623)	$ (744,348)
Cash Flow per share (3) (4)	$ (0.02)	$ (0.06)	$ (0.04)	$ (0.03)
Average LME cash settlement copper price/lb in US$	$ 1.380	$ 1.293	$ 1.264	$ 1.239
Average US/CDN $ exchange rate	$ 1.221	$ 1.307	$ 1.359	$ 1.318
Period end US/CDN $ exchange rate	$ 1.204	$ 1.264	$ 1.340	$ 1.311

	Three Months Ended			
	December 31 2003 (Restated)	September 30 2003 (Restated)	June 30 2003 (Restated)	March 31 2003 (Restated)
Total Revenues (1)	$ 7,531,937	$ 10,223,866	$ 8,460,946	$ 9,989,828
Foreign exchange gain (loss) on Huckleberry debt (2)	$ 2,355,946	$ 72,122	$ 4,712,718	$ 4,403,428
Writedown of mineral properties	$ -	$ (1,525,937)	$ -	$ -
Equity Income from Huckleberry	$ 1,079,658	$ -	$ -	$ -
Net Income (Loss)	$ 3,408,431	$ (2,827,673)	$ 1,593,006	$ (392,815)
Net Income (Loss) per share (3)	$ 0.14	$ (0.13)	$ 0.08	$ (0.02)
Diluted Income (Loss) per share (3)	$ 0.14	$ (0.13)	$ 0.08	$ (0.02)
Cash Flow (4)	$ 1,335,307	$ 1,733,756	$ (84,527)	$ (572,004)
Cash Flow per share (3)(4)	$ 0.06	$ 0.08	$ 0.00	$ (0.03)
Average LME cash settlement copper price/lb in US$	$ 0.934	$ 0.795	$ 0.744	$ 0.755
Average US/CDN $ exchange rate	$ 1.316	$ 1.380	$ 1.398	$ 1.510
Period end US/CDN $ exchange rate	$ 1.292	$ 1.380	$ 1.355	$ 1.469

(1) Total revenues for the three months ended December 31, 2003 include only two months of revenue from Huckleberry due to the change in basis for accounting for Huckleberry effective December 1, 2003.

(2) In order to provide the reader with a better understanding of the effect of changes in the US/CDN Dollar on the net income of the Company to December 31, 2003, foreign exchange gain (loss) on debt shown above includes the amounts from Huckleberry recorded on both the proportionate consolidation basis to November 30 and on the equity basis for the month of December.

(3) The sum of the quarterly net income per share and cash flow per share does not equal the annual total due to timing of share issuances during the year.

(4) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.



Fourth Quarter Results

During the 4th quarter of 2004 the Company recorded net income was $5.9 million ($0.21 per share) compared to net income of $3.4 million ($0.14 per share) in the prior years quarter. The improvement in the 2004 quarter was primarily the result of improved results at Huckleberry due to increased copper prices and a one time gain to Huckleberry of $3.6 million from restructuring Huckleberry debt repayment terms. Cash flow for the December 2004 quarter consumed $0.5 million compared to cash flow of $1.3 million generated in the comparable 2003 quarter. The decrease is because Huckleberry is no longer included in the Company's financial results on a proportionate consolidation basis effective December 1, 2003.

The Company raised a net $15.6 million in October 2004 for continued exploration and development work at the Mount Polley mine. Of this total, $6.3 million was issued as flow through shares, of which $1.3 million was spent in December 31, 2004 and the balance scheduled for 2005. Expenditures for exploration, development and restart of the Mount Polley mine totaled $12.0 million during the three months ended December 31, 2004 as work escalated towards the March 2005 restart date.

Related Party Transactions

Huckleberry

All related party transactions are as a result of the Company's 50% ownership of Huckleberry and the fact that the owners of the other 50% of Huckleberry (the "Japan Group") are also lenders to, and the purchasers of, substantially all of the production from the Huckleberry mine under a life of mine contract. Transactions with the Japan Group are on commercial terms and conditions and disclosed in Note 11 to the audited consolidated financial statements for the year ended December 31, 2004.

Until the restructuring of the management of Huckleberry on December 1, 2003 and termination of the operator agreement with Huckleberry, Imperial was the operator of the Huckleberry mine and received management fees for operating the Huckleberry mine with management staff provided by Imperial.

Imperial receives consulting fees for its services pursuant to a new consulting agreement however, there is no obligation to provide any staff, as mine operations are now managed totally by Huckleberry. The consulting fees ceased effective November 30, 2004 due to the repayment by Huckleberry of the $2.5 million in senior ranked loan owed to the Company.

To March 31, 2004 Huckleberry rented certain mobile mining equipment from the Company on commercial terms and conditions. During 2003 and 2004 Huckleberry acquired mobile mining equipment to replace the equipment rented from the Company and therefore rentals ceased in early 2004. Rental revenue earned by the Company from Huckleberry was under $0.1 million in the year ended December 31, 2004 and $0.7 million in year ended 2004.

Corporate

In July 2004 the Company entered into a $5.0 million revolving line of credit facility with Edco Capital Corporation, a company controlled by N. Murray Edwards, a significant shareholder of Imperial. The facility is secured by a General Security Agreement on the assets of the Company and bears interest at the rate of 8% per year. At December 31, 2004 no funds were drawn on the facility, however funds were drawn in early 2005. The facility was terminated in March 2005 upon repayment in full from proceeds of the $20.0 million convertible debenture financing.

Other

Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

As of December 31, 2004 the Company had 27,950,939 common shares outstanding. On a diluted basis the Company had 29,796,264 common shares outstanding.

Outlook

Operations, Earnings and Cash Flow

Overall production levels for copper and gold will increase in 2005 with the restart of the Mount Polley mine, generating positive cash flow to the Company.

Based on a March 2005 startup and the current mine plan, the Mount Polley mine is expected to produce about 32 million pounds of copper, 38,000 ounces of gold and 162,000 ounces of silver during 2005. Until July 2005, production will be from the previously mined Bell pit and existing ore stockpiles. Ore from the higher grade Wight pit is expected to be mined and milled commencing July. By the end of 2005, Wight pit ore will represent about 50% of the feed to the mill.

Huckleberry is expected to produce about 75 million tonnes of copper and 580,000 pounds of molybdenum during 2005. Equity income from Huckleberry during 2005 is expected to be approximately $1.5 million based on a copper price of US$1.30 per pound, a US/CDN Dollar exchange rate of $1.25 and the current mine plan for the Huckleberry mine, excluding the impact of US/CDN Dollar exchange rate on Huckleberry's long term debt. Every US$0.01 change in the US/CDN Dollar exchange rate on Huckleberry's long term debt from the December 31, 2004 US/CDN Dollar exchange rate of 0.8308 impacts Imperial's 50% equity income from Huckleberry by $598,000.

Exploration

The Company will spend at least $5.0 million on exploration at Mount Polley in 2005 aimed at expanding known deposits and discovering new deposits. Upwards of $1.0 million will be spent at Huckleberry to follow up on the discovery of copper-molybdenum mineralization discovered in 2004. The Company plans to carry out exploration at its wholly owned Sterling mine property near Beatty, Nevada in the latter part of 2005. This program will include a 1,200 metre ramp, underground and drilling. The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Development

Development in 2005 will be limited to the Mount Polley mine.

Financing

Debt repayment and working capital requirements for 2005 are expected to be met from proceeds of the convertible debenture financing completed in March 2005, the planned mobile mine equipment lease financing, cash flow from operations at Mount Polley and other debt or equity financings as may be required.

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements and all information in the annual report are the responsibility of management. These consolidated financial statements have been prepared by management in accordance with the accounting policies described in the notes to the consolidated financial statements. Where necessary, management has made informed judgments and estimates of the outcome of events and transactions. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are appropriately authorized, assets are safeguarded from loss or unauthorized use and financial records are properly maintained to provide reliable information for preparation of financial statements. Deloitte & Touche LLP, an independent firm of Chartered Accountants, has been engaged, as approved by a vote of the shareholders at the Company's most recent Annual General Meeting, to audit the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provide an independent professional opinion. Their report is presented with the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee, which is comprised of a majority of non management Directors, meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.



J. Brian Kynoch
President
March 4 , 2005



Andre Deepwell
Chief Financial Officer

Auditors' Report

To the Shareholders of Imperial Metals Corporation

We have audited the consolidated balance sheets of Imperial Metals Corporation as at December 31, 2004 and 2003 and the consolidated statements of income and deficit and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants
Vancouver, British Columbia
March 4 , 2005

Consolidated Balance Sheets

December 31, 2004 and 2003	2004	2003 (Note 2)
ASSETS		
Current Assets		
Cash and cash equivalents	$ 4,716,089	$ 11,188,135
Marketable securities		
[Market value – $720,544 (2003 - $561,454)]	680,574	358,754
Accounts receivable	3,188,768	529,940
Inventory (Note 3)	800,122	9,352
	9,385,553	12,086,181
Mineral Properties (Note 4)	36,999,596	10,954,868
Future Site Reclamation Deposits	2,227,744	2,106,561
Other Assets	134,320	144,626
	$ 48,747,213	$ 25,292,236
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 6,067,829	$ 1,050,106
Current portion of long term debt (Note 5)	1,838,680	-
Current portion of future site restoration costs (Note 6)	157,338	-
	8,063,847	1,050,106
Long Term Debt (Note 5)	6,784,377	5,891,809
Future Site Reclamation Costs (Note 6)	2,961,235	2,558,196
Equity Share of Deficit of Huckleberry Mines Ltd. (Note 7)	18,180,924	23,747,550
	35,990,383	33,247,661
SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)		
Share Capital (Note 8)	31,424,753	14,427,459
Contributed Surplus (Note 8)	250,869	-
Deficit	(18,918,792)	(22,382,884)
	12,756,830	(7,955,425)
	$ 48,747,213	$ 25,292,236

Approved by the Board:





Larry G.J. Moeller
Director

J. Brian Kynoch
Director

See accompanying notes to these financial statements.

Consolidated Statements of Income and Deficit

Years ended December 31, 2004 and 2003	2004	2003 (Note 2)
REVENUES		
Mineral sales	$ -	$ 35,170,539
Management fees	275,000	418,750
Interest income	296,512	238,889
Other	553,153	378,399
	1,124,665	36,206,577
EXPENSES		
Mineral production and transportation costs	-	31,579,874
Mine maintenance costs (Note 5)	3,621,461	2,132,857
Interest accretion on future site reclamation costs	185,152	285,371
Depletion, depreciation and amortization	272,255	8,574,428
Administration	1,224,135	932,657
Share based compensation	157,140	-
Interest on long term debt	260,692	2,861,024
Other interest	39,535	10,864
Foreign exchange gain on long term debt	(195,180)	(11,344,625)
Other foreign exchange loss (gain)	2,233	(925,852)
	5,567,423	34,106,598
(LOSS) INCOME BEFORE UNDERNOTED	(4,442,758)	2,099,979
Add (Deduct)		
Equity income in Huckleberry Mines Ltd. (Note 7)	8,066,626	1,079,658
Writedown of mineral exploration properties	(20,929)	(1,525,937)
Loss on sale of subsidiary	-	(675,354)
Other	76,289	495,942
	8,121,986	(625,691)
INCOME BEFORE TAXES	3,679,228	1,474,288
Income and mining taxes (recovery) (Note 9)	39,681	(306,661)
NET INCOME	3,639,547	1,780,949
Deficit, Beginning of Year as previously reported	(23,634,966)	(27,010,516)
Adjustment for change in accounting policy for future site reclamation costs (Note 2(a))	1,252,082	2,846,683
Adjustment for change in accounting policy for share based compensation (Note 2(b))	(175,455)	-
Deficit, End of Year	$ (18,918,792)	$ (22,382,884)
Income Per Share (Note 10)		
Basic	$ 0.14	$ 0.09
Diluted	$ 0.13	$ 0.08

See accompanying notes to these financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003	2004	2003 (Note 2)
OPERATING ACTIVITIES		
Net income	$ 3,639,547	$ 1,780,949
Items not affecting cash flows		
Depletion, depreciation and amortization	272,255	8,574,428
Share based compensation	157,140	-
Interest accretion on future site reclamation costs	185,152	285,371
Equity income in Huckleberry Mines Ltd.	(8,066,626)	(1,079,658)
Writedown of mineral exploration properties	20,929	1,525,937
Foreign exchange gain on long term debt	(195,180)	(11,344,625)
Accrued interest on long term debt	-	2,590,029
Loss on sale of subsidiary	-	675,354
Future income taxes	(26,566)	(507,734)
Other	181,768	(87,519)
	(3,831,581)	2,412,532
Reduction in cash on change in method of accounting Huckleberry Mines Ltd. (Note 7)	-	(815,654)
Net change in non-cash operating balances (Note 14)	2,359,538	(2,405,631)
Cash (used in) operating activities	(1,472,043)	(808,753)
FINANCING ACTIVITIES		
Proceeds of long term debt	3,721,269	-
Repayment of long term debt	(1,002,113)	-
Issue of share capital, net of share issue costs	16,942,134	12,168,636
Cash provided by financing activities	19,661,290	12,168,636
INVESTMENT ACTIVITIES		
Purchase of marketable securities	(1,020,000)	(43,000)
Proceeds on sale of marketable securities	731,436	888,364
Acquisition and development of mineral properties	(26,586,999)	(5,336,741)
Proceeds on sale of mineral properties	46,382	357,830
Proceeds on sale of subsidiary net of cash transferred	-	264,595
(Increase) decrease in future site reclamation deposits	(227,905)	1,158,599
Repayment of loan from Huckleberry	2,500,000	-
Other	(104,207)	(52,980)
Cash used in investment activities	(24,661,293)	(2,763,333)
(DECREASE) INCREASE IN CASH AND EQUIVALENTS	(6,472,046)	8,596,550
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,188,135	2,591,585
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 4,716,089	$ 11,188,135

See accompanying notes to these financial statements.

Consolidated Statements of Cash Flows (continued)

Years ended December 31, 2004 and 2003	2004	2003 (Note 2)
CASH AND CASH EQUIVALENTS COMPRISED OF:		
Cash in bank	$ 69,740	$ 591,553
Short term money market investments	4,646,349	10,596,582
	$ 4,716,089	$ 11,188,135
OPERATING ACTIVITIES		
Interest expense paid	$ 83,410	$ 10,864
Income and mining taxes paid	$ 21,747	$ 376,310

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 2004 the Company reclassified $81,726 of contributed surplus arising from stock based compensation to share capital on the exercise of options. During the year ended December 31, 2003 the Company issued 25,000 common shares with a value of $11,375 in connection with the acquisition of a mineral property.

See accompanying notes to these financial statements.

Notes to the Consolidated Financial Statements
December 31, 2004 and 2003

1. Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Basis of Consolidation

The consolidated financial statements include the accounts of the Company, all its wholly owned subsidiaries and its proportionate share of joint ventures.

Cash and Cash Equivalents

Cash equivalents include money market instruments that are readily convertible to cash and have maturities at the date of purchase of less than ninety days.

Marketable Securities

Marketable securities are carried at the lower of cost and market value.

Inventory

Gold, copper and molybdenum concentrates are valued at the lower of production cost to produce saleable metal and net realizable value. Stores and supplies inventories are valued at the lower of cost and replacement cost.

Investments

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received.

Other investments are accounted for using the cost method.

Investments are written down to fair value when a permanent and significant decline in their carrying value has occurred.

Mineral Properties

Mining Property, Plant and Equipment

Mining property, plant and equipment are carried at cost less accumulated depletion and depreciation. Depletion and depreciation are computed primarily by property on the unit-of-production method based upon estimated recoverable reserves excluding certain assets at a cost of $7,758,743 (2003 - nil) which are depreciated on a straight line basis as follows:

Mobile mine equipment and vehicles	3-8 years
Office, computer and communications equipment	3-10 years

Maintenance and repairs are charged to operations when incurred. Renewals and betterments, which extend the useful life of the assets, are capitalized.

Pre-production and Exploration Properties

The Company follows the method of accounting for its mineral properties whereby all costs related to acquisition, exploration and development are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed for mine development and plant construction, and operating costs, net of revenues, prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations on the unit-of-production method by property based upon estimated recoverable reserves.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the properties, and on future profitable production or proceeds from the disposition thereof.



Assessment of Impairment
Management reviews the carrying value of mineral properties at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest and, in the case of producing mining property, plant and equipment estimates of future cash flows to be realized from production. When the results of this review indicate that an impairment exists, the Company estimates the net recoverable amount of pre feasibility study exploration properties by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of rights. The net recoverable amount of post feasibility exploration properties and producing mining property, plant and equipment is determined based on undiscounted estimates of future cash flows. When the carrying values of mineral properties are estimated to exceed their net recoverable amounts, a provision is made to write down the properties to estimated fair value.

Future Site Reclamation Costs

Future costs to retire an asset including dismantling, remediation and on going treatment and monitoring of the site are recognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. In addition, future site restoration costs are capitalized as part of the carrying value of the related mineral property at its initial discounted value and amortized over the mineral properties useful life based on a units of production method.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such loss will be ultimately utilized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

The tax deduction for the expenditures incurred related to flow through share financings has been assigned to the related shareholders, resulting in a future income tax liability which has been recorded as a charge to share capital when the expenditures are renounced. Any change in the valuation allowance relating to this future income tax liability is recorded as a future income tax recovery in the statement of income.

Revenue Recognition

Estimated mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of income net of treatment and refining costs paid to counter parties under terms of the off take arrangements. The estimated revenue is recorded based on metal prices and exchange rates of the date of shipment and is adjusted to actual amounts upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices, changes in currency exchange rates and changes in quantities arising from final weight and assay calculations.

Financial Derivatives

The Company uses derivative financial instruments and foreign currency monetary items as hedges of anticipated revenues and expenses. Derivative financial instruments are measured at fair value and reflected on the balance sheet. Gains or losses resulting from changes in the fair value of hedged items are included in income or expense on the date the related hedged item is settled. If a derivative financial instrument qualifies for hedge accounting then the gains or losses from it are linked with the underlying asset, liability or cash flow stream being hedged. Hedge accounting conditions include formal documentation of the hedge transaction and tests to ensure the effectiveness of the hedge. If all the required conditions are not met at the inception of the hedge and over its life, then hedge accounting is not allowed, and any gains or losses resulting from the changes in the fair value of the derivative financial instrument are included in income at each balance sheet date.

Joint Ventures

A portion of the Company's exploration and operating activities are conducted jointly with others and accordingly these financial statements reflect only the Company's proportionate interest in such activities.

Foreign Currency Translation

The Company uses the temporal method to translate transactions and balances denominated in foreign currencies. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at average exchange rates in the month they occur except for depletion, depreciation and amortization of assets which are translated using the same rates as the related assets. Gains and losses on translation are recorded in the statement of income.

Segmented Information

The Company operates substantially in Canada and in one segment, the mining industry.

Stock Based Compensation

The Company uses a fair value based method to account for stock based compensation. Compensation expense is determined when stock options are issued using an option pricing model and is recognized in operations over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are credited to share capital.

Earnings Per Share

Basic earnings per share are calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares exercisable upon the exercise of stock options and are excluded from the computation if their effect is anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these consolidated financial statements include, among others, the expected economic lives of and the future operating results and net cash flows expected to result from exploitation of resource properties and the estimated amount of related future site reclamation costs. Actual results may differ from those estimates.

Comparative Figures

Certain of the prior year figures have been reclassified to conform with the current year's presentation.

2. Changes in Accounting Policies

(a) Future Site Reclamation Costs

Effective January 1, 2004 the Company adopted the new accounting standard for asset retirement obligations, a standard that applies to future site reclamation costs for the Company's mineral properties. Under this standard, future costs to retire an asset including dismantling, remediation and on going treatment and monitoring of the site are recognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. In addition, future site reclamation costs are capitalized as part of the carrying value of the related mineral property at its initial discounted value and amortized over the mineral properties useful life based on a units of production method. Previously the estimated costs for reclamation of producing mineral properties were accrued and charged to operations over commercial production using the units of production method based upon total estimated reclamation costs and recoverable reserves. The estimated costs for reclamation of non-producing mineral properties are accrued as liabilities when the costs of site clean up and reclamation can be reasonably estimated.

This change in accounting policy has been adopted retroactively, resulting in the following changes:

	December 31, 2003
Balance Sheet	Increase (Decrease)
Future site reclamation costs	$ (1,049,792)
Equity Share of Deficit of Huckleberry Mines Ltd.	$ (202,290)
Deficit	$ (1,252,082)

	Year Ended December 31, 2003
Income Statement	Increase (Decrease)
Depletion, depreciation and amortization	$ 86,668
Interest accretion on future site reclamation costs	$ 285,371
Other foreign exchange	$ 120,183
Equity income in Huckleberry Mines Ltd.	$ 62,672
Loss on sale of subsidiary	$ 1,165,051
Net Income	$ (1,594,601)

(b) Stock Based Compensation
Prior to January 1, 2004 the Company did not use the fair value based method to account for stock based compensation to employees and directors, however it disclosed the proforma effect of using a fair value based method for such stock based compensation in the notes to its financial statements. Effective January 1, 2004 the Company has adopted, retroactively without restatement of prior periods, the fair value based method to account for such stock based compensation to employees and directors. Compensation expense is determined when stock options are issued and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model. The cumulative effect of the compensation expense for employees and directors incurred in the period from January 1, 2002 to December 31, 2003 totals $175,455 and has been charged to deficit on January 1, 2004.

(c) Accounting for Hedge Transactions
Effective January 1, 2004 the Company adopted, without restatement of prior periods, Accounting Guideline 13 on Hedging Relationships. The Company uses derivative financial instruments and foreign currency monetary items as hedges of anticipated revenues and expenses. Derivative financial instruments are measured at fair value and reflected on the balance sheet. Gains or losses resulting from changes in the fair value of hedged items are included in income or expense under the classification of the item hedged. If a derivative financial instrument qualifies for hedge accounting then the gains or losses from it are linked with the underlying asset, liability or cash flow stream being hedged. Guideline 13 specifies new conditions which must be met for derivative financial instruments to qualify for hedge accounting. These conditions include formal documentation of the hedge transactions and tests to ensure the effectiveness of the hedge. If all the required conditions are not met at the inception of the hedge and over its life, then hedge accounting is not allowed, and any gains or losses resulting from the changes in the fair value of the derivative financial instrument are included in income at each balance sheet date. Adoption of Guideline 13 did not have a material effect on the income of the Company for the year ended December 31, 2004 and applied solely to equity income from Huckleberry Mines Ltd. (Note 7).

(d) Accounting for the Tax Effect of Flow Through Shares
Effective January 1, 2004 the Company adopted on a prospective basis the recommendations of EIC-146 with respect to flow through shares. Prior to January 1, 2004, the Company recognized the future income tax effect related to the renounced deductions on flow through shares at the date that the expenditures were incurred. For all flow through shares issued subsequent to December 31, 2003, the Company will recognize the future income tax liability and a corresponding reduction to share capital on the date the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made. The recognition of any portion of previously unrecognized future income tax assets, if applicable, will also be recorded as a reduction of income tax expense on the date of renouncement. The adoption of EIC-146 on a prospective basis resulted in a net income for the year ended December 31, 2004 of approximately $619,000.

3. Inventory

	2004	2003 (Note 2)
Supplies	$ 800,122	$ 9,352

Prior to December 31, 2004 the supplies inventory for the Mount Polley mine was classified with mineral properties while the mine was on standby. At December 31, 2004 supplies totaling $791,413 were reclassified to inventory from mineral properties (Note 4).

4. Mineral Properties

	Cost	Accumulated Depletion, Depreciation, Writedowns and Other	2004 Net Book Value	2003 (Note 2) Net Book Value
Mining property, plant and equipment				
Mineral properties	$ 33,972,326	$ 22,525,918	$ 11,446,408	$ 2,042,893
Buildings, machinery and equipment	52,425,111	43,747,779	8,677,332	5,862,334
Tailings and reclaim facilities	14,579,794	12,973,384	1,606,410	1,606,410
Construction in progress	13,547,685	-	13,547,685	-
Land	144,025	-	144,025	36,093
	114,668,941	79,247,081	35,421,860	9,547,730
Exploration Properties				
Acquisition and exploration costs	3,124,602	1,546,866	1,577,736	1,407,138
	$ 117,793,543	$ 80,793,947	$ 36,999,596	$ 10,954,868

Proceeds from the sale of Mount Polley mining property, plant and equipment in excess of carrying value are recorded as a reduction of the carrying value of the capitalized cost of the Mount Polley mine until such time as the mine recommences operation.

The net book value of buildings, machinery and equipment includes $3,506,710 (2003 – nil) under capital lease.

Details of the changes in the Company's mineral properties during the years ended December 31, 2004 and 2003 are as follows:

	December 31 2003	Additions	Depletion, Depreciation & Amortization	Writedowns	Other (1)	December 31 2004
Mount Polley	$ 7,201,918	$ 26,574,167	$ -	$ -	$ (791,413)	$ 32,984,672
Sterling	2,161,547	307,465	(203,148)	-	-	2,265,864
Nak	496,680	13,280	-	-	-	509,960
Other properties	1,094,723	176,523	(11,217)	(20,929)	-	1,239,100
	$ 10,954,868	$ 27,071,435	$ (214,365)	$ (20,929)	$ (791,413)	$ 36,999,596

	December 31 2002 (Note 2)	Additions	Depletion, Depreciation & Amortization	Writedowns	Other (2)	December 31 2003
Mount Polley	$ 5,850,147	$ 1,351,771	$ -	$ -	$ -	$ 7,201,918
Sterling	1,334,214	827,333	-	-	-	2,161,547
Nak	13,847	482,833	-	-	-	496,680
Huckleberry	39,407,303	3,984,591	(8,441,429)	-	(34,950,465)	-
Other properties	2,534,956	85,704	-	(1,525,937)	-	1,094,723
	$ 49,140,467	$ 6,732,232	$ (8,441,429)	$ (1,525,937)	$(34,950,465)	$ 10,954,868

(1) Other consists of supplies inventory reclassed to current assets (Note 3).
(2) Other consists of the change in basis of accounting for Huckleberry as described in Note 7.



Mount Polley

The Company owns 100% of the Mount Polley open pit copper-gold mine 56 kilometres northeast of Williams Lake in central British Columbia. The Mount Polley mine has been on standby as mining and milling operations were suspended in September 2001 because of continuing low metal prices. The Company is currently preparing the mine and mill for restart of operations and expects operations to resume during 2005. The Mount Polley property consists of two mining leases, 26 mineral claims and one fractional claim. Costs of maintaining the Mount Polley mine on standby are expensed in the statement of income as mine maintenance costs. Exploration and other costs incurred to expand the proven and probable reserves and restart operations at the Mount Polley mine are capitalized to mineral properties.

Sterling

The Company owns 100% of the Sterling gold mine near Beatty, Nevada. The Sterling mine operated as both an underground and open pit mine from 1980 to suspension of mining operations in 1997. Certain parts of the Sterling property are being reclaimed. In 2004 an additional 62 claims were staked. The Sterling property now consists of 211 lode mining claims plus one water well site. Net smelter royalties of 2.25% are payable on production with minimum advance royalties on a small portion of this total.

During 2003 the Company optioned via a lease agreement 29 additional claims adjacent to the Sterling property. Advance royalty payments of US$1,000 are payable monthly and the property is subject to a 2% net smelter royalty. A portion of the property is also subject to advance royalty payments of US$400 per month and a 5% royalty to a maximum of US$250,000. The previously noted 2% royalty is not payable on these claims until after the royalty cap has been reached.

Nak

The Nak property is located 75 kilometres southeast of Atlin, British Columbia. In 2003 the Company acquired via option the Joss'alun claims which are surrounded by the Company's Nak property. Under the terms of the option, the Company could acquire a 100% working interest in the Joss'alun claims by paying $10,000 to the optioners and issuing 100,000 common shares of the Company to the optioners within one year of signing the option agreement. The agreement contained other terms and conditions, however, in view of the limited exploration success on the Joss'alun claims the Company terminated the Joss'alun option agreement in early 2004 reducing its holdings from 1,550 hectares to 1,200 hectares. The Company will continue to explore the remaining claims owned 100% by the Company.

Other Exploration Properties

Bear

In the year ended December 31, 2003 the Company acquired via option the Bear property consisting of one claim. In 2004, an additional 8 claims were staked by the Company. The property is comprised of 2,650 hectares and is located in the Omineca Mining District, 140 kilometres north of Smithers in northwestern British Columbia. The Company holds an option to earn a 100% interest in the Bear property, subject to a 1.5% net smelter royalty, by spending $500,000 on exploration and making $115,000 in cash payments over three years. The net smelter royalty can be purchased by the Company at any time for $1,500,000.

The Company has interests in various other early stage exploration properties located primarily in Canada. These properties have primarily been acquired by staking and therefore the cost to maintain ownership of these properties is not significant.

5. Long Term Debt

	2004	2003
Mount Polley Mine Construction Loan Note (a)	$ 6,098,714	$ 5,891,809
Mount Polley Finance Contracts Note (b)	2,324,233	-
Mount Polley Finance Contracts Note (c)	200,110	-
	8,623,057	5,891,809
Less portion due within one year	(1,838,680)	-
	$ 6,784,377	$ 5,891,809

(a) Mount Polley Mine Construction Loan

Loan from a company related to the former joint venture partner of the Mount Polley mine in the amount of $6,300,000 (2003 - $6,300,000) secured solely by and limited in recourse to the Company's interest in the mining lease and other assets of the Mount Polley mine.

	2004	2003
Payments due in sixty monthly installments of $116,667 limited to a maximum of ten installments per year commencing April 1, 2001. Monthly installments are payable only if the mine and mill are in operation during the month. If the Company has not paid the sum of $7.0 million by December 31, 2010 as a result of postponements of monthly payments on the basis described above, the obligation to make payments will cease on that date	$ 6,300,000	$ 6,300,000
Less portion representing deemed interest	(201,286)	(408,191)
	6,098,714	5,891,809
Less portion due within one year	(913,133)	-
	$ 5,185,581	$ 5,891,809

The obligation was originally recorded on a present value basis with deemed interest calculated at 7% per annum under the original repayment terms.

Repayments are estimated to be due as follows:

2005	$ 1,050,000
2006	1,166,667
2007	1,166,667
2008	1,166,667
2009	1,166,667
2010	583,332
	6,300,000
Less portion representing deemed interest	(201,286)
	6,098,714
Less portion due within one year	(913,133)
	$ 5,185,581

(b) Finance contracts aggregating $2,324,233 (US$1,931,067) repayable in monthly installments of $80,181 (US$66,618) with interest at one month Libor plus 3.5% (5.89% at December 31, 2004) secured by certain mobile mining equipment at the Mount Polley mine. Monthly repayments are subject to adjustment for interest rate movements.

Repayments are due as follows:

	US$	CDN $
2005	$ 799,417	$ 962,178
2006	799,417	962,178
2007	489,350	588,982
	2,088,184	2,513,338
Less portion representing interest	(157,117)	(189,105)
	1,931,067	2,324,203
Less portion due within one year	(704,494)	(863,645)
	$ 1,226,573	$ 1,460,588

(c) Finance contracts aggregating $237,482 repayable in monthly installments of $5,987 until September 2007 and $1,829 thereafter and secured by certain vehicles at the Mount Polley mine. The obligation has been recorded on a present value basis with deemed interest at 6% per annum as the finance contracts are interest free.

Repayments are due as follows:

2005	$ 71,844
2006	71,844
2007	59,370
2008	16,461
	219,519
Less portion representing deemed interest	(19,409)
	200,110
Less portion due within one year	(61,902)
	$ 138,208

6. Future Site Reclamation Costs

	2004	2003 (Note 2)
Balance, beginning of year	$ 2,558,196	$ 6,272,863
Interest accretion	185,152	285,371
Costs incurred during the year	(61,623)	-
Additions to future site reclamation costs	209,288	-
Change in estimates of future cash flows	316,192	-
Reduction on deconsolidation of Huckleberry (Note 7)	-	(1,411,163)
Reduction on sale of property	-	(2,373,949)
Effect of translation of foreign currencies	(88,632)	(214,926)
	3,118,573	2,558,196
Less portion due within one year	(157,338)	-
Balance, end of year	$ 2,961,235	$ 2,558,196

The total undiscounted amount of estimated cash flows required to settle the obligations is $2,813,104 (2003 - $2,326,155) and US$1,281,992 (2003 – US$1,170,695) which has been discounted using a credit adjusted risk free rate of 7%. Reclamation obligations totaling US$130,723 (CDN $157,338) for the Sterling mine are expected to be paid in 2005 with the balance expected to be paid in 2010. The reclamation obligations for the Mount Polley mine are expected to be paid in 2010. The amounts and timing of mine closure plans for both the Sterling mine and the Mount Polley mine will vary depending on a number of factors including exploration success and alternative mining plans.

7. Equity Share of Deficit of Huckleberry Mines Ltd.

The Company has a 50% interest in Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper mining operations in British Columbia and which is recorded on the equity basis. Prior to December 1, 2003 this investment was subject to joint control and was recorded on the proportionate consolidation basis. The balance of the equity share of deficit and advances to Huckleberry represents two components of the Company's investment in Huckleberry: a $2.5 million senior ranking advance repayable to the Company; and the Company's 50% share of Huckleberry's deficit. The Company's financial exposure to Huckleberry was limited to its $2.5 million advance, however in the year ended December 31, 2004 Huckleberry repaid this advance to the Company. The Company has no further obligation to fund any of Huckleberry's operations, debt or deficit.

Pursuant to an agreement dated December 1, 2003, the Company and the other shareholders of Huckleberry restructured the management of the Huckleberry mine such that the mine is now operated by Huckleberry and Imperial has relinquished certain elements of joint control and been released from all liability under the terms of a prior management agreement between Huckleberry and Imperial. As a result of this restructuring, the Company on December 1, 2003 ceased recording the results of operations and financial position of Huckleberry on a proportionate consolidation basis and commenced accounting for its interest in Huckleberry using the equity method.

The effect of this change was the recognition of the Company's share of Huckleberry's deficit in the amount of $27,327,207 as a deferred credit in the Company's balance sheet. This deferred credit will be realized if the Company sells its interest in Huckleberry or to the extent that any subsequent equity earnings of Huckleberry reduce the Company's share of this deficit. The Company continues to have significant influence on Huckleberry and acts in an advisory capacity on mine operations.

The Company's share of deficit and advances to Huckleberry is comprised of the following:

	2004	2003 (Note 2)
Balance, beginning of year	$ (23,747,550)	$ -
Equity Share of deficit of Huckleberry at December 1, 2003 as adjusted to reflect the retroactive change in accounting policy for future site restoration costs (Note 2(a))	-	(27,327,207)
Loan receivable at December 1, 2003	-	2,500,000
Equity income for the year (2004-12 months, 2003-1 month)	8,066,626	1,079,658
Loan repaid by Huckleberry	(2,500,000)	-
Balance, end of year	$ (18,180,924)	$ (23,747,550)



The Company is not obligated to fund or share in any future equity losses of Huckleberry, the amount of equity losses recorded are limited to the amount which result in the Company's share of deficit in Huckleberry equaling but not exceeding the amount as at the date of reorganization.

Summarized financial information for Huckleberry is as follows (1):

Balance Sheet	2004	2003 (Note 2)
Current Assets		
Cash	$ 15,118,343	$ 2,888,654
Other current assets	20,149,605	15,892,075
	35,267,948	18,780,729
Mineral property	56,060,445	69,599,795
Future site restoration deposits and other	3,209,432	809,227
	$ 94,537,825	$ 89,189,751
Current Liabilities		
Accounts payable and other current liabilities	$ 5,357,673	$ 6,116,171
Current portion of long term debt, accrued interest and capital lease obligations	3,151,299	79,319,909
	8,508,972	85,436,080
Long term debt, accrued interest and capital lease obligations	120,456,357	53,456,465
Future site restoration costs and other long term liabilities	3,036,441	2,837,793
	132,001,770	141,730,338
Share Capital	57,595,611	57,595,611
Deficit	(95,059,556)	(110,136,198)
	(37,463,945)	(52,540,587)
	$ 94,537,825	$ 89,189,751
Statement of Income		
Revenues	$ 93,308,775	$ 79,441,292
Expenses	78,232,133	67,411,245
Net Income	$ 15,076,642	$ 12,030,047
Statement of Cash Flows		
Operating activities	$ 22,446,795	$ 8,951,432
Financing activities	(2,755,857)	-
Investment activities	(7,461,049)	(8,661,633)
Increase in cash and cash equivalents	$ 12,229,889	$ 289,799

(1) Certain of the financial information of Huckleberry disclosed above has been reclassified to be consistent with the classifications used by the Company. In addition, the Company's equity share of earnings of Huckleberry includes certain adjustments to ensure consistency of accounting policies with those of the Company. These adjustments are not reflected in the above figures.

Since 1998 Huckleberry had been unable to meet its scheduled obligations for payment of interest and principal on its long term debt and had been operating under a financial restructuring package whereby payments of principal and interest were dependent on available cash.

To December 2004 Huckleberry had been receiving quarterly extensions of the repayment date from the debt holders ("Lenders"). Effective November 2004, Huckleberry and its Lenders finalized an amendment to the debt repayment terms, retroactive to January 1, 2003, such that payments during 2003 and subsequent years are subject to available cash. Huckleberry's income in 2004 increased by $3.6 million as a result of the debt restructuring. Minimum principal payments, including accrued interest, are based on available cash as defined in the restructuring agreement. The available cash will fluctuate based on metal prices, currency exchange rates, capital expenditure requirements and operating results. Huckleberry has estimated that the available cash to be paid in 2005 is $3,151,299 which has been included as current liability.

Huckleberry's US Dollar denominated long term debt bears interest at 1.2% above the 6 month Libor rate.

If Huckleberry was unable to repay all of its long term debt and the Lenders realized upon their security, then Huckleberry may be unable to continue as a going concern and material adjustments would be required to Huckleberry's carrying value of assets and liabilities. Such adjustments would not have a material effect on the ongoing operations of the Company as the Company is not contingently liable for any share of the Huckleberry debt.

8. Share Capital

Authorized

50,000,000	First Preferred shares without par value
50,000,000	Second Preferred shares without par value issuable in series with rights and restrictions to be determined by the directors
100,000,000	Common Shares without par value

Issued and Fully Paid

	2004		2003	
	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value
Common shares				
Balance, beginning of year	25,494,764	$ 14,427,459	15,769,411	$ 2,755,182
Issued for cash pursuant to bought deal and non-brokered private placement financings, net of issue costs of $600,329 (2003 - $713,748)	2,025,000	15,637,171	2,353,000	9,286,502
Issued for cash on the exercise of options	213,300	106,650	155,000	77,500
Issued for cash on exercise of share purchase warrants	217,875	1,198,313	250,000	90,000
Issued for cash pursuant to private placement flow through share issue, net of issue costs of $34,579	-	-	3,000,000	1,465,421
Issued for cash pursuant to a rights offering, net of issue costs of $130,601	-	-	3,942,353	1,249,213
Transfer of contributed surplus on exercise of option	-	81,726	-	-
Issued for acquisition of mineral property	-	-	25,000	11,375
Future income tax effect of flow through share expenditures	-	(26,566)	-	(507,734)
Balance, end of year	27,950,939	$ 31,424,753	25,494,764	$ 14,427,459

Share Option Plan

Under the Share Option Plan the Company may grant options to its directors, officers and employees for the purchase of up to 2,500,000 common shares of the Company. At December 31, 2004, 1,245,000 common shares remain available for grant under this plan. No options were outstanding prior to July 22, 2002. Under the plan, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

Had the Company followed the fair value method of accounting, for stock options granted to employees and directors subsequent to January 1, 2002, the Company would have recorded a compensation expense of $115,318 for the year ended December 31, 2003 in respect of those share options granted. Proforma earnings information for the year ended December 31, 2003 determined under the fair value method of accounting for stock options is as follows:

		2003 (Note 2)
Net Income		
As reported	$	1,780,949
Proforma compensation expense		115,318
Proforma Net Income	$	1,665,631
Basic Income per share as reported	$	0.09
Proforma	$	0.08
Diluted Income per share as reported	$	0.08
Proforma	$	0.08

The fair value of the share options issued on the dates noted below were estimated at the date of grant using the Black-Scholes option pricing model, based on the following terms and assumptions:

Date options issued		August 3, 2004		March 12, 2004		April 30, 2003
Number of options		15,000		30,000		15,000
Exercise price	$	6.80	$	6.80	$	0.50
Estimated fair value per share	$	4.00	$	4.00	$	0.29
Dividend yield		0%		0%		0%
Risk free interest rate		3.51%		2.33%		4.09%
Expected life		4.33 years		5.73 years		4.23 years
Expected volatility		74%		68%		75%

Forfeitures of options are accounted for in the period of forfeiture.

The determination of expected volatility contained in the option pricing model is based on highly subjective assumptions which can materially affect the fair value estimate of the option at the date of grant.

A summary of the status of the Company's Share Option Plan as of December 31, 2004 and changes during the years is presented below:

	2004			2003		
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Outstanding at beginning of year	1,065,000	$	0.50	1,495,000	$	0.50
Granted	45,000	$	6.80	15,000	$	0.50
Exercised	(213,300)	$	0.50	(155,000)	$	0.50
Lapsed	(10,000)	$	0.50	(290,000)	$	0.50
Outstanding at end of year	886,700	$	0.82	1,065,000	$	0.50
Options exercisable at end of year	846,700	$	0.57	653,333	$	0.50

The following table summarizes information about the share options outstanding at December 31, 2004:

	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life		Weighted Average Exercise Price	Number Exercisable		Weighted Average Exercise Price
$0.50	841,700	2.6 years	$	0.50	836,700	$	0.50
$6.80	45,000	5.0 years	$	6.80	10,000	$	6.80

Share Purchase Warrants

On December 31, 2004, 958,625 common share purchase warrants were outstanding. Each warrant entitles the holder to acquire one common share of the Company at a price of $5.50 per share until December 1, 2005. After December 1, 2004 the Company is entitled to accelerate the expiry date of the warrants if the closing price of the common shares of the Company is at or above $8.50 per share for 10 consecutive trading days, by giving the holders of the warrants not less than 30 days notice in writing of such accelerated expiry date.

Contributed Surplus

		2004		2003 (Note 2)
Balance, beginning of year	$	-	$	-
Adjustment for change in accounting policy for share based compensation (Note 2(b))		175,455		-
Share based compensation		157,140		-
Transfer to share capital upon exercise of options		(81,726)		-
Balance, end of year	$	250,869	$	-

9. Income and Mining Taxes (Recovery)

The reported income tax provision differs from the amounts computed by applying the Canadian federal and provincial statutory rates to the net income before income taxes due to the following reasons:

	2004		2003 (Note 2)	
	Amount	%	Amount	%
Income before taxes	$ 3,679,228	100.0	$ 1,474,288	100.0
Income taxes thereon at the basic statutory rates	$ 1,310,541	35.6	$ 554,627	37.6
Increase resulting from:				
Tax losses and future tax assets not recognized in the period they arose	1,524,000	41.4	1,007,000	68.4
Resource allowance and earned depletion	578,000	15.7	(267,000)	(18.1)
Other change in valuation allowance	(1,997,000)	(54.3)	(1,709,000)	(115.9)
Use of capital gains rate on equity income from Huckleberry	(1,437,000)	(39.0)	(203,000)	(13.8)
B.C. mineral taxes	-		118,000	8.0
Large corporation taxes	66,247	1.8	83,000	5.6
Other	(5,107)	(0.1)	109,712	7.4
Income and mining taxes (recovery)	$ 39,681	1.1	$ (306,661)	(20.8)
Current taxes	$ 66,247		$ 201,073	
Future income taxes	(26,566)		(507,734)	
	$ 39,681		$ (306,661)	

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets is as follows:

	2004	2003 (Note 2)
Mineral properties	$ 23,476,000	$ 23,169,000
Net operating tax losses carried forward	5,932,000	2,490,000
Share of deficit of Huckleberry	5,946,000	7,380,000
Other	578,000	626,000
Net future tax assets	35,932,000	33,665,000
Less valuation allowance	(35,932,000)	(33,665,000)
	$ -	$ -

10. Income per Share

Basic income per common share is calculated on the basis of the weighted average number of common shares outstanding during the year ended December 31, 2004 of 26,090,507 (2003 – 20,623,985). Diluted income per common share is calculated on the basis of the weighted average number of the common shares outstanding during the year ended December 31, 2004 of 27,035,038 (2003 - 21,371,643).

11. Related Party Transactions

Related party transactions and balances by the Company with Huckleberry subsequent to November 30, 2003 are as follows:

	2004	2003
Accounts receivable	$ -	$ 43,020
Revenue	$ 438,550	$ 157,177

12. Commitments and Guarantees

At December 31, 2004 the Company is committed to future minimum operating lease payments as follows:

2005	$ 118,000
2006	112,000
2007	96,000
2008	21,000
	$ 347,000

At December 31, 2004 the Company had commitments totaling approximately $16.2 million related to the restart of the Mount Polley mine. Included in this total is the commitment to purchase mobile mine equipment for approximately US$11.6 million to be financed by a multi-year finance contract upon delivery of the equipment during the period March to June 2005.

At December 31, 2002 the Company had secured the reclamation bond for the Mount Polley mine with a cash deposit. During 2003 the cash deposit was reduced by $1,370,567 as a result of the Company pledging to the Province of British Columbia certain mining equipment and supplies inventory at the Mount Polley mine as substitute security for the cash released from the reclamation bond.

13. Financial Instruments, Interest Rate and Credit Risk

At December 31, 2004 the carrying value of cash and cash equivalents, accounts receivable, future site reclamation deposits, and accounts payable and accrued liabilities approximates their respective fair values. The payment date and ultimate payment amount of long term debt on the Mount Polley mine (Note 5(a)) is subject to significant uncertainty and therefore the fair value of this debt is not readily determinable.

Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The majority of the Company's CDN Dollar denominated long term debt bears deemed interest at a fixed rate of 7%. The Company's US Dollar denominated long term debt bears interest at one month Libor plus 3.5%.

The Company's Canadian mineral revenues have historically been dependent on selling concentrates to one or two smelters. However, as these customers are large, well capitalized and diversified multinationals, credit risk is considered to be minimal.

The Company is exposed to fluctuations in commodity prices and exchange rates and from time to time enters into contracts to hedge or manage its exposure.

14. Net Change in Non Cash Operating Working Capital Balances

The net change in non cash operating working capital balances consists of the following:

	2004	2003
Accounts receivable	$ (2,658,828)	$ (1,447,550)
Inventory	643	2,759,042
Accounts payable and accrued liabilities	5,017,723	(3,717,123)
	$ 2,359,538	$ (2,405,631)

15. Subsequent Event

Subsequent to December 31, 2004 the Company issued $20 million of unsecured convertible debentures. The convertible debentures bear interest at 6% per annum and each $8.65 of face value is convertible into one common share of the Company at any time until 5 years plus one day from date of issue.

The net proceeds of the offering estimated at $19.1 million will be used to complete the restart of operations at the Company's wholly owned Mount Polley open pit copper-gold mine near Williams Lake, British Columbia, as well as for further exploration and development of the Mount Polley property and for general working capital purposes.



Directors & Officers

Pierre Lebel
Director & Chairman (1,2,3)

J. Brian Kynoch
Director & President (3)

Dr. K. Peter Geib
Director (1,2)

Larry G.J. Moeller
Director (1,2,3)

Patrick M. McAndless
Vice President, Exploration

Andre Deepwell
Chief Financial Officer &
Corporate Secretary

Kelly Findlay
Treasurer

(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance & Nominating Committee



Andre Kelly Patrick Brian

Exploration & Technical Team

Patrick McAndless
Vice President, Exploration

Steve Robertson
Senior Geologist

Art Frye
Manager, Project Development

Greg Gillstrom
Geological Engineer



Art Pat Steve Greg

Corporate Information

Registered Office

Imperial Metals Corporation
580 Hornby Street
Suite 200
Vancouver, BC
V6C 3B6

Telephone: 604.669.8959
Facsimile: 604.687.4030

www.imperialmetals.com

Investor Relations

Telephone: 604.488.2657
Email: info@imperialmetals.com

Mount Polley Mine

PO Box 12
Likely, BC V0L 1N0

Telephone: 250.790.2215
Facsimile: 250.790.2268

Auditors

Deloitte & Touche LLP
Vancouver, BC

Bankers

Royal Bank of Canada
Vancouver, BC

Legal Counsel

Catalyst Corporate Finance Lawyers
Vancouver, BC

Stock Exchange & Symbol

Toronto Stock Exchange - III

Transfer Agent

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1

Telephone: 1.800.564.6253
International: 514.982.7555

Facsimile: 1.866.249.7775
International: 416.263.9524

Email: service@computershare.com

www.computershare.com

Shareholder inquiries with respect to change of address, registration, transfer and lost share certificates should be directed to Computershare Investor Services Inc.

Annual & Special Meeting

Imperial's Annual & Special Meeting will be held on Monday, May 16 at 1:30pm in the Boardroom of Computershare Investor Services at their Vancouver office 510 Burrard Street, 3rd Floor.

Brian Kynoch will have a 15 minute presentation following the formal meeting.


Imperial
Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6

www.imperialmetals.com



Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the shareholders of IMPERIAL METALS CORPORATION (the "Company") will be held in the Boardroom of Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, on Monday, May 16, 2005, at 1:30 p.m. (Pacific Time) for the following purposes:

1. To receive the Annual Report;

2. To receive audited Consolidated Financial Statements of the Company for the year ended December 31, 2004, together with the Auditors' Report thereon;

3. To set the number of directors of the Company at four;

4. To elect directors;

5. To appoint Auditors for the ensuing year at a remuneration to be fixed by the Directors;

6. To consider and, if thought fit, to pass a special resolution approving the removal of the Pre-existing Company Provisions as defined in the *Business Corporations Act* (British Columbia), which special resolution is set out in the accompanying Information Circular;

7. To consider and, if thought fit, to pass a special resolution approving an increase of the authorized share structure of the Company to an unlimited number of Common shares without par value, 50,000,000 First Preferred shares without par value and 50,000,000 Second Preferred shares without par value, which special resolution is set out in the accompanying Information Circular;

8. To consider and, if thought fit, to pass a special resolution approving the adoption of new Articles for the Company, which special resolution is set out in the accompanying Information Circular, which proposed new Articles are available for inspection by any shareholder at the Company's office at Suite 200, 580 Hornby Street, Vancouver, British Columbia, during usual business hours up to the date of the Meeting;

9. To consider, and if thought fit, to pass a resolution approving the Share Purchase Plan of the Company as described in the accompanying Information Circular; and

10. To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete the accompanying form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 17th day of March, 2005.

BY ORDER OF THE BOARD
(signed) *"J. Brian Kynoch"*
J. Brian Kynoch, President

TABLE OF CONTENTS

IMPERIAL METALS CORPORATION

200 – 580 Hornby Street, Vancouver, BC V6C 3B6

INFORMATION CIRCULAR

As at March 17, 2005

INTRODUCTION

This Information Circular accompanies the Notice of the Annual and Special Meeting (the "Meeting") of the shareholders of Imperial Metals Corporation (the "Company") to be held on Monday, May 16, 2005 at the time and place set out in the accompanying Notice of Meeting. **This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment of the Meeting.**

PROXIES AND VOTING RIGHTS

Management Solicitation and Appointment of Proxies

Registered Shareholders

The persons named in the accompanying form of proxy are nominees of the Company's management. **A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for and on the shareholder's behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the shareholder must either:**

(a) on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the shareholder's nominee in the blank space provided; or

(b) complete another proper form of proxy.

To be valid, a proxy must be signed by the shareholder or by the shareholder's attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of or attorney for the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be received by Computershare Investor Services Inc., Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, by 1:30 p.m. (Pacific time) on Thursday, May 12, 2005 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

Non-Registered Shareholders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting.

If Common shares of the Company are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited), which company acts as nominee for many Canadian brokerage firms. Common shares so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the Common shares of the Company registered in the name of CDS & Co. or any other securities depositary firms or brokerage houses are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Beneficial Shareholders with a request for voting instructions. Applicable regulatory policy requires Intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every Intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often the request for voting instructions supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, it is not a valid proxy; rather it is to be used as a means of instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Shareholders. Generally, Beneficial Shareholders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Shareholder when submitting the proxy. In this case, the Beneficial Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to **Computershare Investor Services Inc.** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Beneficial Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

The majority of brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to ADP Investor Communications Services ("ADP"). ADP typically supplies a special sticker to be attached to the proxy forms and asks Beneficial Shareholders to return the completed proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving such a proxy from ADP cannot use that proxy to vote shares directly at the Meeting – the proxy must be returned to ADP well in advance of the Meeting in order to instruct ADP how to vote the shares.**

In either case, the purpose of these procedures is to permit Beneficial Shareholders to direct the voting of the shares of the Company which they beneficially own. **Should a Beneficial Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Beneficial Shareholder), the Beneficial Shareholder should strike out the names of the Management Proxyholders and insert the name of the Beneficial Shareholder (or such other person voting on behalf of the Beneficial Shareholder) in the blank space provided or follow such other instructions as may be provided by their brokers/nominees. In either case, Beneficial Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

In addition, there are two kinds of Beneficial Owners - those who object to their names being made known to the issuers of securities which they own called Objecting Beneficial Owners ("OBOs") and those who do not object to the issuers of the securities they own knowing who they are called Non-Objecting Beneficial Owners ("NOBOs").

The Company has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common shares, have been obtained in accordance with applicable securities legislation from the intermediary holding the Common shares on your behalf. By choosing to send these materials to you directly, the Company has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our transfer agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc. as the case might be) ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

All references to shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

a) by an instrument in writing that is:

   (i) signed by the shareholder, the shareholder's attorney authorized in writing or, where the shareholder is a corporation, a duly authorized officer or attorney of the corporation; and

   (ii) delivered to the registered office of the Company at Suite 200, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting, or delivered to the Chair of the Meeting on the day of the Meeting or any adjournment of the Meeting before any vote on a matter in respect of which the proxy is to be used has been taken; or

(b) in any other manner provided by law.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Shares and Proxies and Exercise of Discretion by Proxyholders

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, with each shareholder present in person and entitled to vote thereat being entitled to one vote.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

(a) requested by a shareholder present at the Meeting in person or by proxy;

(b) directed by the Chair; or

(c) required by law because the number of shares represented by proxy that are to be voted against the motion is greater than 5% of the Company's issued and outstanding shares.

On a poll, each shareholder and each proxyholder will have one vote for each Common (voting) share held or represented by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required; to approve a motion for a special resolution, a majority of not less than 75% of the votes cast in person or by proxy will be required.

Voting of Proxies and Exercise of Discretion By Proxyholders

A shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. **If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.**

If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying form of proxy. It is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company's Board of Directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters, that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxy from their principals. The costs of solicitation will be borne by the Company.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Only shareholders of the Company who are listed on its register of shareholders on the record date of March 17, 2005 are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see "Voting of Shares and Proxies and Exercise of Discretion by Proxyholders" above).

As of March 17, 2005, the Company had 28,090,639 Common shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, the only person or company who beneficially owns, directly or indirectly, or controls or directs, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are Mr. N. Murray Edwards and Edco Financial Holding Ltd., Edco Oil & Gas Ltd. and Edco Capital Corporation, companies controlled by Mr. Edwards, who hold collectively 10,359,029 Common shares, representing approximately 36.9% of the issued and outstanding Common shares of the Company.

ELECTION OF DIRECTORS

The board of directors of the Company currently consists of four directors and it is proposed to fix the number of directors at four and to elect four directors for the ensuing year.

The Company's Board of Directors proposes to nominate the persons named in the table below for election as directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the *Business Corporations Act* (British Columbia).

The following table sets out the names of management's nominees for election as directors, the place in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time during which each has been a director of the Company, and the number of Common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as of the date of this Information Circular.

Name, Place of Residence and Position with Company[1]	Principal Occupation[1]	Director Since	Shares Owned [1]
Pierre Lebel [2] [3] [4] British Columbia, Canada *Director and Chairman*	Chairman of the Board of the Company.	December 6, 2001	166,698
J. Brian Kynoch [4] British Columbia, Canada *Director and President*	President of the Company.	March 7, 2002	177,078
Dr. K. Peter Geib [2] [3] Frankfurt, Germany *Director*	Chairman, Novis Investitions GmbH, a natural resource and real estate holding company in Germany.	March 7, 2002	16,100
Larry G.J. Moeller [2] [3] [4] Alberta, Canada *Director*	Vice President, Finance of Edco Financial Holdings Ltd., a private company.	March 7, 2002	841,184

(1) The information as to the place of residence, principal occupation and shares beneficially owned, directly or indirectly, or controlled or directed, has been furnished by the respective directors individually.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.
(4) Member of the Corporate Governance and Nominating Committee.

The Company does not have an Executive Committee.

The Company's Board of Directors does not contemplate that any of its nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed above before the Meeting, then the proxyholders named in the accompanying form of proxy intend to exercise discretionary authority to vote the shares represented by proxy for the election of any other persons as directors.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except the following:

Messrs. Geib, Kynoch, Lebel and Moeller were Directors of Imperial Metals Corporation ("Old Imperial") in 2002 when it implemented a Plan of Arrangement under the *Company Act* (British Columbia) and under the *Companies' Creditors Arrangement Act* (Canada) which resulted in the separation of the mining and oil and gas businesses carried on by Old Imperial. The reorganization created two public corporations, the new Imperial Metals Corporation, and IEI Energy Inc. (now Rider Resources Ltd.) an oil and gas company that trades on the Toronto Stock Exchange. Refer to the management proxy and Information Circular for IEI Energy Inc. on the Sedar website at *www.sedar.com.*

Individual Bankruptcies

During the ten years preceding the date of this Information Circular, no proposed director of the Company has, to the knowledge of the Company, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

APPOINTMENT OF AUDITORS

The shareholders will be asked to vote for the appointment of Deloitte & Touche LLP as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company at a remuneration to be fixed by the directors. Deloitte & Touche LLP were first appointed as auditor of the Company on December 7, 2001.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, "executive officer" of the Company means an individual who at any time during the year was the Chair or a Vice-Chair of the Company; the President; any Vice-President in charge of a principal business unit, division or function including sales, finance or production; and any officer of the Company or of a subsidiary of the Company or any other individual who performed a policy-making function in respect of the Company.

The summary compensation table below discloses compensation paid to the following individuals:

(a) each chief executive officer ("CEO") of the Company;

(b) each chief financial officer ("CFO") of the Company;

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year,

(each, a "Named Executive Officer" or "NEO").

The Company currently has two Named Executive Officers, being J. Brian Kynoch, President and Andre H. Deepwell, Chief Financial Officer and Corporate Secretary.

Summary Compensation Table

NEO Name and Principal Position	Year Ended	Annual Compensation			Long-Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary $	Bonus $	Other Annual Compensation $	Securities Under Options/SARs Granted (#)	Shares or Units subject to Resale Restrictions (#)	LTIP Payouts ($)	
J. Brian Kynoch [1]	2004	132,000	35,000	Nil	Nil	Nil	Nil	Nil
President	2003	130,250	26,400	Nil	Nil	Nil	Nil	Nil
	2002	125,000	Nil	Nil	240,000	Nil	Nil	Nil
Andre H. Deepwell	2004	110,000	12,500	Nil	Nil	Nil	Nil	Nil
Chief Financial Officer and	2003	108,000	5,500	Nil	Nil	Nil	Nil	Nil
Corporate Secretary	2002	102,000	Nil	Nil	125,000	Nil	Nil	Nil

(1) Mr. Kynoch was Senior Vice President and Chief Operating Officer from April 25, 2002 to January 21, 2003. He was appointed President on January 21, 2003.

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP's do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company has not granted any LTIP's during the past fiscal year.

Option Grants During the Most Recently Completed Financial Year

During the financial year ended December 31, 2004, the Company did not grant any stock options to the Named Executive Officers.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth information regarding exercised share options by the Named Executive Officers during the year ended December 31, 2004 and the financial year end value of unexercised options on an aggregated basis.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2004 (#) Exercisable / Unexercisable	Value [1] of Unexercised in-the-money Options/SARs at Financial Year End ($) Exercisable/ Unexercisable
J. Brian Kynoch	Nil	Nil	240,000 / 0	1,776,000 / 0
Andre H. Deepwell	Nil	Nil	125,000 / 0	925,000 / 0

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares as at December 31, 2004 ($7.90).

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control.

Report on Executive Compensation

The Company's executive compensation program is administered by the Compensation Committee on behalf of the Board of Directors. The Compensation Committee is responsible for ensuring that the Company has in place an appropriate plan for executive compensation. The plan must be competitive and rewarding so as to attract, retain and motivate executives who will provide the leadership required to enhance the growth and profitability of the Company.

The Committee's overall policy for determining executive compensation is based on the following fundamental principles:

1. Management's fundamental objective is to maximize long term shareholder value;
2. Performance is the key determinant of pay for executive officers; and
3. The executive officers have clear management accountabilities.

Overall executive compensation is comprised of several components: base salary, annual incentives which relate to specific accomplishments during the year and which are paid in cash and long term equity-based incentives in the form of stock options. To date, no specific formulae have been developed to assign a specific weighting to each of these components. The Company's compensation philosophy is to foster entrepreneurship at all levels of the organization by making long term equity-based incentives, through the granting of stock options, a significant component of executive compensation assuming the Company's common share price achieves good long term performance. The Committee uses third party compensation data to help determine competitiveness. The Committee reviews each component of executive compensation and, in addition, reviews total compensation for overall competitiveness.

Base Salary

The Compensation Committee and the Board of Directors approve the salary ranges for all levels of the Company's employees. Comparative data is accumulated from a number of external sources including independent consultants. The Policy for determining salary for executive officers is consistent with the administration of salaries for all other employees. Base salaries for executives are determined by assessment of sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. The salaries of the executive officers are below median for equivalent roles within the comparator market, reflecting the financial condition of the Company during periods of no direct mineral revenue. Executive officers will expect their compensation to be adjusted in line with that of the market as the Company generates mineral revenue from its properties.

Annual Incentives

The Company's executive officers are eligible for annual cash bonuses. Annual bonuses are based on both Company and individual performance related to a variety of factors including successful consummation of significant contracts or transactions.

Long Term Compensation

The Company has a broadly-based employee stock option plan. The plan is designed to encourage stock ownership and entrepreneurship on the part of all employees and, in particular, all executive officers. The plan aligns the interests of executive officers with shareholders by linking a significant component of executive compensation to the long term performance of the Company's common stock.

Performance Graph

The following graph compares the cumulative shareholder return on a $100 investment in Common shares of the Company to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from April 25, 2002 to December 31, 2004:


CUMULATIVE TOTAL RETURN ($)
450
400
350
300
250
200
150
100
50
0
Company
S&P/TSX Composite Index
25-Apr-02
31-Dec-02
31-Dec-03
31-Dec-04

	April 25, 2002	December 31, 2002	December 31, 2003	December 31, 2004
Company	$100.00	$23.50	$335.00	$395.00
S&P/TSX Composite Index	$100.00	$86.06	$106.96	$120.30

Compensation of Directors

The Board, in consultation with its Compensation Committee, determines compensation for Board members. With the exception of the Chairman, the Board has determined that cash compensation for directors is not appropriate at this time. Directors are however reimbursed for travel and other out-of-pocket expenses incurred in connection with their duties as Directors. Also, all Directors receive stock options. During the fiscal year ended December 31, 2004 no stock options were granted to the Company's Directors.

In determining compensation for Directors, the Board takes into consideration the types of compensation and amounts paid to directors of comparable publicly traded Canadian companies.

Compensation of the Chairman

During the fiscal year ended December 31, 2004, Mr. Lebel received compensation of $5,500 per month for acting as Chairman of the Company. Mr. Lebel spends a minimum of 14 days per month on Company business. He receives $400/day for any additional days required. In 2004, the Company paid Mr. Lebel total compensation of $65,145.

Directors' and Officers' Liability Insurance

The Company maintains an insurance policy with respect to directors' and officers' liability covering directors and officers of the Company and its subsidiaries as a group. The policy provides coverage to an annual limit of $2,000,000, subject to a deductible of $50,000 with the exception of securities claims which are subject to a deductible of $100,000. The annual premium for the last completed policy period was $42,000. The Company's coverage under the policy is for a period of 12 months, until October 17, 2005, with terms and premiums to be established at each renewal.

CORPORATE GOVERNANCE

General

The Toronto Stock Exchange ("TSX") Committee on Corporate Governance in Canada issued its final report (the "TSX Report") containing a series of guidelines for effective corporate governance. These guidelines deal with the constitution of boards of directors and board committees, their functions, their independence from management and other means of ensuring sound corporate governance. The TSX has, in accordance with a recommendation contained in the TSX Report, adopted as a listing requirement that disclosure be made by each listed company of its corporate governance system with reference to the guidelines set out in the TSX Report.

A detailed description on the Company's governance practices setting forth the Company's compliance with each of the TSX guidelines is provided in Schedule "A" to this Information Circular.

The Board Mandate is attached as Schedule "B" to this Information Circular.

Board Composition

One of the guidelines in the TSX Report makes it the responsibility of each board to make a determination of the status of each of its board members as related, unrelated, outside or inside, as such terms are defined or understood in the TSX Report. The directors of the Company, in compliance with the subject guideline (having examined the relevant definitions in the TSX Report and having individually considered their respective interests and relationships and having received and considered professional advice), have determined that the Board is composed of three outside directors, being directors who are not officers or employees of the Company, and one inside director. The Board has further determined that of its three outside directors, the three are unrelated directors (i.e. a director who is "independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests and relationships arising from shareholding"). The one inside director is by definition, also a related director.

A further guideline in the TSX Report recommends that a majority of the board should consist of unrelated directors and that if the Company has a significant shareholder, in addition to a majority of unrelated directors, the Board should include a number of directors who do not have interests in or relationships with either the Company or the significant shareholder and which fairly reflects the investment in the Company by shareholders other than the significant shareholder. As indicated below, the Company does not have a "significant shareholder".

A further guideline in the TSX Report recommends that each board examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making. The Board has considered this guideline and has determined that between four and seven members is the optimum number of members for the Board of the Company at this time.

Significant Shareholder

The Company does not have a "significant shareholder", which by the definition in the TSX Report is a "shareholder with the ability to exercise a majority of the votes for the election of the board of directors".

Independence from Management

A guideline in the TSX Report provides that the board should have the responsibility to ensure that the board functions independently of management. While it is not a firm guideline the TSX Report suggests that the independence of the board is most simply assured by separating the office of Chairman of the Board from that of the Chief Executive Officer.

The Company does comply with this guideline as Mr. Lebel is Chairman of the Board and is not a member of management.

Audit Committee

The Audit Committee is composed of three outside directors (K. Peter Geib, Pierre Lebel and Larry G.J. Moeller).

The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors. A copy of the Audit Committee Charter is attached as Schedule "C" to this Information Circular.

Audit committee information as required under Multilateral Instrument 52-110 – Audit Committee is contained in the Company's Annual Information Form dated March 17, 2005 under the heading "Audit Committee Information". Audit Committee information includes the charter, committee composition, relevant education and experience, pre-approval policies and procedures, and fees paid to the external auditor. The Annual Information Form is available on SEDAR website at *www.sedar.com* and is on the Company's website at *www.imperialmetals.com* in the Corporate Governance section.

Compensation Committee

The Compensation Committee is composed of three outside directors (K. Peter Geib, Pierre Lebel (Chair of the Board of the Company) and Larry G.J. Moeller) and makes recommendations to the Board on, among other things, the compensation of senior executives. Mr. Lebel was previously an officer of the Company during December 7, 2001 to January 21, 2003. The Compensation Committee's Charter is available on the Company's website, *www.imperialmetals.com.*

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is composed of two outside directors (Pierre Lebel and Larry G.J. Moeller) and one inside director (J. Brian Kynoch). The Corporate Governance and Nominating Committee's Charter is available on the Company's website, *www.imperialmetals.com.*

Decisions Requiring Board Approval

In addition to those matters which must by law be approved by the Board, management is also required to seek Board approval for any disposition or expenditure in excess of authorized budgets. Management is also required to consult with the Board before entering into any venture which is outside of the Company's existing business. Changes in senior management are to be approved by the Board.

Board Performance

It is the responsibility of the Corporate Governance and Nominating Committee to ensure the effective operation of the Board. That Committee receives comments from all directors as to the Board's performance and oversees the execution of a process assessing the effectiveness of the Board as a whole, the Board committees, and the contribution of individual directors, and recruiting new directors, and reports annually to the Board on such assessments.

Shareholder Feedback

The Company seeks to provide to its shareholders clear and accessible information on the Company's operations. The officers and senior management of the Company are available to respond to shareholder requests.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company implemented a Stock Option Plan on January 29, 2002 which was approved by the Company's shareholders on March 7, 2002. An amendment increasing the number of shares issuable from 1,500,000 to 2,500,000 under an Amended and Restated Share Option Plan (the "Plan") was approved by shareholders on June 9, 2004.

The Plan is administered by the Board of Directors of the Company, or a committee thereof, at its discretion from time to time to grant options to directors, officers, employees and certain other persons providing services to the Company or any of its affiliates to purchase Common shares of the Company provided that the maximum number of Common shares of the Company reserved for issuance under the Plan not exceed 2,500,000 (representing 8.9% of the currently issued Common shares of the Company) and further provided that the aggregate number of shares issuable on the exercise of option shares optioned to any one optionee is not to exceed 5% of the issued and outstanding Common shares of the Company. The number of Common shares issuable pursuant to the Plan to insiders of the Company shall not exceed 10% of the outstanding Common shares of the Company. The number of Common shares reserved for issuance, or issuable within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of the Company, to insiders shall not exceed 10% of the outstanding Common shares of the Company and the number of Common shares issuable within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of the Company, to any one insider and such insider's associates shall not exceed 5% of the outstanding Common shares of the Company. The options will be exercisable at a price that shall not be less than the Market Price of the Common shares of the Company on the date of the last trading day immediately prior to the date of the grant. "Market Price", on any date, shall be the closing trading price of the Common shares of the Company on The Toronto Stock Exchange (as reported by such exchange) on the date or, in the absence of a closing price on such date, on the most recent date (not exceeding 10 days) prior to such date or, if the Common shares are not listed on The Toronto Stock Exchange, on such other stock exchange as the Committee may designate and, otherwise, shall be as determined by the Committee or, such price allowed by the applicable regulatory body or exchange. Options granted under the Plan are non-assignable, non-transferrable and are exercisable for a period of up to ten years from the date of their grant, subject to earlier termination after certain events such as optionee's cessation of service to the Company or death. The Board of Directors of the Company, or a committee thereof, at its sole discretion, may determine the method of vesting, if any, of share options granted under the Plan. All options are subject to the applicable rules and regulations of all regulatory authorities and stock exchanges to which the Company is subject. The Plan may be amended, subject to Board and regulatory approval, provided that no such amendment may increase the maximum number of Common shares that may be optioned under the Plan in the aggregate or to any person or group of persons, change the manner of determining the minimum exercise price, extend the period during which options may be exercised or, without the consent of the Optionee, alter or impair any option previously granted to an Optionee under the Plan. The Company has currently outstanding options to purchase up to 780,000 Common shares (representing 2.8% of the currently issued Common shares of the Company).

Equity Compensation Plan Information

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at the end of the Company's most recently completed financial year:

Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights** (a)	**Weighted-average exercise price of outstanding options, warrants and rights** (b)	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))** (c)
Equity compensation plans approved by securityholders	886,700	$0.82	1,245,000
Equity compensation plans not approved by securityholders	-	-	-
Total	886,700	$0.82	1,245,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries (if any).

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except:

In July 2004, the Company entered into a $5 million revolving line of credit facility with Edco Capital Corporation, a company controlled by N. Murray Edwards, a shareholder owning more than 10% of the voting shares of the Company. The facility is secured by General Security Agreement on the assets of the Company, bears interest at a rate of 8% per year and is repayable by December 31, 2005. At December 31, 2004 no funds were drawn on the facility. On March 9, 2005, the line of credit facility was terminated upon its repayment in full.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company at any time since the beginning of the Company's most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

New British Columbia Business Corporations Act

On March 29, 2004, the new British Columbia *Business Corporations Act* (the "New Act") came into force, replacing the *Company Act* (the "Former Act"), which previously governed the Company. To make the laws governing British Columbia corporations more consistent with other Canadian and United States jurisdictions and to provide shareholders with a greater choice of effective governance structures, the New Act removes many of the restrictions contained in the Former Act, including restrictions on the residency of directors, limitations on the location of annual general meetings and limits on authorized share structure. As well, the New Act uses new forms and terminology.

Under the New Act, every company incorporated, amalgamated or continued under the Former Act must complete a mandatory transition rollover under the New Act to substitute a Notice of Articles for its Memorandum by March 29, 2006. The only information contained in the Notice of Articles is the authorized share structure of the company, the name of the company, the address of the registered and records office of the company and the names and addresses of the directors of the company. Although this deadline is not for some time, the Company cannot alter its current articles to take advantage of many of the new provisions contained in the New Act until it has completed the mandatory transition rollover. Under the New Act, the directors of the Company are permitted to approve and complete this mandatory transition rollover, and as a result, the Company expects to file its transition application shortly after the mailing of this Information Circular.

To assess the opportunities offered by the New Act, Management and the Board of Directors reviewed the existing Articles (the "Existing Articles") of the Company and the New Act to determine what changes, if any, to recommend. As a result, management is seeking shareholder approval to remove certain provisions from the Existing Articles that relate to restrictions contained in the Former Act and that are no longer required under the New Act. In addition, management is seeking shareholder approval to alter the share structure of the Company and replace the Company's Existing Articles with new Articles (the "New Articles"), which will incorporate some of the more flexible provisions of the New Act. Management and the Board of Directors believe that amending the Company's Notice of Articles and the Company's authorized share structure by filing a Notice of Alteration and replacing the Company's Existing Articles with the New Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with the New Act.

In order to be effective, the proposed special resolutions must be approved by at least three-quarters (75%) of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

Management and the Board of Directors believe that the passing of the following special resolutions is in the best interest of the Company and recommend that shareholders vote in favour of the special resolutions.

IT IS THE INTENTION OF THE PERSONS DESIGNATED BY MANAGEMENT AS PROXYHOLDERS IN THE FORM OF PROXY WHICH ACCOMPANIES THIS INFORMATION CIRCULAR TO VOTE THE SHARES REPRESENTED IN A PROXY IN FAVOUR OF THE FOLLOWING SPECIAL RESOLUTIONS UNLESS SUCH PROXY SPECIFIES THAT THE SHARES IT REPRESENTS ARE TO BE VOTED AGAINST SUCH RESOLUTIONS.

Removal of the Pre-existing Company Provisions

Under the New Act, the Company remains subject to Pre-existing Company Provisions ("PECP's") as set out in Part 17 of the Regulations to the New Act until the Company's shareholders approve the removal of the PECP's. Management is recommending that the Company's shareholders approve the removal of the existing PECP's at this time to modernize the Articles of the Company and to bring it in line with the provisions of the New Act. Given the Company's status as a public company, only two PECP would continue to apply to the Company following the completion of its transition under the New Act unless removed:

1. Under the PECP, if a company offers to purchase any of its own shares, it must extend the offer on a proportionate basis to all shareholders holding shares of the class or series of shares subject to the offer, subject to certain exceptions. The New Act does not contain a similar provision. While the exceptions to this proportionate purchase requirement would, in the vast majority of cases, allow the Company to purchase its shares without having to extend the offer to purchase to all shareholders holding those shares, Management believes that this restriction may unduly limit flexibility in future transactions, where the ability to repurchase some, but not all of its shares from shareholders may be necessary or desirable. Accordingly, if shareholders approve the removal of the application of the Provisions, this requirement will no longer apply to the Company. Any such repurchases remain subject to compliance with applicable securities legislation and stock exchange rules and policies.

2. The PECP would also maintain the requirement under the Former Act that no less than three-quarters of the votes cast at a general meeting must vote in favour of a proposed special resolution in order for that special resolution to be passed. Under the New Act, with shareholder approval, the Company may reduce the level of the majority required to pass some or all special resolutions to two-thirds of the votes cast at a general meeting. Management and the Board of Directors believe that the reduced threshold for certain special resolutions will provide the Company with greater flexibility for future corporate activities and is consistent with companies incorporated in other jurisdictions. Accordingly, subject to shareholder approval to the special resolutions below, the proposed New Articles will reflect the lower threshold for certain special resolutions.

In order to take full advantage of the flexibility offered by the New Act, the Board of Directors of the Company proposes to remove the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the New Act. In this regard, the shareholders of the Company will be requested at the Meeting to approve the removal of the PECP's by passing the following special resolution, which requires an affirmative vote of not less than three-quarters of the votes cast by shareholders at the Meeting:

> "WHEREAS the shareholders of the Company are being requested to approve the removal of the Pre-existing Company Provisions;
>
> AND WHEREAS the directors and officers wish to secure such general and specific approvals for the removal of the Pre-existing Company Provisions as may be required by the operation of the *Business Corporations Act* (British Columbia);
>
> **IT IS HEREBY RESOLVED, AS A SPECIAL RESOLUTION, THAT:**
>
> 1. pursuant to s. 442.1 of the *Business Corporations Act,* (British Columbia) (the "Act"), the Pre-existing Company Provisions set forth in Part 17 of the Regulations to the Act be removed and no longer apply to the Company and the directors of the Company be authorized to instruct its agents to file a Notice of Alteration to the Notice of Articles reflecting the above-noted change;

2. the Company be authorized to revoke this special resolution and abandon or terminate all or any part of the Removal of the Pre-existing Company Provisions if the Board of the Company deems it appropriate and in the best interests of the Company to do so without further confirmation, ratification or approval of the shareholders;

3. any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, including the Notice of Alteration, treasury orders, stock exchange and securities commissions forms, as may be required to give effect to the true intent of this resolution; and

4. the removal of the Pre-existing Company Provisions shall not take effect until the Notice of Alteration is filed with the Registrar of Companies."

The directors of the Company reserve the right to abandon the transactions contemplated in the "Removal of the Pre-existing Company Provisions" resolution should they deem it appropriate and in the best interest of the Company to do so.

Increase in Authorized Share Structure

Under the Former Act, the Company was required to limit its authorized (as opposed to actual issued) share structure. This requirement was different from the legislation in most jurisdictions in Canada and the United States, which allow a company to authorize an unlimited number of shares as its authorized capital. Under the New Act, the Company may, if authorized by its shareholders, now alter its authorized share structure to an unlimited number of shares. The Company currently has an authorized share structure of 200,000,000 shares divided into 100,000,000 Common shares without par value, 50,000,000 First Preferred shares without par value and 50,000,000 Second Preferred shares without par value. The directors believe that removing the limits on the Company's authorized common share structure will be of benefit to the Company and its shareholders by providing the Company with greater flexibility for future corporate activities such as any future acquisition or financing transaction that requires the issuance of additional Common shares. Cost savings will also be realized as future shareholder approval to increase the authorized capital will no longer be required. As such, Management is proposing that the Notice of Articles be amended to reflect that the Company have an unlimited number of authorized Common shares without par value, 50,000,000 First Preferred shares without par value and 50,000,000 Second Preferred shares without par value.

Management proposes to present to the shareholders at the Meeting a special resolution to increase the Company's authorized share structure to an unlimited number of Common shares without par value, 50,000,000 First Preferred shares without par value and 50,000,000 Second Preferred shares without par value.

The shareholders of the Company will be requested at the Meeting to approve the increase in authorized share structure by passing the following special resolution, which requires an affirmative vote of not less than three-quarters of the votes cast by shareholders at the Meeting:

> "WHEREAS the Company would like to increase the Company's authorized share capital to an unlimited number of Common shares without par value, 50,000,000 First Preferred shares without par value and 50,000,000 Second Preferred shares without par value;
>
> AND WHEREAS the directors and officers wish to secure such general and specific approvals for the increase in authorized share structure as may be required by operation of the New Act;

IT IS HEREBY RESOLVED, AS A SPECIAL RESOLUTION, THAT

1. the authorized share structure be increased from 200,000,000 shares divided into 100,000,000 Common shares without par value, 50,000,000 First Preferred shares without par value and 50,000,000 Second Preferred shares without par value to an unlimited number of Common shares without par value, 50,000,000 First Preferred shares without par value and 50,000,000 Second Preferred shares without par value, and that the Notice of Articles be altered accordingly;

2. the Company be authorized to revoke this special resolution and abandon or terminate all or any part of the increase in authorized share structure if the Board of the Company deems it appropriate and in the best interests of the Company to do so without further confirmation, ratification or approval of the shareholders;

3. any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution, including the Notice of Alteration; and

4. such alterations to the authorized share structure of the Company shall not take effect until the Notice of Alteration is filed with the Registrar of Companies."

The directors of the Company reserve the right to abandon the transactions contemplated in the "Increase in Authorized Share Structure" resolution should they deem it appropriate and in the best interest of the Company to do so.

Adoption of New Articles

The New Act amends the form of articles which govern a company and the new form of articles includes information previously contained in a company's Memorandum. Management proposes the adoption of the New Articles to better conform to the structure of the New Act and to modernize the Company's governing rules and provide a more effective constitutional structure. A discussion regarding the main differences between the Company's existing Articles (the "Existing Articles") and the proposed New Articles is attached as Schedule "D", which shareholders are encouraged to review. A copy of the New Articles may be inspected at the registered office of the Company, Suite 200, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6 during normal business hours and at the Annual and Special Meeting to be held on May 16, 2005. In addition, a copy of the New Articles will be mailed, free of charge, to any holder of Common shares who requests a copy, in writing, from the Secretary of the Company. Any such request should be mailed to the Company, at its registered office, to the attention of the Secretary.

In this regard, the shareholders of the Company will be requested at the Meeting to approve the adoption of the New Articles by passing the following special resolution, which requires an affirmative vote of not less than three-quarters of the votes cast by shareholders at the Meeting:

"WHEREAS the Company would like to adopt new Articles;

AND WHEREAS the directors and officers wish to secure such general and specific approvals for the adoption of new Articles as may be required by the operation of the *Business Corporations Act* (British Columbia);

IT IS HEREBY RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. subject to the filing of a Transition Application containing a Notice of Articles and subject also to the filing of the Notice of Alteration removing the Pre-existing Company Provisions, the existing Articles of the Company be deleted and cancelled and that the new form of Articles approved by the Directors of the Company and presented to the shareholders at the 2005 Annual and Special Meeting of the shareholders of the Company scheduled to be held on May 16, 2005, be adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company;

2. the lawyer for the Company be appointed as the Company's agent to electronically file a Notice of Alteration to the Notice of Articles with the Registrar of Companies;

3. the alteration to the Articles will not take effect until a Notice of Alteration to the Notice of Articles has been filed with the Registrar of Companies to reflect the alteration as contemplated by these resolutions;

4. the Company be authorized to revoke this special resolution and abandon or terminate all or any part of the adoption of the Articles if the Board of the Company deems it appropriate and in the best interests of the Company to do so without further confirmation, ratification or approval of the shareholders; and

5. any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution, including the Notice of Alteration."

The directors of the Company reserve the right to abandon the transactions contemplated in the "Adoption of New Articles" resolution should they deem it appropriate and in the best interest of the Company to do so.

Share Purchase Plan

On March 2, 2005, the Board adopted a Share Purchase Plan, subject to shareholder and regulatory approval and to changes as may be required by The Toronto Stock Exchange.

The Share Purchase Plan allows full-time employees of the Company and its subsidiaries who have been employed by the Company or any of its subsidiaries for at least six consecutive months to purchase shares in the Company and receive from the Company an equal number of shares (the "Company's Contribution") over and above the shares purchased. The Share Purchase Plan is designed to allow participation by Company employees in the future growth of the Company. Employees must subscribe no later than December 1st of every year to commence contributions for the following calendar year. Employees have the opportunity to contribute up to a maximum of 5% of their gross annual salaries (the "Employee's Contribution") excluding any overtime pay, bonuses or allowances of any kind. Except with the further approval of the shareholders of the Company given by the affirmative vote of a majority of the votes cast at a meeting of the shareholders of the Company, excluding the votes of insiders of the Company and such insider's associates (such approval not being sought at the time of adoption of this Plan), the Company may not cause (a) the issuance or delivery to insiders of the Company, within a one-year period, of Common shares under the Share Purchase Plan and the Company's Share Option Plan to exceed 10% of the outstanding issue; and (b) the issuance or delivery to any one insider of the Company and such insider's associates, within a one-year period, of Shares under this Share Purchase Plan and the Company's Share Option Plan to exceed 5% of the outstanding issue.

At the end of each calendar quarter, the Company issues fully paid shares in the employee's name to be held in trust by the Corporate Secretary. The number of shares received by the employee is to be equal to the amount of the Employee's Contribution and the Company's Contribution divided by the greater of (a) the closing price of the Company's shares on the TSX at the end of each Pay Period for that quarter and (b) the weighted average trading price five days prior to the end of each Pay Period. The Company may issue shares from its treasury or purchase shares in the market for delivery to the participants under the Share Purchase Plan. The shares are held for a period of six months by the Corporate Secretary and upon the expiry of the hold period, the shares are released to the employee. If the employee retires or becomes disabled, the shares are to be distributed to the employee at the date of commencement of retirement or disability. In the event of death, the shares are to be distributed immediately to the employee's estate. However, if an employee ceases to be an employee of the Company during the 12 month period, any monies contributed by the employee in the current quarter will be returned to the employee and previously issued shares being held by the Corporate Secretary are to be released to the employee upon the expiry of the six month hold period. The Company's contribution will not exceed 200,000 Common shares in any calendar year and will not exceed 1,000,000 Common shares in the aggregate (representing 3.6% of the currently issued Common shares of the Company). The Company has, to date, not issued any Common shares of the Company under the Share Purchase Plan.

The Board of Directors of the Company, upon recommendation of the President of the Company, shall have the right in its absolute discretion to waive such six month period or refuse any employee or group of employees the right of participation or continued participation in the Plan. The Share Purchase Plan is administered by the Board of Directors. The Board of Directors reserves the right to amend, modify or terminate the Share Purchase Plan at any time if and when it is advisable in the absolute discretion of the board of directors. However, any amendment of the Share Purchase Plan which would:

(a) materially increase the benefits under the Share Purchase Plan;
(b) materially increase the number of shares which would be issued under the Share Purchase Plan;
(c) materially modify the requirements as to eligibility for participation in the Share Purchase Plan;

shall be effective only upon the approval of the shareholders of the Company. Any material amendment to any provision of the Share Purchase Plan shall be approved by any stock exchange or regulatory body having jurisdiction over the securities of the Company.

A copy of the Share Purchase Plan is attached as Schedule E to this Information Circular.

Accordingly, management will place the following ordinary resolution before the shareholders to confirm, ratify and approve the Share Purchase Plan.

"BE IT RESOLVED THAT:

1. the Share Purchase Plan in the form presented to the Meeting of shareholders of the Company scheduled to be held on May 16, 2005 is hereby confirmed, ratified and approved; and

2. the approval of the Share Purchase Plan by the Board of Directors is hereby ratified and any one director or officer of the Company is hereby authorized and directed to execute and deliver any other documents as the director or officer deems necessary to give effect to the transactions contemplated."

OTHER MATTERS TO BE ACTED UPON

There are no other matters to be considered at the Meeting which are known to the directors or executive officers at this time. However, if any other matters properly come before the Meeting it is the intention of the persons named in the Form of Proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information concerning the Company, including the Company's consolidated interim and annual financial statements and management's discussion and analysis, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at *www.sedar.com* under "Company Profiles – Imperial Metals Corporation". Copies of such information may also be obtained on the Company's website at *www.imperialmetals.com* or on request without charge from the Corporate Secretary of the Company, Suite 200, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6 Telephone 604.669.8959.

Financial information of the Company is provided in the Company's consolidated comparative financial statements, and management's discussion and analyis thereon, for the Company's fiscal year ended December 31, 2004. Copies of such financial statements may be obtained in the manner set forth above.

DIRECTORS APPROVAL

The contents and the sending of this management proxy Information Circular have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 17th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *"J. Brian Kynoch"*

J. Brian Kynoch, President

SCHEDULE "A"

IMPERIAL METALS CORPORATION
(the "Company")

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following schedule outlines the Company's approach to corporate governance with reference to the TSX guidelines for effective corporate governance.

Guideline 1 **The Board of Directors should explicitly assume responsibility for stewardship of the corporation.**

Compliance: YES

Comment: Included in the mandate of the board is the responsibility to manage the Company's business and affairs and to act in the best interests of the Company and its shareholders. Although the Board delegates the responsibility for managing the day to day affairs of the Company to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating the Company and its business.

Guideline 1(a) **The Board should assume responsibility for the adoption of a strategic planning process.**

Compliance: YES

Comment: The responsibilities of the Board include setting long term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation.

Guideline 1(b) **The Board should specifically assume responsibility for the identification of principal business risks, and implementation of risk management systems.**

Compliance: YES

Comment: The Board is responsible for understanding and overseeing compliance with processes that are in place to mitigate the principal risks associated with the Company's business on an ongoing basis. It is the responsibility of senior management to ensure that the Board and its committees are kept well informed of these changing risks on a timely basis. The principal risks of the Company are those consistent with mineral exploration, development and operations.

Guideline 1(c) **The Board should specifically assume responsibility for succession planning, including appointing, training and monitoring senior management.**

Compliance: YES

Comment: The Board and the Compensation Committee are mandated to review succession planning for senior management including monitoring the performance of senior management.

Guideline 1(d) **The Board should specifically assume responsibility for communications policy.**

Compliance: YES

Comment: The Company currently does not have a formal communication policy. With the exception of annual and quarterly filings which are approved by the Board, all public financial and other material disclosure of information is reviewed and approved by two of the four directors prior to disclosure. All external communication is carried out by the President or his designate.

Guideline 1(e) **The Board should specifically assume responsibility for the integrity of internal control and management information systems.**

Compliance: YES

Comment: The Audit Committee of the Board requires management to implement and maintain appropriate systems of internal control. The Audit Committee meets with the Company's auditor and management to assess the adequacy and effectiveness of these systems.

Guideline 2 **Majority of directors should be "unrelated" (independent from management and free from conflicts of interest)**

Compliance: YES

Comment: If the proposed directors are elected to the Board, only Mr. J. Brian Kynoch, President of Imperial Metals Corporation will be a related, non-independent director. The Board has determined that the remaining three proposed nominees for election to the board at the 2005 Annual Meeting are unrelated and independent based on the criteria contained in the TSX Guidelines.

Guideline 3 **The Board has responsibility for applying the definition of "unrelated director" to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board has majority of unrelated directors.**

Compliance: YES

Comment: Based on information provided by directors as to their individual circumstances, the Board has determined that the majority of directors (three out of four) are non-management, unrelated and independent directors.

Guideline 4 **Appoint a committee of outside directors responsible for appointment of new nominees and ongoing assessment of directors.**

Compliance: NO

Comment: The Corporate Governance and Nominating Committee recommends suitable candidates for the Board and ensures that qualifications for the Board have been maintained. The Committee establishes the criteria for the selection of new directors and identifies and recommends suitable candidates taking into account all factors it considers appropriate, including the overall composition of the Board and desirable individual characteristics. The Committee is also responsible for overseeing an annual director evaluation process.

The Committee comprises Messrs. Lebel and Moeller, both of whom are non-management, unrelated directors and Mr. Kynoch, who is a related and is part of the management of the Company. Mr. Kynoch sits on this committee as he has extensive knowledge of the mining industry and the individuals working within it and related to it.

The Board feels that this knowledge is critical to selecting and evaluating suitable candidates for nomination to the Board.

Guideline 5: **Implement a process for assessing the effectiveness of the board, its committees and individual directors.**

Compliance: YES

Comment: The Corporate Governance and Nominating Committee oversees an annual evaluation of the effectiveness of the Board its committees and the contribution of individual directors.

Guideline 6: **Provide orientation and education programs for new directors.**

Compliance: YES

Comment: The Board requires that each new director will be provided with a written orientation package relating to the Company as well as information on the responsibilities and liabilities of directors. New directors also meet with existing directors and senior management personnel of the Company to learn about the functions and activities of the Company.

Guideline 7: **Consider reducing the size of the board with a view to improving effectiveness.**

Compliance: YES

Comment: The Corporate Governance and Nominating Committee reviews the size, composition and profile of the Board and will recommend changes to the Board that seem appropriate. The Board is of the view that the current size of the board could be increased to provide a greater diversity of expertise and opinions and to allow more effective committee organization.

Guideline 8: **Review compensation of directors in light of risks and responsibilities.**

Compliance: YES

Comment: The Compensation Committee of the Board annually reviews and recommends to the Board the remuneration of directors of the Company in light of the risks and responsibilities assumed and to ensure that it is competitive and aligns the interest of the directors with those of the shareholders.

Guideline 9: **Committees should generally be composed of non-management directors, a majority of whom should be unrelated.**

Compliance: YES

Comment: With the exception of the Corporate Governance and Nominating Committee as described in Guideline 4 above, all of the Committees of the Board are composed of non-management and unrelated directors.

Guideline 10: **The board should assume responsibility for, or assign a committee responsibility for developing the company's approach to corporate governance issues.**

Compliance: YES

Comment: The Corporate Governance and Nominating Committee has been assigned responsibility for recommending to the Board a set of corporate governance principles for the Company. The Board reviews its corporate governance practices regularly.

Guideline 11: **Define limits to management's responsibilities by developing position descriptions for the board of directors as well as the President and Chief Executive Officer.**

Compliance: YES

Comment: The Board operates under written terms of reference. The Board has approved written position descriptions for the position of President, Chairman and Director. Charters have been adopted for each of the committees outlining their principal responsibilities.

Guideline 12: **Establish procedures to enable the board to function independently of management.**

Compliance: YES

Comment: The Company monitors best practice recommendations with regard to corporate governance requirements. The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a level of independence of the Company's Management.

Guideline 13: **Establish an audit committee composed only of outside directors with specifically defined roles and responsibilities.**

Compliance: YES

Comment: All three members of the Audit Committee are non-management, unrelated and independent directors. The Audit Committee performs its duties in accordance with its charter.

Guideline 14: **Implement a system to enable individual directors to engage outside advisors at the corporation's expense.**

Compliance: YES

Comment: Individual directors may, with the concurrence of the Corporate Governance and Nominating Committee, engage outside advisors at the expense of the Company.

Updated March 17, 2005.

SCHEDULE "B"

IMPERIAL METALS CORPORATION
(the "Company")

BOARD MANDATE

Under the *Business Corporations Act* (British Columbia), the directors of the Company are required to manage the Company's business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Company. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The responsibilities of the Board of Directors include setting long term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation. Although the Board delegates the responsibility for managing the day to day affairs of the Company to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business.

The Board fulfills its mandate through direct oversight, setting policy, appointing committees and appointing management. Specific responsibilities include the following:

1. Approving the issuance of any securities of the Company.

2. Approving the incurrence of any debt by the Company.

3. Reviewing and approving capital, operating and exploration and development expenditures including any budgets associated with such expenditures.

4. Approving the annual financial statements and quarterly financial statements, including the Management Discussion & Analysis, information circulars, annual information forms, annual reports, offering memorandums and prospectuses.

5. Approving material investments, dispositions and joint ventures, and approving any other major initiatives outside the scope of approved budgets.

6. Reviewing and approving the Company's strategic plans, adopting a strategic planning process and monitoring the Company's performance.

7. Reviewing and approving the Company's incentive compensation plans.

8. Determining the composition, structure, processes, and characteristics of the Board and the terms of reference of committees of the Board, and establishing a process for monitoring the Board and its directors on an ongoing basis.

9. Appointing a Compensation Committee, an Audit Committee and a Corporate Governance and Nominating Committee and other Board Committees and delegating to any such committees powers of the Board as appropriate and legally permissible.

10. Nominating the candidates for the Board to the shareholders, based on recommendations from the Corporate Governance and Nominating Committee.

11. Ensuring an appropriate orientation and education program for new directors and officers is provided.

12. Determining whether individual directors meet the requirements for independence under applicable regulatory requirements.

13. Monitoring the conduct of the Company and ensuring that it complies with applicable legal and regulatory requirements.

14. Ensuring that the directors that are independent of management have the opportunity to meet regularly.

15. Reviewing this Mandate and other Board policies and terms of reference for Committees in place from time to time and propose modifications as applicable.

16. Appointing and monitoring the performance of senior management, formulating succession plans for senior management and, with the advice of the Compensation Committee, approving the compensation of senior management.

17. Continually monitor and assess the Company's principal business risks and opportunities of the Company.

18. Ensuring policies and processes are in place for to ensure the integrity of the Company's internal control, financial reporting and management information systems.

19. Ensuring appropriate policies and processes are in place to ensure the Company's compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

20. Exercising direct control during periods of crisis.

21. Serving as a source of advice to senior management, based on directors' particular backgrounds and experience.

Organization of the Board of Directors

Independence: The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a level of independence of the Company's Management that is adequate and appropriate given the Company's size and scope.

Committees: The Company has an Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. The Company may establish other committees from time to time.

Meetings

The Board holds regular annual and quarterly meetings. Between the quarterly meetings, the Board meets on an ad hoc basis as required, generally by means of telephone conferencing facilities. As part of the annual and quarterly meetings, the independent directors also have the opportunity to meet separate from management. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members falling within their specific knowledge and experience. Each director is expected to review all Board meeting materials in advance of each meeting and make all reasonable efforts for attendance at all Board and Board Committee meetings.

As at April 26, 2004.

SCHEDULE "C"

IMPERIAL METALS CORPORATION
(the "Company")

AUDIT COMMITTEE CHARTER

I. Purpose

The primary objective of the Audit Committee (the "Committee") of Imperial Metals Corporation (the "Company") is to act as a liaison between the Board and the Company's independent auditors (the "Auditors") and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company's compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company's risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditors.

The responsibilities of a member of the Committee are in addition to such member's duties as a member of the Board.

II. Organization

Members of the committee shall be directors and the Committee membership shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board on the recommendation of the Nominating & Corporate Governance Committee. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes. The chair of the Committee shall have an ordinary vote.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III. Meetings

The Committee shall meet as frequently as circumstances require. The Committee shall meet with management, the Company's financial and accounting officer(s) and the Auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

The Chair of the Committee shall be an independent chair who is not Chair of the Board. In the absence of the appointed Chair of the Committee at any meeting, the members shall elect a chair from those in attendance at the meeting. The Chair, in consultation with the other members of the Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting.

The Committee will appoint a Secretary who will keep minutes of all meetings. The Secretary may also be the Chief Financial Officer, the Company's Corporate Secretary or another person who does not need to be a member of the Committee. The Secretary for the Committee can be changed by simple notice from the Chair.

The Chair shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee as well as the other directors in advance of the meeting.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Company's accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV. Authority and Responsibilities

The Board, after consideration of the recommendation of the Committee, shall nominate the Auditors for appointment by the shareholders of the Company in accordance with applicable law. The Auditors report directly to the Audit Committee. The Auditors are ultimately accountable to the Committee and the Board as representatives of the shareholders.

The Committee shall have the following responsibilities:

(a) Auditors

1. Recommend to the Board the independent auditors to be nominated for appointment as Auditors of the Company at the Company's annual meeting and the remuneration to be paid to the Auditors for services performed during the preceding year; approve all auditing services to be provided by the Auditors; be responsible for the oversight of the work of the Auditors, including the resolution of disagreements between management and the Auditors regarding financial reporting; and recommend to the Board and the shareholders the termination of the appointment of the Auditors, if and when advisable.

2. When there is to be a change of the Auditor, review all issues related to the change, including any notices required under applicable securities law, stock exchange or other regulatory requirements, and the planned steps for an orderly transition.

3. Review the Auditor's audit plan and discuss the Auditor's scope, staffing, materiality, and general audit approach.

4. Review on an annual basis the performance of the Auditors, including the lead audit partner.

5. Take reasonable steps to confirm the independence of the Auditors, which include:

   (a) Ensuring receipt from the Auditors of a formal written statement in accordance with applicable regulatory requirements delineating all relationships between the Auditors and the Company;

   (b) Considering and discussing with the Auditors any disclosed relationships or services, including audit services, that may impact the objectivity and independence of the Auditors;

   (c) Approving in advance any non-audit related services provided by the Auditor to the Company, and the fees for such services, with a view to ensure independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the Auditors; and

(d) As necessary, taking or recommending that the Board take appropriate action to oversee the independence of the Auditors.

6. Review and approve any disclosures required to be included in periodic reports under applicable securities law, stock exchange and other regulatory requirements with respect to non-audit services.

7. Confirm with the Auditors and receive written confirmation at least once per year as to (i) the Auditor's internal processes and quality control procedures; and (ii) disclosure of any material issues raised by the most recent internal quality control review.

8. Consider the tenure of the lead audit partner on the engagement in light of applicable securities law, stock exchange or applicable regulatory requirements.

9. Review all reports required to be submitted by the Auditors to the Committee under applicable securities laws, stock exchange or other regulatory requirements.

10. Receive all recommendations and explanations which the Auditors place before the Committee.

(b) Financial Statements and Financial Information

11. Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company's annual audited financial statements, including disclosures made in management's discussion and analysis, prior to filing or distribution of such statements and recommend to the Board, if appropriate, that the Company's audited financial statements be included in the Company's annual reports distributed and filed under applicable laws and regulatory requirements.

12. Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company's interim financial statements, including management's discussion and analysis, and the Auditor's review of interim financial statements, prior to filing or distribution of such statements.

13. Be satisfied that adequate procedures are in place for the review of the Company's disclosure of financial information and extracted or derived from the Company's financial statements and periodically assess the adequacy of these procedures.

14. Discuss with the Auditor the matters required to be discussed by applicable auditing standards requirements relating to the conduct of the audit including:

(a) the adoption of, or changes to, the Company's significant auditing and accounting principles and practices;

(b) the management letter provided by the Auditor and the Company's response to that letter; and

(c) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, or personnel and any significant disagreements with management.

15. Discuss with management and the Auditors major issues regarding accounting principles used in the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles. Review and discuss analyses prepared by management and/or the Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative approaches under generally accepted accounting principles.

16. Prepare any report under applicable securities law, stock exchange or other regulatory requirements, including any reports required to be included in statutory filings, including in the Company's annual proxy statement.

(c) Ongoing Reviews and Discussions with Management and Others

17. Obtain and review an annual report from management relating to the accounting principles used in the preparation of the Company's financial statements, including those policies for which management is required to exercise discretion or judgments regarding the implementation thereof.

18. Periodically review separately with each of management, the financial and accounting officer(s) and the Auditors; (a) any significant disagreement between management and the Auditors in connection with the preparation of the financial statements, (b) any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and (c) management's response to each.

19. Periodically discuss with the Auditors, without management being present, (a) their judgments about the quality and appropriateness of the Company's accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Company's financial statements.

20. Consider and approve, if appropriate, significant changes to the Company's accounting principles and financial disclosure practices as suggested by the Auditors or management and the resulting financial statement impact. Review with the Auditors or management the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.

21. Review and discuss with management, the Auditors and the Company's independent counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company's financial statements, including applicable changes in accounting standards or rules, or compliance with applicable laws and regulations, inquiries received from regulators or government agencies and any pending material litigation.

22. Enquire of the Company's financial and accounting officer(s) and the Auditors on any matters which should be brought to the attention of the Committee concerning accounting, financial and operating practices and controls and accounting practices of the Company.

23. Review the principal control risks to the business of the Company, its subsidiaries and joint ventures; and verify that effective control systems are in place to manage and mitigate these risks.

24. Review and discuss with management any material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses. Obtain explanations from management of all significant variances between comparative reporting periods.

25. Review and discuss with management the Company's major risk exposures and the steps management has taken to monitor, control and manage such exposures, including the Company's risk assessment and risk management guidelines and policies.

(d) Risk Management and Internal Controls

26. Ensure that management has designed and implemented effective systems of risk management and internal controls and, at least annually, review the effectiveness of the implementation of such systems.

27. Approve and recommend to the Board for adoption policies and procedures on risk oversight and management to establish an effective system for identifying, assessing, monitoring and managing risk.

28. In consultation with the Auditors and management, review the adequacy of the Company's internal control structure and procedures designed to insure compliance with laws and regulations, and discuss the responsibilities, budget and staffing needs of the Company's financial and accounting group.

29. Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

30. Review the internal control reports prepared by management, including management's assessment of the effectiveness of the Company's internal control structure and procedures for financial reporting.

31. Review the appointment of the chief financial officer and any key financial executives involved in the financial reporting process and recommend to the Board any changes in such appointment.

(f) Other Responsibilities

32. Create an agenda for the ensuing year.

33. Review and approve related-party transactions if required under applicable securities law, stock exchange or other regulatory requirements.

34. Review and approve (a) any change or waiver in the Company's code of ethics applicable to senior financial officers and (b) any disclosures made under applicable securities law, stock exchange or other regulatory requirements regarding such change or waiver.

35. Establish, review and approve policies for the hiring of employees or former employees of the Company's Auditors.

36. Review and reassess the duties and responsibilities set out in this Charter annually and recommend to the Nominating and Corporate Governance Committee and to the Board any changes deemed appropriate by the Committee.

37. Review its own performance annually, seeking input from management and the Board.

38. Perform any other activities consistent with this Charter, the Company's constating documents and governing law, as the Committee or the Board deems necessary or appropriate.

V. Reporting

The Committee shall report regularly to the Board and shall submit the minutes of all meetings of the Audit Committee to the Board (which minutes shall ordinarily be included in the papers for the next full board meeting after the relevant meeting of the Committee). The Committee shall also report to the Board on the proceedings and deliberations of the Committee at such times and in such manner as the Board may require. The Committee shall review with the full Board any issues that have arisen with respect to quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance or independence of the Auditors or the performance of the Company's financial and accounting group.

VI. Resources and Access to Information

The Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee.

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. The Committee has direct access to anyone in the organization and may request any officer or employee of the Company or the Company's outside counsel or the Auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee with or without the presence of management. In the performance of any of its duties and responsibilities, the Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee's obligations.

The Committee shall consider the extent of funding necessary for payment of compensation to the Auditors for the purpose of rendering or issuing the annual audit report and recommend such compensation to the Board for approval. The Audit Committee shall determine the funding necessary for payment of compensation to any independent legal, accounting and other consultants retained to advise the Committee.

As at April 26, 2004.

SCHEDULE "D"

IMPERIAL METALS CORPORATION
(the "Company")

SUMMARY OF CHANGES PROPOSED UNDER NEW ARTICLES

Set out below is a discussion of the changes proposed under the New Articles. These proposed changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the New Act. The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the New Act. For example, "members" are now "shareholders" and "register of members" is now "central securities register" under the New Act. Many of these non-substantive terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend. For full particulars, please refer to the text of the proposed New Articles, a copy of which can be obtained as set out in the Information Circular.

The following is a discussion of the substantive changes proposed in the New Articles.

Directors Authority to Set Auditor's Remuneration

Under the New Act, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company. The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor's remuneration. As a result, the inclusion of the authority for directors to set the auditor's remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Special Majority for Resolutions

Under the Former Act, the number of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the New Act, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the Former Act. The New Articles propose that the passage of a special resolution will require a majority of two-thirds of the votes cast on a resolution.

Resolutions Required

Under the New Act, the Company is, subject to shareholder approval, now permitted in its New Articles to set out the type of approval required for certain corporate changes. This change in the New Act reflects an increasing need for companies to react and adapt to changing business conditions, and to have a system in place that allows for quick responses. Under the New Act, a Company may choose different thresholds of support for specific resolutions, including changes such as the subdivision and consolidation of its shares and a change in the name of the Company. Changes such as subdivisions, consolidations and name changes were previously required to be approved by shareholders under the Former Act. Traditionally, where these changes are proposed between annual general meetings of shareholders, it would require that the Company hold a special general meeting to have the change approved. This is very expensive for the Company, and often results in unnecessary time delays and costs.

As a result, management and the board of directors are proposing that the New Articles provide for the following matters to require directors' resolution or an ordinary resolution:

- A change of name of the Company;
- A subdivision of all or any of the unissued, or fully paid issued, shares;
- A consolidation of all or any of the unissued, or fully paid issued, shares;
- create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;
- increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; and certain other corporate changes.

Other capital and share structure changes will continue to require shareholder approval. Management believes that it is in the best interests of the Company to allow directors to pass resolutions to authorize the above changes so that the Company can react and adapt to changing business conditions in a more timely and less costly manner. Any such changes would continue to be subject to applicable securities laws and the rules and policies of applicable stock exchanges (which may nevertheless require shareholder approval in certain cases).

Share Issuances

Under the Former Act, the maximum discount or commission payable on the issuance of a share of the Company was 25%. Under the New Act the Company is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness. The New Articles provide that the Company is permitted to pay or offer a reasonable commission, finder's fee or discount as permitted in the New Act. Management of the Company believes that the 25% maximum limit should not be set out in the New Articles, as such a limit does not consider factual circumstances nor apply a test of reasonableness. By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interest of the Company, the Company is provided greater flexibility in possible future transactions.

Delivery of Documents to Shareholders

As a result of changes under the New Act, the New Articles now permit the delivery of documents to a shareholder by facsimile transmission, email or any other method permitted under securities legislation. This change reflects recent developments under securities legislation. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for facsimile transmission, email and other permitted methods of delivery of documents to shareholders. As a result, the New Articles allow the Company to deliver documents to shareholders by facsimile transmission, email or other methods permitted under the securities legislation.

Proxies

As a result of changes under the New Act, the New Articles now permit shareholders to deposit their proxies for shareholder meetings through mail or facsimile delivery or any other method of transmitting legibly recorded messages. This reflects a general movement by corporations to adopt easier and faster ways for shareholders to communicate with corporations. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for proxies to be deposited using facsimile, email and other methods permitted under securities legislation.

Share Purchases

Under the Existing Articles, if the Company made an offer to purchase any of its own shares, it was required to extend the offer on a proportionate basis to all shareholders holding the same class or series of shares that were subject to the offer, subject to certain exceptions. As this is no longer a requirement of the New Act, the New Articles do not contain a similar provision.

Officers

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be a director of the Company. These were requirements under the Former Act. However, under the New Act, those requirements no longer exist, and as a result, the New Articles do not contain these requirements. Management and the board of directors believe that by removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the board of directors.

Publication of Advance Notice of Meeting

Under the Existing Articles, the Company was required to publish notice of a general meeting of shareholders in the manner required under the Former Act. Under the New Act, the Company is no longer required to publish notice of general meetings. As a result, the New Articles do not contain a requirement to publish advance notice of the meeting.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds. Under the New Act, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement for the shareholder's right to obtain such a share certificate. As a result, the New Articles provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transactions.

Disclosure of Interest of Directors

Under the New Act, the provisions relating to the disclosure of interest by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles do not contain reference to the old disclosure of interest provisions and refer instead to the provisions contained in the New Act.

Indemnity Provision

Under the Former Act, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provided for the Company to indemnify directors, subject to the requirements of the Former Act. Under the New Act, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the New Act, the Company is prohibited from paying an indemnity if:

(i) the party did not act honestly and in good faith with a view to the best interests of the Company;

(ii) the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(iii) the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the New Act. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the New Act.

Authorized Share Structure

Under the Former Act, the Company was required to set a maximum number for its authorized share structure and such number was required to be contained in the Company's Memorandum. Under the New Act there are no maximum number restrictions and, due to the elimination of the memorandum under the New Act, such authorized share structure must be contained in a company's Notice of Articles. The New Articles are based on the passage by the Shareholders of a special resolution to alter the Company's authorized share structure from 200,000,000 shares divided into 100,000,000 Common shares without par value, 50,000,000 First Preferred shares without par value and 50,000,000 Second Preferred shares without par value to an unlimited number of Common shares without par value, 50,000,000 First Preferred shares without par value and 50,000,000 Second Preferred shares without par value and such altered authorized share structure is therefore reflected in the New Articles. Should the Shareholders fail to pass the special resolution increasing the Company's authorized share structure, the Company's authorized share structure will remain its current authorized share structure of 200,000,000 shares divided into 100,000,000 Common shares without par value, 50,000,000 First Preferred shares without par value and 50,000,000 Second Preferred shares without par value, or such other share structure as may be approved by the shareholders.

Holding of Annual General Meetings

Under the Former Act, annual general meetings were required to be held within 13 months of the last annual general meeting. The New Act allows for annual general meetings to be held once in each calendar year and not more than 15 months after the last annual general meeting and accordingly, the New Articles reflect this provision.

Location of Shareholder Meetings

Under the Former Act, shareholder meetings were required to be held in British Columbia, unless an application was made and accepted by the registrar to hold the meeting elsewhere. Under the New Act, companies may hold shareholder meetings at a location outside of British Columbia. Accordingly, the New Articles allow for the Company to hold meetings outside of British Columbia if approved by directors' resolution.

SCHEDULE "E"

IMPERIAL METALS CORPORATION
(the "Company")

SHARE PURCHASE PLAN

1.0 INTRODUCTION

The purpose of the Share Purchase Plan (the "Plan") is to establish a Plan to advance the interests of Imperial Metals Corporation (the "Company") by encouraging certain employees of the Company and its subsidiaries to purchase Common shares of the Company.

2.0 THE PLAN

The Plan will be renewed on an annual basis at the Directors' sole discretion, such renewal to be approved no later than December 1 of the immediately preceding calendar year. The renewal of the Plan will be on the same terms and conditions as set out herein.

2.01 Participants

Participants in the Plan for any one calendar year will be full-time salaried employees of the Company or any of its subsidiaries who have been continuously employed by the Company or any of its subsidiaries for at least six consecutive months. The Board of Directors of the Company, upon recommendation of the President of the Company, shall have the right in its absolute discretion to waive such six month period or refuse any employee or group of employees the right of participation or continued participation in the Plan.

2.02 Election to Participate in the Plan and Participant's Contribution

Any Participant may elect to contribute money (the "Participant's Contribution") to the Plan in any calendar year, provided the Plan has been renewed by the Directors of the Company for that year, by delivering to the Company a written direction in form and substance as attached hereto as Exhibit "A":

(a) authorizing the Company to deduct from the Participant's salary in equal installments the Participant's Contribution; and

(b) directing the Company to register a municipal address specified by the Company as the Participant's address on the shareholders' register for any Shares issued to the Participant in accordance with the Plan.

If by December 1 of the immediately preceding calendar year, the employee has not been continuously employed by the Company or any of its subsidiaries for at least six consecutive months, then, in the month the employee becomes so employed, a Participant may elect to make a Participant's Contribution with respect to the balance of the calendar year commencing on the first day of the following month.

The Participant's Contribution shall not exceed 5% of the Participant's basic annual salary from the Company and its subsidiaries at the time of delivery of the direction before any deductions, exclusive of any overtime pay, bonuses or allowances of any kind whatsoever (the "Basic Annual Salary"). In the case of any employee who becomes employed for six consecutive months during the year and delivers a direction at that time, Basic Annual Salary shall not exceed 5% of the Participant's basic annual salary from the Company and its subsidiaries at the time of delivery of the direction prorated over the remainder of the calendar year before deductions, exclusive of any overtime pay, bonuses or allowances of any kind whatsoever.

No adjustments shall be made to the Participant's Contribution in any one calendar year. In order for the Participant's Contribution to continue, a new written direction shall have been delivered to the Company for such calendar year, provided that the Directors of the Company have authorized the renewal of the Plan for that calendar year.

The Participant's Contribution shall be held by the Company in trust for the purposes of the Plan.

2.03 Company's Contribution

Immediately prior to the date any Shares are issued or delivered to a Participant in accordance with section 2.05, the Company will credit the Participant with and thereafter hold in trust for the Participant an amount (the "Company's Contribution") equal to the Participant's Contribution then held in trust by the Company. The Company's contribution shall not exceed 200,000 Common shares in any calendar year and shall not exceed 1,000,000 Common shares in the aggregate.

2.04 Aggregate Contribution

The Participant's Contributions plus the Company's Contributions shall be the "Aggregate Contribution". The Company shall not be required to segregate the Aggregate Contribution from its own corporate funds or to pay interest thereon.

2.05 Issue or Delivery of Shares

The Company may issue Shares from its treasury or purchase Shares in the market for delivery to the Participants under this Plan.

The Shares issued or delivered to the Participant will be deemed to have been issued at the greater of the closing price of the Shares on The Toronto Stock Exchange ("TSX") at the end of each pay period for that quarter and the weighted average trading price five days prior to the end of each pay period (hereinafter referred to as the "Issue Price").

Except with the further approval of the shareholders of the Company given by the affirmative vote of a majority of the votes cast at a meeting of the shareholders of the Company, excluding the votes of insiders of the Company and such insider's associates (such approval not being sought at the time of adoption of this Plan), the Company may not cause:

(a) the issuance or delivery to insiders of the Company, within a one-year period, of Shares under this Plan and the Company's Share Option Plan to exceed 10% of the outstanding issue; and

(b) the issuance or delivery to any one insider of the Company and such insider's associates, within a one-year period, of Shares under this Plan and the Company's Share Option Plan to exceed 5% of the outstanding issue.

2.06 Safekeeping and Delivery of Shares

All Shares issued or delivered to a Participant in accordance with the Plan will be held in safekeeping by the Company and will be delivered, subject as provided in the Plan, to such Participant upon the expiry of a period (the "Holding Period") of six (6) months following the date of issue of such shares. If the Company receives on behalf of a Participant in respect of any Shares so held:

(a) cash dividends;

(b) option or rights to purchase additional securities of the Company or any other corporation;

(c) any notice of meeting, proxy statement and proxy for any meeting of holders of Shares of the Company; or

(d) other or additional Shares or other securities (by way of dividend or otherwise);

then, the Company shall forward to such Participant at the Participant's last known address according to the records of the Company any of the items listed in Subsection 2.06 (a) , (b) and (c) ; and shall hold in safekeeping any additional securities referred to in Subsection 2.06 (d) and shall deliver such securities to a Participant with delivery of the Shares in respect of which such additional securities were issued.

Any Shares issued or delivered to a Participant but held in safekeeping by the Company will be distributed to a Participant or the estate of the Participant prior to the expiry of the Holding Period only upon:

(a) the date of the commencement of the Participant's retirement in accordance with the Company's normal retirement policy;
(b) the date of the commencement of the total disability of the Participant determined in accordance with the Company's normal disability policy; or
(c) the date of death of the Participant.

2.07 Termination of Employment

If a Participant shall cease to be employed by the Company or any of its subsidiaries for any reason or shall receive notice from the Company of the termination of the Participant's employment, or shall die while still a Participant of the Plan, the Participant shall be deemed to be no longer a Participant in the Plan and:

(a) any portion of the Participant's Contribution then held in trust for the Participant for that quarter shall be paid to the Participant or the estate of the Participant or successor, as the case may be; and

(b) any portion of the Company's contribution then held in trust for the Participant for the quarter when termination of employment occurs shall be paid to the Company.

2.08 Record Keeping

The Company shall maintain a register in which shall be recorded:

(i) the name and address of each Participant;

(ii) any Participant's Contributions; and

(iii) the number of Shares delivered to the Participant.

2.09 Necessary Approvals

The Plan shall be effective upon the approval of the shareholders of the Company and it is subject to the approval of The Toronto Stock Exchange.

If the Shares cannot be issued or delivered to any Participant for whatever reason, the obligation of the Company to issue such Shares shall terminate and any Participant's Contribution held in trust for the Participant for that quarter shall be returned to the Participant without interest.

2.10 Compliance with Laws

The obligations of the Company to sell shares and deliver share certificates under the Plan are subject to such compliance by the Company and the Participants as the Company deems necessary or advisable with all applicable corporate and securities laws, rules and regulations and any regulatory bodies having jurisdiction over the securities of the Company.

2.11 Transferability

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant, all benefits, rights and options shall only be exercised by the Participant.

2.12 Employment

Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or its subsidiaries, or interfere in any way with the right of the Company or its subsidiaries to terminate the Participant's employment at any time. Participation in the Plan by a Participant shall be voluntary.

2.13 No Further Rights

Nothing contained in the Plan shall give any Participant or any other person, any interest or title in or to any shares of the Company or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever other than as set forth in the Plan.

2.14 Rights of Participants

The Participants shall have no rights whatsoever as shareholders in respect of any of the Shares being purchased for a specific quarter (including without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering) other than the Shares which have been issued by the Company.

2.15 Shares

As used in the Plan, "Shares" means fully paid and non-assessable Common shares of the Company.

2.16 Third Party Offer

If at any time during the calendar year while the Plan is still is place, an offer to purchase all of the Common shares of the Company is made by a third party, the third party will honour the Plan of the Company to all the Participants of the Plan pursuant to clause 2.05.

2.17 Alterations in Shares

In the event of a stock dividend, subdivision, redivision, consolidation, share reclassification (other than pursuant to the Plan) amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like of or by the Company, the Board of Directors may make such adjustment, if any, to the Company's Contribution or to the Participant's Contribution, or both, to be granted to the Participant under this Plan as it shall deem appropriate to give proper effect to such event pursuant to Section 2.18. If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Company for those in another company is imminent, the Board of Directors, may, in a fair and equitable manner, determine the manner in which all unissued shares granted under the Plan for that quarter shall be treated. All determinations of the Board of Directors under this paragraph shall be full and final.

2.18 Administration and Amendment of the Plan

The Plan shall be administered by the Board of Directors. The Board of Directors shall be authorized to interpret the Plan and may from time to time, establish, amend or rescind rules and regulations required for carrying out the Plan. Any such interpretation of the Plan shall be final and conclusive. All administrative costs of the Plan shall be paid by the Company. The officers of the Company are authorized and directed to do all things and execute and deliver all instruments, undertakings and applications and writings as they in their absolute discretion consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan.

The Board of Directors reserves the right to amend, modify or terminate the Plan at any time if and when it is advisable in the absolute discretion of the Board of Directors. However, any amendment of the Plan which would:

(a) materially increase the benefits under the Plan;
(b) materially increase the number of Shares which would be issued under the Plan; or
(c) materially modify the requirements as to eligibility for participation in the Plan;

shall be effective only upon the approval of the shareholders of the Company. Any material amendment to any provision of the Plan shall be approved by any stock exchange or regulatory body having jurisdiction over the securities of the Company.

2.19 No Representations or Warranties

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

2.20 Interpretation

The Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia.

Exhibit "A"
DIRECTION AND SUBSCRIPTION

TO: Imperial Metals Corporation ("Imperial")

AND TO: Mount Polley Mining Corporation ("MPMC")

RE: SHARE PURCHASE PLAN CONTRIBUTION FOR THE PERIOD JANUARY 1, 200• TO DECEMBER 31, 200•

I hereby direct Imperial and MPMC in accordance with the Share Purchase Plan (the "Plan") of Imperial attached to the letter dated • to:

1. Deduct from the base salary during the period January 1, 200• to December 31, 200• the following *(not to exceed 5% of base salary):*

   ☐ $__________ on each payroll payment date (i.e. 15th and end of month).

   or

   ☐ an annual aggregate total of $__________ (to be spread out evenly over the payroll payment dates during the year).

   or

   ☐ the maximum allowable under the Plan (to be spread out evenly over the payroll payment dates during the year).

   for the purchase of Imperial Common shares in accordance with the Plan plus any and all income tax which may be payable in connection with such purchase.

2. Hold in trust, deliver and seal such Imperial Common shares issued to me and all rights with respect thereto in accordance with the Plan. Imperial may hold and deliver my shares electronically or in share certificate form.

I subscribe for that number of Imperial Common shares issuable to me pursuant to the above-noted direction in accordance with the Plan and acknowledge that the above direction and subscription are subject to the terms and conditions of the Plan and its terms are incorporated herein.

Date: ____________________

____
Name of Participant

Witness: ____________________

____
Signature of Participant


BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

ANNUAL REPORT

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
SECTION 51

Filed Date and Time: **January 27, 2005 03:51 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY

IMPERIAL METALS CORPORATION
200 580 HORNBY ST
VANCOUVER BC V6C 3B6
CANADA

INCORPORATION NUMBER
BC0638507

DATE OF RECOGNITION
December 06, 2001

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF RECOGNITION IN BC)
December 06, 2004

OFFICER INFORMATION AS AT December 06, 2004

Last Name, First Name, Middle Name:
BUDHAI, RIO
Office(s) Held: (Other Office(s))

Mailing Address:
11331 THORPE ROAD
RICHMOND, BC V6X1J5

Delivery Address:
11331 THORPE ROAD
RICHMOND, BC V6X1J5

Last Name, First Name, Middle Name:
DEEPWELL, ANDRE H.
Office(s) Held: (CFO, Secretary)

Mailing Address:
7505 KILREA PLACE
BURNABY, BC V5A3N8

Delivery Address:
7505 KILREA PLACE
BURNABY, BC V5A3N8

Last Name, First Name, Middle Name:
FINDLAY, KELLY
Office(s) Held: (Treasurer)

Mailing Address:
1800 LAYTON DRIVE
NORTH VANCOUVER, BC V7H1X9

Delivery Address:
1800 LAYTON DRIVE
NORTH VANCOUVER, BC V7H1X9

Last Name, First Name, Middle Name:
KYNOCH, J. BRIAN
Office(s) Held: (President)

Mailing Address:
2798 WEST 36TH AVENUE
VANCOUVER BC V6N2P8

Delivery Address:
2798 WEST 36TH AVENUE
VANCOUVER BC V6N2P8

Last Name, First Name, Middle Name:
LEBEL, PIERRE
Office(s) Held: (Chair)

Mailing Address:
629 VERONA PLACE
NORTH VANCOUVER BC V7N3A4

Delivery Address:
629 VERONA PLACE
NORTH VANCOUVER BC V7N3A4

Last Name, First Name, Middle Name:
MCANDLESS, PATRICK M.
Office(s) Held: (Vice President)

Mailing Address:
6640 JUNIPER DRIVE
RICHMOND, BC V7E4Z6

Delivery Address:
6640 JUNIPER DRIVE
RICHMOND, BC V7E4Z6

82-34714

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Imperial Metals Corporation
Symbol : III
Reporting Period: 03/01/2005 - 03/31/2005

Summary

Issued & Outstanding Opening Balance : 28,058,839 As at : 03/01/2005

Effect on Issued & Outstanding Securities

Stock Option Plan	24,800
Other Issuances and Cancellations	29,000

Issued & Outstanding Closing Balance : 28,112,639

Stock Option Plan

Stock Options Outstanding Opening Balance: 796,800 As at : 03/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/03/2005	N		6,800		
Filer's comment Exercise by Pat McAndless @ $0.50 per share.					
03/03/2005	N		5,000		
Filer's comment Exercise by Art Frye @ $0.50 per share.					
03/10/2005	N		5,000		
Filer's comment Exercise by Pat McAndless @ $0.50 per share.					
03/18/2005	N		4,000		
Filer's comment Exercise by Sheila Colwill @ $0.50 per share.					
03/23/2005	N		4,000		
Filer's comment Exercise by Pat McAndless @ $0.50 per share.					
Totals		0	24,800	0	0

Stock Options Outstanding Closing Balance: 772,000 As at : 03/31/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/15/2005	Warrants	15,000
Filer's comment Exercise of share purchase warrants at $5.50 per share.		
03/23/2005	Warrants	4,000
Filer's comment		

Exercise of share purchase warrants at $5.50 per share.

03/23/2005	Warrants	10,000

Filer's comment

Exercise of share purchase warrants at $5.50 per share.

Totals		29,000

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604-488-2659
Email:	riobudhai@imperialmetals.com
Submission Date:	04/01/2005 12:38:26
Last Updated:	04/01/2005 12:35:48

82-34714

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Imperial Metals Corporation
Symbol : III
Reporting Period: 02/01/2005 - 02/28/2005

Summary

Issued & Outstanding Opening Balance : 28,040,639 As at : 02/01/2005

Effect on Issued & Outstanding Securities

Stock Option Plan	8,200
Other Issuances and Cancellations	10,000

Issued & Outstanding Closing Balance : 28,058,839

Stock Option Plan

Stock Options Outstanding Opening Balance: **805,000** As at : 02/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
02/01/2005	N		2,000		
Filer's comment					
Exercise by Pat McAndless @ $0.50 per share.					
02/17/2005	N		5,000		
Filer's comment					
Exercise by Sheila Colwill @ $0.50 per share.					
02/25/2005	N		1,200		
Filer's comment					
Exercise by Pat McAndless @ $0.50 per share.					
Totals		0	8,200	0	0

Stock Options Outstanding Closing Balance: **796,800** As at : 02/28/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/28/2005	Private Placement	10,000
Filer's comment		
Exercise of share purchase warrants @ $5.50.		
Totals		10,000

Filed on behalf of the Issuer by:

Name: Rio Budhai
Phone: 604-488-2659

Email: riobudhai@imperialmetals.com

Submission Date: 03/04/2005 20:56:55

Last Updated: 03/04/2005 20:48:11

82-34714



Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports 2004 Financial Results

Vancouver (March 23, 2005) – Imperial Metals Corporation (III:TSX) reports 2004 net income of $3.6 million, compared net income of $1.8 million in 2003. Cash flow applied to operations was $3.8 million, compared to $2.4 million generated from operations in 2003. Higher metal prices increased the Company's share of income from Huckleberry to $8.1 million in 2004 compared to $5.7 million in 2003. Huckleberry's income in 2004 included a $7.4 million foreign exchange gain on long term debt compared to a gain of $11.3 million in 2003.

	Year Ended December 31, 2004	Year Ended December 31, 2003 *(restated)*
	(000's)	*(000's)*
Revenues	$1,125	$36,207
Operating (Loss) Income	$(4,443)	$2,100
Net Income	$3,640	$1,780
Basic Income Per Share	$0.14	$0.09
Diluted Income Per Share	$0.13	$0.08
Cash Flow (1)	$(3,832)	$2,413
Cash Flow Per Share (1)	$(0.15)	$0.12

Imperial Metals is an operating mining company based in Vancouver, British Columbia. For additional information on operations and exploration activities, visit the Company's website *www.imperialmetals.com* or contact:

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Andre Deepwell, Chief Financial Officer – 604.488.2666; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

(1) Cash Flow and Cash Flow per share are measures used by the Company to evaluate its performance, however they are not terms recognized under generally accepted accounting principles. Cash Flow is defined as cash flow from operations before net change in working capital balances and Cash Flow per Share is the same measure divided by the weighted average number of common shares outstanding during the period.

Form 51-102F3
Supplementary Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

Item 2 Date of Material Change

March 9, 2005

Item 3 News Release

March 9, 2005 – Vancouver, British Columbia

A news release was issued through CCN Matthews March 9, 2005 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial Metals Corporation announced the closing of a $20 million private placement of Convertible Debentures as previously announced on February 18, 2005.

Haywood Securities Inc. as lead agent, along with First Associates Investments Inc. and Raymond James Ltd. placed gross proceeds of $10 million Face Value of 6% Unsecured Convertible Debentures having a term of five years plus one day. Each $8.65 of Face Value is convertible into one common share of the Company at any time during the term. A 4% cash commission was paid.

Directors, Officers, Insiders and Employees of the Company and their associates or affiliates purchased, on a non brokered private placement basis, an additional $10 million Face Value of 6% Unsecured Convertible Debentures, on the same terms as the brokered private placement with the exception that the price of the Convertible Debentures was discounted 4% in place of commission being paid, resulting in the same net proceeds to the Company.

Item 5 Full Description of Material Change

Imperial Metals Corporation announced the closing of a $20 million private placement of Convertible Debentures as previously announced on February 18, 2005.

Haywood Securities Inc. as lead agent, along with First Associates Investments Inc. and Raymond James Ltd. placed gross proceeds of $10 million Face Value of 6% Unsecured Convertible Debentures having a term of five years plus one day. Each $8.65 of Face Value is convertible into one common share of the Company at any time during the term. A 4% cash commission was paid.

Directors, Officers, Insiders and Employees of the Company and their associates or affiliates purchased, on a non brokered private placement basis, an additional $10 million Face Value of 6% Unsecured Convertible Debentures, on the same terms as the brokered private placement with the exception that the price of the Convertible Debentures was discounted 4% in place of commission being paid, resulting in the same net proceeds to the Company.

The $19.1 million net proceeds will be used to complete the restart of operations at the Company's wholly owned Mount Polley open pit copper-gold mine near Williams Lake BC, as well as for further exploration and development of the Mount Polley property, repayment of the Company's line of credit facility and for general working capital purposes. The Company's $5 million line of credit facility was terminated upon its repayment in full.

The renovation to the Mount Polley mill is now substantially complete and the mill began processing ore on March 8, 2005.

OSC Rule 61-501 Disclosure

Related parties of the Company participated in this transaction as follows:

Name of Related Party or Associate	Principal Amount of Debentures Purchased	Percentage of Common Shares of the Company owned prior to the transaction	Percentage of Common Shares of the Company owned if Debentures converted in full
N. Murray Edwards	$9,000,000	36.93%	37.55%
J. Brian Kynoch	$100,000	0.63%	0.62%
Larry Moeller	$650,000	3.00%	3.02%
Barbara Deepwell	$100,000	0.16%	0.18%
Betty Lebel	$100,000	0.00%	0.04%
TOTAL	$9,950,000		

The transaction was approved by the disinterested director of the Company.

The Company is exempt from the requirement to obtain a formal valuation in respect of this transaction by section 5.5(2) of OSC Rule 61-501 and is exempt from the requirement to obtain minority approval of this transaction by section 5.7(2) of OSC Rule 61-501. As at January 31, 2005, the Company had 28,040,639 common shares issued and outstanding. The average closing price for the Company's shares during the 20 business days preceding January 31, 2005 was $7.76. This results in a market capitalization as at January 31, 2005 of $217,595,359. 25% of $217,595,359 is $54,398,840. As the interested parties are purchasing a maximum of $10,000,000 of the debentures, the fair market value of the transaction, insofar as it involves interested parties, is less than 25% of the market capitalization of the Company as at January 31, 2005.

Closing of these transactions occurred on March 9, 2005. This closing date was less than 21 days after the date of the original material change report filed with respect to this transaction was filed because all necessary approvals for this transaction were received by March 9, 2005 and the Company wished to complete the transaction as soon as possible after such approvals were obtained.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 14th day of March, 2005.

IMPERIAL METALS CORPORATION

Per: *"Andre H. Deepwell"*
Signature of authorized signatory

Andre H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

82-34714

RECEIVED
2005 APR 28 P 10:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 51-102F3
Supplementary Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

Item 2 Date of Material Change

February 18, 2005

Item 3 News Release

February 18, 2005 – Vancouver, British Columbia

A news release was issued through CCN Matthews February 18, 2005 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial Metals Corporation announced it has entered into a $10 million Convertible Debenture private placement agreement with Haywood Securities Inc. as lead agent. The offering is for $10 million Face Value of 6% Unsecured Convertible Debentures having a five year plus one day term. Each $8.65 of Face Value is convertible into one common share of Imperial at any time.

Concurrent with this financing certain Insiders, Directors, Officers and Employees of the Company will purchase, on a non brokered private placement basis, an additional $10 million Face Value of 6% Unsecured Convertible Debentures, on the same terms as the brokered private placement with the exception that the price of the Convertible Debentures will be discounted 4% in place of commission being paid, resulting in the same net proceeds to the Company.

Item 5 Full Description of Material Change

Imperial Metals Corporation announced it has entered into a $10 million Convertible Debenture private placement agreement with Haywood Securities Inc. as lead agent. The offering is for $10 million Face Value of 6% Unsecured Convertible Debentures having a five year plus one day term. Each $8.65 of Face Value is convertible into one common share of Imperial at any time.

Concurrent with this financing certain Insiders, Directors, Officers and Employees of the Company will purchase, on a non brokered private placement basis, an additional $10 million Face Value of 6% Unsecured Convertible Debentures, on the same terms as the brokered private placement with the exception that the price of the Convertible Debentures will be discounted 4% in place of commission being paid, resulting in the same net proceeds to the Company.

The net proceeds of the offering estimated at $19.1 million will be used to complete the restart of operations at the Company's wholly owned Mount Polley open pit copper-gold mine near Williams Lake BC, as well as for further exploration and development of the Mount Polley property and for general working capital purposes.

Closing of these transactions is scheduled for the week of March 4, 2005. The transactions are subject to the receipt of all necessary regulatory and stock exchange approvals.

OSC Rule 61-501 Disclosure

Related parties of the Company will be participating in this transaction as follows:

Name of Related Party or Associate	Principal Amount of Debentures being Purchased	Percentage of Common Shares of the Company owned prior to the transaction	Percentage of Common Shares of the Company owned if Debentures converted in full
Barbara Deepwell	$100,000	0.16%	0.18%
N. Murray Edwards and companies owned or controlled by Mr. Edwards	$9,000,000	36.93%	37.55%
Brian Kynoch	$100,000	0.63%	0.62%
Betty Lebel	$100,000	0.00%	0.04%
Larry Moeller and companies owned or controlled by Mr. Moeller	$650,000	3.00%	3.02%

The transaction will be approved by the disinterested director of the Company.

The Company is exempt from the requirement to obtain a formal valuation in respect of this transaction by section 5.5(2) of OSC Rule 61-501 and is exempt from the requirement to obtain minority approval of this transaction by section 5.7(2) of OSC Rule 61-501. As at January 31, 2005, the Company had 28,040,639 common shares issued and outstanding. The average closing price for the Company's shares during the 20 business days preceding January 31, 2005 was $7.76. This results in a market capitalization as at January 31, 2005 of $217,595,359. 25% of $217,595,359 is $54,398,840. As the interested parties are purchasing a maximum of $10,000,000 of the debentures, the fair market value of the transaction, insofar as it involves interested parties, is less than 25% of the market capitalization of the Company as at January 31, 2005.

Closing of these transactions is scheduled for the week of March 4, 2005. This closing date is less than 21 days after the date of this material change report because all necessary approvals for this transaction are expected to be received by March 4, 2005 and accordingly, the Company intends to complete the transaction as soon as possible after such approvals have been obtained.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 28th day of February, 2005.

IMPERIAL METALS CORPORATION

Per: *"Andre H. Deepwell"*
Signature of authorized signatory
Andre H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

82-34714


Imperial
Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

February 28, 2005

BY TSX SECURE FILE

Toronto Stock Exchange
The Exchange Tower
2 First Canadian Place
Toronto, ON
M5X 1J2

Attention: Greg Ferron, Manager, Listed Issuer Services

Dear Sirs:

Imperial Metals Corporation – Revised Notice of Private Placement

We refer to our Notice of Proposed Private Placement submitted on February 23, 2005 and February 25, 2005 and enclose a revised Notice setting out the final insider participation numbers – changes were made to the numbers allocated to Murray Edwards and Larry Moeller and the total percentage being issued to insiders.

Should you have any questions, please contact me.

Yours truly,

IMPERIAL METALS CORPORATION

"Andre Deepwell"

Andre Deepwell
CFO and Corporate Secretary
Direct Line: (604) 488-2666
E-Mail: andredeepwell@imperialmetals.com

Encl.

cc: Catalyst Corporate Finance Lawyers
Attention: Charlotte P. Bell

tsx notice

82-34714

FORM: 11 Company Name: Imperial Metals Corporation Stock Symbol: III

EXPEDITED FILING (as provided for in Section 607(c)): ☒

REGULAR FILING: ☐

1. Date of notice: February 23, 2005 **(Revised February 25, 2005 and February 28, 2005)**

2. Number of currently issued and outstanding securities of each class of securities of the issuer, excluding non-voting preferred securities: 28,047,639

3. Description of securities to be placed:

a) class: Convertible Debentures

b) number: $20,000,000 Principal Amount

c) subscription price: $19,600,000

d) market price and if applicable, date from binding agreement used to calculate market price (as defined in Section 601) [Please attach one copy of binding agreement]:
Haywood Securities Inc. letter dated February 18, 2005 attached

e) discount percentage to market price, if any:
Insiders, directors, officers and employees will be issued their debentures for consideration equal to the principal amount of the debentures being acquired, less a 4% discount

f) voting rights: N/A

g) if the securities are not of a listed class, summarize the provisions:
The Convertible Debentures will have a face value/principal amount of $20,000,000, will be unsecured, will bear interest at the rate of 6% and have a five year term, during which they are convertible into common shares of the Issuer at the rate of $8.65 per share. In respect of $10,000,000 of the Convertible Debentures, a 4% commission will be paid. The other $10,000,000 of the Convertible Debentures being issued to insiders and employees will be issued at a 4% discount from the face value/principal amount.

h) if convertible into another class of securities, the maximum number of securities issuable upon conversion:
2,312,139 common shares

i) description of any attached warrants (or options), including:

(i) number: N/A

(ii) exercise price: N/A

(ii) term to expiry: N/A

(iv) other significant terms: N/A

j) if the issuer is providing any financial assistance to any placee to facilitate the purchase, by way of loan, guaranty or otherwise, give particulars:
N/A

5. Are any there any issuances to insiders under the private placement? Yes
(For this purpose, "insider" has the same meaning as found in the *Securities Act* (Ontario) and also includes associates and affiliates of the insider; and "issuances to insiders" includes direct and indirect issuances to insiders, their associates and affiliated companies.)

6. If the answer to question 5 is yes:

a) total percentage of placement being issued to insiders: 49.8%

b) for each insider placee, state:

(i) the placee's name: N. Murray Edwards and companies owned or controlled by Mr. Edwards

(ii) current holdings of voting securities of the issuer (direct or indirect) in terms of number and percentage:

Directly and indirectly, Mr. Edwards beneficially owns 10,359,029 common shares of the Company (36.93%) of the current issued and outstanding common share capital of the Company.

(iii) the number of securities to be purchased by the insider under the private placement in terms of number and percentage :

Mr. Edwards - 1,040,462 common shares or 45% if debentures converted in full

(iv) holdings of voting securities of the issuer (direct or indirect) after the placement in terms of number and percentage:

Mr. Edwards - 11,399,491 common shares or 37.55% if debentures converted in full

c) for each insider placee, state:

(i) the placee's name: Larry Moeller and companies owned or controlled by Mr. Moeller

(ii) current holdings of voting securities of the issuer (direct or indirect) in terms of number and percentage:

Directly and indirectly, Mr. Moeller beneficially owns 841,184 common shares of the Company (3%) of the current issued and outstanding common share capital of the Company.

(iii) the number of securities to be purchased by the insider under the private placement in terms of number and percentage :

Mr. Moeller - 75,145 common shares or 3.25% if debentures converted in full

(iv) holdings of voting securities of the issuer (direct or indirect) after the placement in terms of number and percentage:

Mr. Moeller - 916,329 common shares or 3.02% if debentures converted in full

d) for each insider placee, state:

(i) the placee's name: Brian Kynoch

(ii) current holdings of voting securities of the issuer (direct or indirect) in terms of number and percentage:

Directly and indirectly, Mr. Kynoch beneficially owns 177,078 common shares of the Company (0.63%) of the current issued and outstanding common share capital of the Company

(iii) the number of securities to be purchased by the insider under the private placement in terms of number and percentage :

Mr. Kynoch - 11,561 common shares or 0.5% if debentures converted in full

(iv) holdings of voting securities of the issuer (direct or indirect) after the placement in terms of number and percentage:

Mr. Kynoch - 188,639 common shares or 0.62% if debentures converted in full

e) for each insider placee, state:

(i) the placee's name: Barbara Deepwell

(ii) current holdings of voting securities of the issuer (direct or indirect) in terms of number and percentage:

Directly and indirectly, Mrs. Deepwell beneficially owns 43,637 common shares of the Company (0.16%) of the current issued and outstanding common share capital of the Company

(iii) the number of securities to be purchased by the insider under the private placement in terms of number and percentage :

Mrs. Deepwell - 11,561 common shares or 0.5% if debentures converted in full

(iv) holdings of voting securities of the issuer (direct or indirect) after the placement in terms of number and percentage:

Mrs. Deepwell - 55,198 common shares or 0.18% if debentures converted in full

f) for each insider placee, state:

(i) the placee's name: Betty Lebel

(ii) current holdings of voting securities of the issuer (direct or indirect) in terms of number and percentage:

Directly and indirectly, Mrs. Lebel beneficially owns no common shares of the Company (0%) of the current issued and outstanding common share capital of the Company

(iii) the number of securities to be purchased by the insider under the private placement in terms of number and percentage :

Mrs. Lebel - 11,561 common shares or 0.5% if debentures converted in full

(iv) holdings of voting securities of the issuer (direct or indirect) after the placement in terms of number and percentage:

Mrs. Lebel - 11,561 common shares or 0.04% if debentures converted in full

7. Has the issuer completed any other private placements within the past six months where securities were issued or made issuable to insiders (include private placements that have been conditionally approved and/or currently contemplated)?

Yes

8. If the answer to 7 is yes, state:

a) (i) dates on which each private placement closed: October 21, 2004

(ii) number and class of listed securities issued or issuable under each placement:
1,325,000 common shares and 700,000 flow-through common shares

(iii) number and class of securities issued or issuable to insiders under each private placement:
425,000 common shares and 394,025 flow-through common shares

b) whether securityholders approved any of the private placements (including a blanket advanced approval) and, if so, identify which private placements were so approved:
N/A

9. Will the issuer obtain securityholder approval for this private placement? If the issuer is relying on an exemption from securityholder approval, please provide details.

No

10. What will be the use of proceeds?

Restart operations at the Issuer's Mount Polley mine, repayment of $5,000,000 on the Edco Capital Corporation line of credit, and general and administrative purposes.

11. Could the placement potentially result in a material affect in control? No

12. Any significant information regarding the proposed private placement not disclosed above: N/A

13. Is this private placement related to any other private placement completed in the last six months?

No

82-34714

RECEIVED

2005 [illegible] 28 P 10: 31

[illegible] OF INTERNATIONAL CORPORATE FINANCE



TSX

TORONTO Stock EXCHANGE

Greg Ferron
Manager
Listed Issuer Services
Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, Canada M5X 1J2
T (416) 947-4477
F (416) 947-4547
greg.ferron@tsx.com

March 3, 2005

VIA FAX AND MAIL

Andre Deepwell
Chief Financial Officer and
Corporate Secretary
Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
V6C 3B6

Dear Mr. Deepwell:

**Re: Imperial Metals Corporation (the "Company")
Proposed Private Placement of Convertible Debentures**

Reference is made to your letter dated February 28, 2005 advising Toronto Stock Exchange ("TSX") of the Company's proposed issuance of up to $20,000,000 aggregate principal amount of Convertible Debentures (the "Debentures"), the Debentures shall become due and payable in full one day after the fifth anniversary of the closing dated, at a conversion price of $8.65 per share. TSX understands that the proposed private placement is partially non-arm's length to the Company, with arm's length parties subscribing for up to $10,000,000 aggregate principal amount of Debentures, and a 4% commission will be paid, and non-arm's-length parties subscribing for up $10,000,000 aggregate principal amount of Debentures, at a 4% discount from the face value.

TSX has determined to accept notice of the proposed private placement, and has conditionally approved for listing up to an additional 2,312,139 common shares subject to the following conditions:

1) A Personal Information Form ("PIF") may be needed in respect of any placee that, following completion of the proposed private placement, would then beneficially own or control, directly or indirectly, more than 10% of the outstanding common shares of the Company. Please note that the private placement to any such placee may not be completed until the relevant PIFs have been received and cleared by TSX; and

2) Receipt of the following documentation on or before April 14, 2005:

   a) written confirmation: (i) of the date on which the transaction closed; (ii) of the exact number of securities issued or made issuable pursuant to the private placement; (iii) that no financial assistance or compensation has or will be provided to any placee under the private placement, directly or indirectly, that would have the effect of reducing the conversion price for the securities issued or made issuable pursuant to this transaction; (iv) that no voting trust or similar agreement has or will be entered into by any placee that has the effect of directing the manner in which the votes attaching to the securities issuable under the private placement may be voted following the private placement;

b) notarial or certified copy of the form of executed convertible debenture;

c) sample copy of each type of private placement subscription agreement;

d) opinion of counsel stating that the shares issued or made issuable under the private placement have been, or will be, when issued, fully paid and non-assessable shares of the Company; and

e) additional listing fee in the amount of $25,466 (inclusive of GST) comprised of a base charge of $1,000 plus an assessment of the Listing Capitalization of the shares to be listed by the company. The assessment of Listing Capitalization is at the rate of $1,200 for each $1,000,000, or part thereof, of Listing Capitalization over $1,000,000 (subject to a maximum fee of $125,000), plus 7% GST.

Listing Capitalization means the value of shares to be listed by the company and is calculated as: (i) the price per share of $8.64, multiplied by (ii) the number of shares to be listed, including any shares which have been authorized for issuance for a specific purpose.

Should you have any questions regarding the foregoing, please contact the undersigned.

Yours very truly,

TORONTO STOCK EXCHANGE



Greg Ferron

/mh

82-34714

CATALYST
Corporate Finance Lawyers

April 13, 2005

BY COURIER

Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, ON M5X 1J2

Attention: Greg Ferron

Dear Sirs:

Imperial Metals Corporation (the "Company")
Private Placement of Convertible Debentures

Further to your letter dated March 3, 2005 and email of March 4, 2005 in relation to the issuance of CDN$20,000,000 Principal Amount of convertible debentures of the Company on a private placement basis, we now enclose the following final documentation:

1. the Company's written confirmation;
2. a certified copy of the final Indenture between the Company and Computershare Trust Company of Canada, which includes as a schedule the form of the executed convertible debentures;
3. a copy of the form of private placement subscription agreement;
4. our legal opinion; and
5. the Company's cheque in the amount of $25,466 in full payment of the additional listing fee.

We trust you will find the enclosed to be in order. If you have any questions or require any additional information, please do not hesitate to contact us. Otherwise, we look forward to receiving your final acceptance of the above and enclosed in due course. Thank you for your assistance with this matter.

Yours very truly,

CATALYST



Charlotte P. Bell
Direct Line: (604) 443-7013
E-Mail: cbell@catalyst-law.com

CPB/smo
Encls.
cc: Imperial Metals Corporation
Attention: Andre Deepwell

Imperial Metals

82-34714

IMPERIAL METALS CORPORATION

Form of Proxy

ANNUAL AND SPECIAL MEETING (THE "MEETING") OF SHAREHOLDERS OF

IMPERIAL METALS CORPORATION (the "Company")

TO BE HELD AT: **300 - 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA**

ON: **MONDAY, MAY 16, 2005, AT 1:30 P.M. (PACIFIC TIME)**

The undersigned Shareholder ("Registered Shareholder") **of the Company hereby appoints,** J. Brian Kynoch, President of the Company, or failing this person, Andre H. Deepwell, Chief Financial Officer and Corporate Secretary of the Company, or in the place of the foregoing, ______________________ (*print the name*) as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting or any adjournment thereof.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

Resolutions (For full details of each item, please see the accompanying Notice of Meeting and Information Circular)

		For	Against
1.	To set the number of directors of the Company at four.	______	______
		For	**Withhold**
2.	To elect as Director, K. Peter Geib	______	______
3.	To elect as Director, J. Brian Kynoch	______	______
4.	To elect as Director, Pierre Lebel	______	______
5.	To elect as Director, Larry G.J. Moeller	______	______
6.	To appoint Deloitte & Touche, LLP as Auditors of the Company at a remuneration to be fixed by the Directors	______	______
		For	**Against**
7.	To consider and, if thought fit, to pass a special resolution approving the removal of the Pre-existing Company Provisions as defined in the *Business Corporations Act* (British Columbia), which special resolution is set out in the accompanying Information Circular.	______	______
8.	To consider and, if thought fit, to pass a special resolution approving an increase of the authorized share structure of the Company to an unlimited number of Common shares without par value, 50,000,000 First Preferred shares without par value and 50,000,000 Second Preferred shares without par value, which special resolution is set out in the accompanying Information Circular.	______	______
9.	To consider and, if thought fit, to pass a special resolution approving the adoption of new Articles for the Company, which special resolution is set out in the accompanying Information Circular.	______	______
10.	To consider, and if thought fit, to pass a resolution approving the Share Purchase Plan of the Company as described in the accompanying Information Circular.	______	______

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or attorney of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder intends to vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or other matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of ***Computershare Investor Services Inc.*** *by mail or by fax by 1:30 p.m. (Pacific time) on Thursday, May 12, 2005 or no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:*

Computershare Investor Services Inc.
Proxy Dept. 100 University Avenue 9th Floor
Toronto, Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

82-34714


Imperial
Metals

IMPERIAL METALS CORPORATION
(the "Company")

Request for Annual and Interim Financial Statements

National Instrument 51-102 requires the Company to send annually to the registered holders and beneficial owners of its securities ("Securityholders") a form to allow Securityholders to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A. If you wish to receive such mailings, please complete and return this form to:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1

Fax: Within North America: 1-866-249-7775
or Outside North America: (416) 263-9524

The undersigned Securityholder hereby elects to receive:

☐ Interim Financial Statements for the first, second and third quarters of 2005 and related MD&A

☐ Annual Financial Statements for the fiscal year ended December 31, 2005 and related MD&A

☐ BOTH – Interim Financial Statements and MD&A and the Annual Financial Statements and related MD&A.

Please note that a request form will be mailed each year and Securityholders must return such form each year to receive the documents indicated above.

Name: ______________________________

Address: ______________________________

____

Signature of Securityholder: ______________________________ Date: ______________

CUSIP: 452892102

SCRIP COMPANY CODE: IIRQ



Annual Information Form

March 17, 2005

TABLE OF CONTENTS

CORPORATE STRUCTURE

Name and Incorporation

Imperial Metals Corporation ("Imperial" or the "Company") was incorporated under the *Company Act* (British Columbia) on December 6, 2001 under the name IMI Imperial Metals Inc. The Company changed its name to Imperial Metals Corporation on April 10, 2002.

Imperial maintains its registered and executive office at 200 – 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6 – telephone: 604.669.8959; facsimile: 604.687.4030; email: info@imperialmetals.com; website: imperialmetals.com]

Intercorporate Relationships

	Jurisdiction of Incorporation	*% Voting Shares Owned by Imperial*
Mount Polley Mining Corporation	British Columbia	100%
Huckleberry Mines Ltd.	British Columbia	50%
Sterling Gold Mining Corporation	Delaware	100%

GENERAL DEVELOPMENT OF THE BUSINESS

History

In April 2002 IEI Energy Inc., formerly Imperial Metals Corporation ("Old Imperial"), was reorganized under a Plan of Arrangement (the "Plan") pursuant to the *Company Act* (British Columbia) and the *Companies' Creditors Arrangement Act* (Canada). The Plan was approved by the creditors and shareholders of Old Imperial on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002, and implemented in April 2002.

Under the Plan, Old Imperial divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of Old Imperial's existing oil and natural gas and investment assets were retained in Old Imperial, which was renamed IEI Energy Inc. (in February 2003 IEI Energy Inc. underwent an amalgamation and is now Rider Resources Ltd.). All of Old Imperial's mining assets including the name "Imperial Metals Corporation" were transferred to a new company that was renamed Imperial Metals Corporation and listed for trading on the Toronto Stock Exchange on April 25, 2002 under the symbol "III".

Imperial had no operations prior to January 1, 2002.

Imperial maintains a balanced approach to exploration and development of its mineral projects. The Company began 2003 with $1.2 million received from the sale of the Silvertip project in 2002. During 2003 Imperial completed three financings netting the treasury in excess of $12 million. A fully subscribed rights offering was completed in February raising net proceeds of $1,250,000 from the issuance of 3,942,353 common shares at $0.35 per common share. In August Imperial completed a fully subscribed non-brokered private placement raising net proceeds of $1,465,000 from the issuance of 3 million flow through common shares at $0.50 per common share. In December 2003 a $10.0 million bought deal private placement financing was completed, netting the treasury $9,287,000. A total of 2,353,000 units at $4.25 per unit were sold, each unit consisting of one common share and one half warrant. The proceeds were allocated for exploration at the Company's Mount Polley and Sterling properties, and for general working capital purposes.

On December 1, 2003 the management of the Huckleberry mine was transferred from Imperial to Huckleberry Mines Ltd. ("Huckleberry"), the joint venture company in which Imperial retains a 50% equity ownership. This restructuring allowed Imperial to deconsolidate Huckleberry's debt, significantly improving the Company's balance sheet. Imperial continues to have significant influence on Huckleberry, acting in an advisory capacity on mine business.

In 2004 the Company followed up on the 2003 exploration results at Mount Polley with extensive drilling at the Northeast Zone. By mid 2004 the higher copper price and expanding resources prompted the Company to prepare a technical report on the feasibility of reopening the Mount Polley mine. On the basis of this report the board approved restarting the mine as soon as possible and the balance of the year was focused on acquiring additional mobile mining equipment, refurbishing and preparing the mine and mill for restart, and building tailings dam as well as a road to access the new pit.

Throughout 2004, exploration activities continued to expand the resources at Mount Polley. In order to finance these expenditures the Company completed a bought deal financing and non brokered private placement in October 2004 raising net proceeds of $15.6 million, of which $6.3 million was in the form of flow through shares earmarked for further exploration at Mount Polley.

In March 2005 the Company completed a $20 million convertible debenture financing to support the restart of the Mount Polley mine. The mill began operations in early March with concentrate production expected to ramp up as the higher grade Wight pit ore is accessed commencing in July 2005.

Significant Acquisition and Dispositions

There were no significant corporate or property acquisitions or dispositions during 2004. However, the Company incurred a large portion of its capital expenditures in 2004 on the Mount Polley project for exploration and preparing the mine and mill for restart of operations.

Trends

Copper prices started to increase in the second half of 2003 and continued to rise to a nine year high of US$1.41 per pound in the first quarter of 2004. Subsequently, copper prices declined but averaged US$1.30 per pound in 2004. The copper price as of March 17, 2005 was US$1.55 per pound. The 2005 average copper price up to March 17 was US$1.47 per pound. Copper prices are expected to remain at levels above the 2004 average providing an increase in revenues. Gold prices continue to fluctuate in a range that is also markedly higher than at the end of 2003. Offsetting these trends to higher long term metal prices is an increase in the value of the CDN Dollar versus the US Dollar which has reduced the impact on revenues by some 20% since early 2003. The Company sells its production in US Dollars and therefore increases in the value of the CDN Dollar versus the US Dollar reduces revenue in CDN Dollars. However, the increase in the CDN Dollar benefits the Company as much of its and Huckleberry's long term debt is denominated in US Dollars.

Forward-Looking Statements

The information contained within this Annual Information Form is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of March 17, 2005. Except for statements of fact relating to the Company certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Risk Factors

The reader is cautioned that the following description of risks and uncertainties is not all inclusive as it pertains only to conditions known to management at the time of writing. There can be no guarantee or assurance that other factors will or will not adversely affect the Company.

Risks Inherent in the Mining and Metals Business
The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non productive for reasons that cannot be anticipated in advance. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. The Company's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

Commodity Price Fluctuations and Hedging
The results of the Company's operations are significantly affected by the market price of base metals, and gold which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Company's control, including levels of supply and demand for a broad range of industrial products, expectations with respect to the rate of inflation, the relative strength of the US Dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below the Company's cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue commercial production at any or all of its mines.

The objectives of any hedging programs that are in place are to reduce the risk of a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long term viability of the Company's business. However, there are risks associated with hedging programs including (among other things), an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counter-party risks and production interruption events. The Company's results of operations are also affected by fluctuations in the price of labour, electricity, fuel, steel, chemicals, blasting materials transportation and shipping and other cost components.

Competition for Mining Properties

Because the life of a mine is limited by its ore reserves, the Company is continually seeking to replace and expand its reserves through the exploration of its existing properties as well as through acquisitions of new properties or of interests in companies which own such properties. The Company encounters strong competition from other mining companies in connection with the acquisition of properties.

Sale of Products and Future Market Access

The Company is primarily a producer of concentrates. These must be processed into metal by independent smelters under concentrate sales agreement in order for the Company to be paid for its products. There can be no assurance or guarantee that the Company will be able to enter into concentrate sale agreements on terms that are favorable to the Company or at all. Access to the Company's markets is subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which the Company is aware that do, or could, materially affect the Company's access to certain markets, there can be no assurance that the Company's access to these markets will not be restricted in the future.

Mineral Reserves and Recovery Estimates

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral reserves in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The Company's reserves and resources are estimated by persons who are employees of the respective operating Company for each of our operations under the supervision of employees of the Company. These individuals are not "independent" for purposes of applicable securities legislation. The Company does not use outside sources to verify reserves or resources. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

Currency Fluctuations
The Company's operating results and cash flow are affected by changes in the CDN dollar exchange rate relative to the currencies of other countries, especially the US Dollar. Exchange rate movements can have a significant impact on results as a significant portion of the Company's operating costs are incurred in CDN Dollars and most revenues are earned in US Dollars. To reduce the exposure to currency fluctuations the Company may enter into limited foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on the Company. In addition, foreign exchange contracts expose the Company to the risk of default by the counterparties to such contracts, which could have a material adverse effect on the Company.

Interest Rate Risk
The Company's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage liquidity and capital requirements. The Company has incurred indebtedness that bears interest at fixed and floating rates, and may enter into interest rate swap agreements to manage interest rate risk associated with that debt. There can be no assurance that the Company will not be materially adversely affected by interest rate changes in the future, notwithstanding its possible use of interest rate swaps. In addition, the Company's possible use of interest rate swaps exposes it to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on the Company.

Financing
The amount of cash currently generated by the Company's operations is insufficient to fund projected levels of exploration and development activity and associated overhead costs. The Company is dependant upon the availability of debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.

Environment
Environmental legislation affects nearly all aspects of the Company's operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. The Company's historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. There can be no assurances that the Company will at all times be in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company's operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Aboriginal Title Claims
Recent Canadian jurisprudence puts in doubt the ability of mining companies to acquire within a reasonable time frame effective mineral titles in some parts of Canada, particularly British Columbia, in which aboriginal title is claimed. The risk of unforeseen aboriginal title claims also exists in foreign jurisdictions and also could affect existing operations as well as development projects and future acquisitions. The need for governments to consult with aboriginal peoples with respect to grants of mineral rights in the issuance or amendment of project authorizations may affect the Company's ability to expand or transfer existing operations or to develop new projects.

Foreign Activities
The Company operates in the United States and from time to time in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavorable political climate may make it difficult for the Company to obtain financing for projects in some countries.

Legal Proceedings
The nature of the Company's business may subject it to numerous regulatory investigations, claims, lawsuits and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

DESCRIPTION OF THE BUSINESS

General

Imperial is a Canadian mining company active in the acquisition, exploration, development, mining and production of base and precious metals.

The Mount Polley mine, which resumed operation on March 8, 2004 after being on care and maintenance since September 2001 due to low metals prices, produces copper-gold concentrates. The Company owns 50% of the shares of Huckleberry Mines Ltd., the owner of the Huckleberry copper-molybdenum open pit mine. The copper-gold concentrates and copper concentrates are shipped to smelters, typically in Asia for smelting and refining. Molybdenum is transported by land to buyers for export to Europe.

As at March 17, 2005 Imperial and its consolidated subsidiaries employed approximately 190 people.

Mount Polley Property and Mine

Property Overview: Description and Location

The wholly owned Mount Polley open pit copper-gold mine is Imperial's principal mineral property. It is owned by Mount Polley Mining Corporation ("MPMC"), a wholly owned subsidiary of Imperial. The property is located in central British Columbia, 56 kilometres northeast of Williams Lake. The property consists of 56 mineral claims, comprising approximately 18,910 hectares. This includes 2 mining leases, IMC 1 (483 hectares) and PM-8 (310 hectares).

Mount Polley is an alkalic porphyry copper gold deposit. The principal copper-bearing mineral is chalcopyrite but other copper minerals are present. The other minerals include bornite, malachite, chrysocolla, and azurite. Gold is present principally as inclusions in copper sulphide and as free liberated grains.

Following the completion of a feasibility study in 1996 all necessary mining permits were obtained for the construction and operation of the Mount Polley mine and construction of the 18,000 tonne per day Mount Polley mine and milling facility began in late May of 1996 and was completed in June of 1997. The plant start-up and commissioning took place in late June with the plant rising toward design capacity by the end of 1997. Reserves in the Cariboo pit were exhausted in September of 2001. Low metal prices at that time could not support the planned overburden stripping needed to get into the unoxidized ore in the Springer Pit and operations were suspended.

With the discovery of the Northeast Zone in August 2003, and the increase in metals prices, a new feasibility study was undertaken in the summer of 2004. This feasibility study was completed in July 2004 with an updated ore reserve statement and a new mining plan. This study confirmed the viability of restarting operations at Mount Polley mine. In October 2004, a mining permit amendment was granted to include mining of the Northeast Zone.

The *2004 Mount Polley Mine Feasibility Study* was based on a six and one quarter year mine life. This mine life schedule was updated in February 2005 to provide for a mine life of approximately six and three quarter years. This schedule provides delivery of 20,000 tonnes per day to the mill and required mining at rates of up to 110,000 tpd and milling of the low and high-grade stockpiles. A total of 44.2 million tonnes of ore and 114.7 million tonnes of waste will be mined from three open pits. Mining will begin in the Bell and Wight pits, and continue in the Springer pit in the middle of the second year. Conventional ore processing will occur in the existing mill that has been well looked after under care and maintenance since suspension of operations in 2001. Mine site personnel will total between 225 and 250 personnel during peak operations.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Mount Polley mine is located in south-central British Columbia, eight kilometres southwest of the village of Likely and 56 kilometres northeast of Williams Lake, on NTS Mapsheet 93A/12 at latitude 52° 33' N and longitude 121° 38' W. Road access from Williams Lake is 15 kilometers southeast on Highway 97 to 150 Mile House, 76 kilometres north on the Likely Highway to Morehead Lake, and then 12 kilometres east on the unpaved Bootjack Forest Access Road to the mine site. Other forestry and mining roads afford good access to most of the property. Travel time from Williams Lake is approximately 75 minutes.

The property sits near the eastern edge of the Fraser Plateau physiographic sub-division which is characterized by rolling topography and moderate relief. Elevations range from 920 metres at Polley Lake to 1,266 metres at the summit of Mount Polley.

Forest cover consists of Red Cedar, Douglas Fir and sub-alpine Fir, with lesser Black Cottonwood, Trembling Aspen and Paper Birch. Much of the area has been clear-cut by commercial logging. Mean monthly temperatures range from 13.7°C in July to –10.7° in January. Precipitation averages 755 mm with 300 mm falling as snow.

History

Although copper showings on Mount Polley were known for many years in this historic placer gold mining area, the first recorded exploration was in 1964. In 1982, E & B Explorations Inc. acquired a 100% interest in the property on its own behalf and that of Old Imperial and the Geomex Partnerships.

During the period between 1988 and 1990, Old Imperial conducted a comprehensive exploration program consisting of 238 core holes totaling 27,566 meters, the collection of six bulk samples from surface trenches totaling 130 tonnes, geological mapping and IP surveys. In 1990, a comprehensive feasibility study based on a 5 million tonne per year plant was completed by Wright Engineers Ltd. ("Wright Feasibility Study").

By 1994 Old Imperial had increased its interest in Mount Polley to 100%. Following a merger with Bethlehem Resources Corporation in 1995, Imperial completed an update of the Wright Feasibility Study. Financing was arranged with Sumitomo Corporation through a joint venture with SC Minerals Canada Ltd. that culminated in the formation of MPMC in April 1996.

In late May 1996, construction of an 18,000 tonne per day mine and milling facility began at the Mount Polley site. Construction of the Mount Polley mine was completed in June 1997. The estimated cost was $123.5 million and the construction time 17 months. The project was completed under budget and ahead of schedule costing $115 million and taking 12 months to complete. The plant start-up and commissioning took place in late June with the plant rising towards design capacity by the end of 1997. Completion under the terms of the Sumitomo Loan Agreement was achieved by December 9, 1997.

Mining continued until September of 2001, when operations were suspended due to low metal prices.

Effective December 2000, Old Imperial acquired Sumitomo's 47.5% interest in the Mount Polley mine for $4.5 million cash, increasing Old Imperial's interest to 100%. The transaction also involved the restructuring of the outstanding debt under the Sumitomo Loan Agreement which was converted to a $7 million non-recourse and non-interest bearing loan, repayable over a period of up to 10 years at a maximum rate each year of 10 monthly payments of $116,667 each, conditional on the Mount Polley mine continuing to operate. Following the acquisition of Sumitomo's interest in the Mount Polley mine, six conditional payments of $116,667 were made. The present balance owing on the $7 million non-recourse and non-interest bearing loan ("Sumitomo Debt") is $6.3 million. Pursuant to the Plan, the Sumitomo Debt was assumed by Imperial effective January 1, 2002. Concurrent with the transfer for the Sumitomo Debt, Imperial transferred its interest in the Mount Polley mine and related assets and liabilities to MPMC on the same date.

Geological Setting

Mount Polley is an alkalic porphyry copper-gold deposit. The deposit is hosted within the Polley Stock, a northwesterly, elongated stock approximately five kilometres long that occurs between Bootjack and Polley lakes. The stock is a multi-phase pluton with a composition ranging from diorite through monzonite to porphyritic monzonite.

The orebodies consist of volcanic and hydrothermal breccias as well as porphyritic dikes related to monzonitic intrusions. The core of the system consists of the Cariboo, Bell and Springer deposits, which are separated by the north-northwest striking Polley Fault. This fault separates mineralization into two sub-areas, the Central orebody and the West orebody. The Central area has been subdivided into the Cariboo, Bell, and C2/207 zones. The West area includes the South and Central Springer and the Springer North Extension zone.

The Northeast Zone, discovered in 2003, lies 1.5 kilometres to the northeast of the main deposits, near the northern boundary of the Polley Stock with the Nicola Group volcanics.

A smaller deposit east of the Cariboo pit, known as the Southeast zone, was identified in 2000-2001. Each zone has distinctive characteristics of mineralization, alteration, and oxidation which affect their milling and metallurgical response.

Exploration

The Mount Polley deposit was first discovered as a result of follow-up prospecting of an aero magnetic anomaly highlighted on a government aeromagnetic map sheet issued in 1963. Mastodon Highland Bell Mines Limited and Leitch Gold Mines first staked claims in 1964. In 1966 the two companies merged to form Cariboo-Bell Copper Mines Limited. The property was mapped, soil and geochemical surveys, and air-borne and ground-bases geophysical surveys were conducted. This was followed by bulldozer trenching and drilling.

In 1969 Teck Corporation assumed control of Cariboo-Bell. During the period from 1966 to 1972 at total of 18,341 metres of core drilling and 8,553 metres of percussion drilling was completed in 215 holes. In 1970 magnetic, seismic and induced polarization (IP) surveys were conducted. Teck continued to work the property in 1972, 1973 and 1975. In 1978, Highland Crow Resources, an affiliate of Teck, acquired control. In 1979 Teck completed six percussion holes for 354 metres.

In 1981 E&B Explorations Inc. optioned the property from Highland Crow and completed 1,746 metres of core drilling, 1,295 metres of rotary drilling, and soil geochemical and ground control surveys. In 1982 E&B acquired a 100% interest and continued to work the property with joint venture partners Geomex Partnerships and Imperial. From 1982 to 1987 E&B completed soil geochemistry, magnetic, VLF-EM and IP surveys, geological mapping, 3,585 metres of core drilling and 4,026 metres of reverse circulation drilling.

In 1987, Imperial Metals merged with Geomex Partnerships and purchased the remaining interest in the property from Homestake Canada and others. E&B had merged with Mascot Gold Mines that subsequently merged with Corona Corporation and finally became Homestake Canada. During the period between 1988 and 1990, Imperial Metals Corporation conducted a comprehensive exploration program consisting of 238 core holes totaling 27,566 metres, the collection of six bulk samples from surface trenches totaling 130 tonnes, geological mapping and IP surveys.

In 1990 Wright Engineers completed a positive feasibility study that incorporated new ore reserve calculations, metallurgical testing, geotechnical evaluations and environmental impact assessments.

In 1994 Gibraltar Mines Ltd., under an option agreement with Imperial, drilled seven core holes for 1,216 metres. Upon evaluation of the project, Gibraltar declined further participation. Following a merger with Bethlehem Resources Corporation in 1995, Imperial completed an in-house feasibility study. Financing was arranged with Sumitomo Corporation through a joint venture with SC Minerals Canada that culminated in the formation of MPMC in April 1996.

In 1995 MPMC drilled five core holes for 884 metres to be used for metallurgical test work. Eleven core holes for 1,773 metres tested on-site exploration targets outside the proposed pit limits, including the Kay Lake Basin area and the Road Zone. Seven rotary holes for 932 metres were drilled to source and monitor groundwater near the mill and between the pits and adjacent lakes. These holes were also logged and assayed. A soil geochemistry survey was conducted over a six line-kilometre grid.

In 1996, seven core holes for 992 metres were drilled in areas peripheral to the proposed pits, such as the Road Zone, the Northwest Zone and the S Zone. Lithogeochemical samples were collected from road cuts and new bedrock exposures.

In 1997, fifteen core holes for 1,614 metres were drilled to define the margins of the Cariboo pit and 17 percussion holes for 702 metres were drilled to provide better ore definition for mine planning. Surface and pit wall geological mapping east of and in the Cariboo pit were conducted concurrently. Three water well holes for 351 metres were drilled to provide source water for milling and mining operations. Rock chip samples from new road cuts were collected and analyzed.

During 1998, nine core holes for 1,993 metres were drilled within and along the margins of the Cariboo pit. These holes were designed to prove continuity of mineralization to depth, to determine the orientation of mineralization, to provide definition in under-drilled areas and to determine rock quality for pit design. Core from previously drilled holes within the Cariboo pit area was relogged and reinterpreted.

In 1999, thirty-three percussion holes for 1,385 metres and eighteen core holes for 4,067 metres were completed. The percussion holes tested for near-surface ore reserves southeast of the Cariboo pit. The core holes were drilled in the Bell Pit area to test for mineralization to the north and east and to depth, in the Cariboo pit to test high-grade mineralization at the south end of the pit, and to test targets south of the Cariboo pit that resulted in the discovery of the C2 Zone. Core from previously drilled holes within the Bell pit and Cariboo pit areas was relogged and reinterpreted. The surface geology of the Bell pit area was mapped.

In 2000, a total of 226 percussion holes for 10,653 metres and 26 core holes of 4,875 metres were completed. The areas that received work were the 207, Bell, C2, Cariboo, MP-071, Road, Rad, Southeast and Springer. This drilling was successful in defining previously discovered copper and gold mineralization in the C2 /207 and Southeast zones, and in discovering high-grade copper mineralization north of the proposed Springer pit.

In 2001 a total of 170 percussion holes for 9,421 metres and 41 core holes of 6,696 metres were completed. The areas that received work were the Bell, Cariboo, Springer, and North Springer Zone. This drilling was successful in discovering and defining new high-grade copper/gold mineralization in the North Springer Zone. The 2001 drilling also helped infill the gaps in the central and south Springer. A majority of the Springer drill cuttings from these zones were used for metallurgical test work. After the suspension of mining operations no new drilling was done until 2003.

In August 2003 Imperial discovered a new copper-gold zone by prospecting north of the Bell pit. The new discovery is approximately 1.5 kilometres northeast from the partially mined Bell pit. Trenching and drilling have revealed a hydrothermal breccia over a 450 metre strike length. The breccia is structurally well prepared and features an overprinting of potassic and carbonate alteration. It is distinguished from known breccia-hosted copper-gold deposits at Mount Polley by a higher copper to gold ratio, higher silver and bornite content, lower magnetite, as well as higher copper grade.

Drilling is still ongoing to determine the extent and geometry of this very promising new zone of high-grade mineralization. The exploration program is being conducted under the direction of Patrick McAndless, Vice President Exploration and Stephen Robertson, Senior Geologist.

A total of 18 new holes were also drilled in 2003/2004 in the Springer Zone. This new drilling concentrated on developing the deep part of the South Springer. The new drilling shows the existence of a much larger and higher-grade zone in this area. This new drill data was also incorporated into the new feasibility study.

The Bell Zone was also drilled in 2003/2004 with 30 new holes completed. This new drilling concentrated on defining the high grade core of the zone and incorporated into the new feasibility study.

Surface exploration in 2003/2004 included new trenching and geological mapping on the Mount Polley property. This new work showed that the property has a least five other good targets that need to followed up on. These include three areas in the north of the property, and three areas along the east side of Polley Lake.

Leach Testing

Imperial is conducting on going research designed to find leaching techniques that will economically leach the type of copper oxide mineralization found near surface on the Mount Polley Property. The work so far has been very successful in bench scale tests, and larger column testing continues. Initial testing of highly oxidized material from the Springer pit has shown up to 78% of the acid soluble copper can be recovered in about 110 days of leaching when it is crushed to half an inch. This compares to an expected acid soluble copper recovery of 11% if this material were treated in the existing flotation plant.

These preliminary results have prompted Imperial to reevaluate the oxide copper resources at Mount Polley, and also reassess some of the outside exploration targets that had been abandoned earlier due to their high oxide copper content. If these targets can be proven to have substantial size, they could be added to the already significant oxide copper mineralization defined in the Springer Zone.

Mineralization

There are four main phases of faulting in the Polley deposit. All are post mineralization, creating separate, mostly vertical, faulted blocks of copper/gold rich breccia. These structures form most of the in pit *ore type* boundaries.

Cariboo Pit

The Cariboo pit was mined out as of September of 2001. In general, high-grade feed from the Cariboo consisted of pink, potassically altered breccia. Clasts within the breccia are angular and of varying lithology, ranging from black, fine-grained volcanic to grey, porphyritic intrusive; the matrix is medium-grained plagioclase porphyry monzonite. Plagioclase phenocrysts in the matrix are strongly clay-altered and are texturally similar to those in the grey, unaltered plagioclase porphyry to the south of the pit. Veins and veinlets of calcite, epidote, actinolite and microcline, present throughout the breccia, and were more abundant in more strongly mineralized rock.

Magnetite content within the breccia matrix was found to be highly variable depending on location and correlated strongly with copper and gold grades. Very high-grade (Cu-Au) magnetite pipes occurred in the South and East Lobe zones; these pipes were mistaken as supergene mineralization in the early stages of exploration.

Copper mineralization occurred mostly as disseminated chalcopyrite. Minor chalcopyrite also occurred in fractures and veinlets. Minor bornite and trace quantities of covellite, chalcocite and digenite were present in more strongly altered rock. Copper oxides (true oxides, carbonates and silicates) were present in varying quantities throughout the pit. Malachite/azurite occurred as powdery fracture-fill. Chrysocolla occurred in fractures, veinlets, and as blebs, and was most abundant only in a structurally controlled zone in the center of the pit.

Bell Zone

The Bell pit is separated from the Cariboo by an unmineralized, fault-bounded, section of monzonite. Mineralization occurs as fine to coarse disseminated, and veined chalcopyrite. Other minor copper sulfides including bornite, chalcocite, covellite and digenite also occur. It has a low oxide to total copper ratio of 2% to 10 %. Chrysocolla is rare to absent. Most of the higher grade mineralization occurs along the west wall diorite contact. This higher grade mineralization dips steeply to the east, and was, at the completion of mining in 2001, exposed on the 1120 bench floor.

Pyrite occurs (0.5% to 2%) along fractures in the north/central area of the pit, where the breccia is adjacent to a small block of fault bounded volcanic andesite. This elevated pyrite affected the concentrate grade during mining in 2001. The addition of lime to the mill floatation circuit was helpful in controlling this concentrate problem. The occurrence of this pyrite dropped significantly on the 1130 and 1120 benches of the Bell, and is assumed to no longer pose a problem. The waste rock in the Bell pit is composed of approximately 50% diorite, 25% monzonite/plagioclase porphyry monzonite, 20% volcanic and 5% green AP dyke.

The Bell Pit was mined to the 1120 bench at the time of closure in September of 2001. The 1130 bench yielded 129,000 tonnes at 0.50% Cu, 0.40 g/t Au at 5.0% Cu oxide ratio, and the 1120 bench yielded 47,000 tonnes at 0.87% Cu, 0.62 g/t Au at 3.5% oxide ratio. The ore/waste contact along the west wall diorite was well modeled, but the high-grade zone below the existing 1120 bench needed more drilling.

Springer Pit

A 73,000 tonne sample of highly oxidized copper mineralization was mined and test milled from the 1170/60 elevation of the Upper South Springer in September 2001. This sample was used to test the recovery and milling characteristics of this type of high copper oxide mineralization using the existing mill. The sample had a head grade of 0.37% Cu and 0.58g/t Au with a 70% copper oxide ratio. The recovery of copper from this test was only 16.4% however, the gold recovery was 67.3% showing that gold recovery is largely independent from the oxide copper content. [note: copper oxide ratio = copper oxide assay in % / total copper assay in %]

In general, high-grade feed from the Springer pit will consist of pink, potassically altered breccia similar to the Cariboo. Clasts within the breccia are angular and of varying lithology, ranging from black, fine-grained volcanic, to grey porphyritic intrusive. The matrix is composed of medium-grained plagioclase porphyry monzonite. Plagioclase phenocrysts in the matrix are strongly clay-altered, and are texturally similar to those in the grey, unaltered plagioclase porphyry to the south of the pit. Veins and veinlets of calcite, epidote, actinolite and microcline, present throughout the breccia, and are more abundant in strongly mineralized areas.

Magnetite content within the breccia matrix will also be similar to the Cariboo ore, which was found to be highly variable depending on location and correlated strongly with copper and gold grades. The high-grade (Cu-Au) magnetite pipes that occurred in the South and East Lobe zones of the Cariboo do not seem, from studying the drill core, to be present in the Springer. However, these pipes were never originally identified in the Cariboo pit, so they may be present in the Springer.

Copper mineralization occurs mostly as disseminated veined and blebbed chalcopyrite. Minor bornite and trace quantities of covellite, chalcocite and digenite are also present. Copper oxides (true oxides, carbonates and silicates) are present in varying quantities throughout the pit, depending on the zone. Malachite/azurite occurred as powdery fracture-fill. Chrysocolla occurs in fractures and veinlets and as blebs to 2 cm and will only be abundant in the upper part of the South Springer.

Ore in the Springer pit can be divided into four distinct zones: Upper South Springer; Lower (Deep) South Springer; Central Springer; and the Springer North Extension.

The *Upper South Springer* ore has a moderate to very high, oxide copper to total copper ratio of 20 to 70%. The test run of this ore, in October 2001, found it to be soft and easy to mill. Total copper mineralization will be comprised of 10 to 30% Chrysocolla, with azurite and malachite making up most of the rest of the oxide copper content. The sulphide portion of the ore consists mostly of fine-grained chalcopyrite. Ore control in this zone will be highly sensitive to metal prices and milling procedures. The ore will have a moderate magnetite content.

The *Lower (Deep) South Springer* is separated from the Upper zone by a series shallow east-dipping faults. This ore has a low copper oxide content, 3 to15%, with Chrysocolla rare to absent. The ore will be moderately hard, similar to the South Cariboo. The copper mineralization will consist mostly of fine to medium grained disseminated chalcopyrite, with rare veinlets and blebs of chalcopyrite. Like all other high grade zones in the Polley deposit minor quantities of bornite, chalcocite, covellite and digenite also occur. New drilling in this zone in 2004 has shown it to be a much larger zone and at a higher copper grade than previously thought. Drilling in this area is still on going.

The *Central Springer* zone has high grade core fault bounded on the east and west by two steeply deeply structures. Low-grade mineralization exists on both sides, away from the zone. Copper mineralization consists mostly of fine to medium grained chalcopyrite. The ore will be moderately hard similar to the ore mined in the lower South Cariboo in 2001. The zone has a typical copper oxide ratio of 5 to 25%. Chrysocolla is rare to absent in the core.

The *Springer North Extension* ore is typically hard and silicified, with similar milling characteristics as the Bell pit ore. The high grade core of this zone has a fine grained grey brecciated matrix. The copper mineralization consist of fine grained chalcopyrite, with minor bornite, other copper sulfides are rare. Due to surface weathering the top 10 to 30 meters has a high copper oxide (30 to 50%), mostly malachite. Below 30 metres the zone has a low oxide to total copper ratio of 2 to 10 %. Like the Central zone, this high grade core is fault bounded on the east and west by two steeply deeply structures. Low-grade mineralization exists on both sides, away from the zone. Chrysocolla is rare to absent below 30 metres.

The waste rock in the Springer pit is composed of approximately 55% monzonite/plagioclase porphyry monzonite, 40% diorite, and 5% green AP dyke.

C2 Zone

The C2 zone is located 60 metres south of the Cariboo pit. The old Cariboo pit access ramp runs over the deposit. The 207 zone is east of the C2 zone, a small block of unmineralized intrusive separates the two deposits. The C2 Mineralization is hosted within potassically-altered, magnetite rich, monzonitic breccia. Non-sulphide copper mineralization consists of 40 to 60% chrysocolla, with azurite and malachite making up the rest of the oxide copper content. The sulphide portion of the ore consists mostly of fine-grained chalcopyrite. It forms a discontinuous thin body, running along strike with the Polley Fault, with the same easterly dip. This body is limited to the north by the C2 fault and by a similarly tending unnamed fault to the south. Oxidation is very strong near surface and adjacent to the Polley Fault. This high over all copper oxide ratio has made this zone uneconomic. The 207 zone is separated from the C2 by several blocks of unmineralized porphyritic monzonite. The mineralization is similar to the C2 zone, but the ore body is much less continuous and is faulted into a series of thin east dipping strips. The waste rock in the C2/207 zone is composed of approximately 60% monzonite/plagioclase porphyry monzonite, 35% poorly mineralized intrusive breccia, and 5% green AP dyke.

Southeast Zone

The Southeast zone is located 1.4 kilometres southeast of the Cariboo pit. Like the Springer North Extension zone, it has a high grade core bounded on the east and west by faults. The high grade core consists of grey, intensely silicified, non-oxidized, magnetite rich, breccia. White quartz-calcite serves as significant interclast cement, with the intensely altered areas of breccia overprinted by strong clear quartz stockwork. Copper mineralization occurs mostly as fine disseminated chalcopyrite. Mineralization also occurs in intensely potassically altered and silicified plagioclase porphyry dykes, near or within wider breccia bodies. East of the high grade core, a zone of gold-only mineralization occurs in a dark magnetite breccia. The gold in this zone is associated with finely disseminated pyrite. In general, the degree of oxidation, in the Southeast zone drops off sharply after 15 to 20 metres. Most contacts between units are sharp and faulted. The waste rock in the Southeast zone is composed of approximately 95% green/grey monzonite/plagioclase porphyry monzonite, and 5% green AP dyke.

Northeast Zone

Northeast Zone ore is distinctly higher grade, and consists of coarser grained copper sulfides than the Cariboo, Bell or Springer ores. The average copper grade in this zone is 0.8 to 1.0%, which is approximately three times higher than the other zones.

Heterolithic volcanic breccia is the dominant host rock, with subordinate plagioclase porphyry dikes. Mineralization occurs in hydrothermally brecciated and moderately altered rocks. Ore-waste contacts are relatively sharp in the east, and more gradational in the west.

Alteration is less texturally destructive than in the core of the Mount Polley system. Potassic alteration is the most characteristic and widespread but the intensity varies and does not necessarily correlate with copper-gold grades; secondary magnetite observed as minor blebs and veinlets does not correlate with mineralization. Calcite veining is universally present in mineralized and unmineralized rocks, in addition to a strong, finely disseminated carbonate overprint. Very minor clay alteration is restricted to fractured or sheared albite veins. A 'gypsum-line' was noted in several drill holes, marking the appearance of veins of clear grey gypsum, outside the mineralized zone.

Chalcopyrite is the dominant copper mineral and as well as being generally disseminated and blebby, it fills veins ranging from mm-scale veinlets and hairline fractures to a few centimetres thick, all typically associated with zones of mild to intense crackle brecciation. The higher copper assays obtained from drill core (5%+ Cu) are primarily due to the presence of the larger veins, which can be several centimetres thick. Intrusion breccia is the dominant host rock and strong concentrations of copper sulfides are common at the internal inclusion contacts. Bornite frequently accompanies chalcopyrite as a fine rim, and locally completely replaces it. Rarely is it the dominant sulphide. Copper minerals in the pre-mineral porphyritic dikes are disseminated or fracture-controlled. If pyrite is present in the high grade rocks it is very fine grained, disseminated and overwhelmed by chalcopyrite. Native copper has been observed as small blebs but is rare.

Mineralized breccia near the surface in the Northeast Zone is moderately to strongly oxidized for up to 10 metres, marked by malachite and azurite on rusty fracture surfaces. Generally, however, surface weathering is not deep, and the contribution of oxidized material to the ore is expected to be small.

The margins of the main mineralized zone are sharp and structurally controlled. Outside of the zone and to the west, the intrusive grades to a variably pyritic, prophylitic shell. These prophylitic rocks are expected to characterize most of the Northeast Zone waste material. Primary rock types are similar to the intrusion breccia, plagioclase porphyry dikes and monzonite observed in the main body; the latter two will probably prove to be predominant. Potassic and calcareous alteration decrease in intensity and a dark green, chloritic-pyritic overprint becomes dominant. Where pyrite is found it is disseminated and fine-grained, and does not exceed 1% to 2% by visual estimate. The change in mineralogy is most pronounced in hydrothermal breccias due to greater hydrothermal fluid penetration. Sporadic chalcopyrite occurs for some distance from the main zone as isolated veinlets or small blebs.

Drilling

The Mount Polley claims have been drilled since 1966 and as of January 2005 a total of 1,441 drill holes have been drilled on the Mount Polley property. New drilling in the Springer and Northeast zones is planned for the rest of 2005.

Drill core from exploration drilling (1981 to 2005) is stored on site, in covered core racks. Most of the early drill core from 1966 to 1980 was lost due to vandalism.

All core samples from 1981 onwards were collected and stored in wooden boxes. The average core size was NQ2. Each core box holds approximately four metres.

The core was logged geotechnically and geologically. Sample intervals are marked off and the core was submitted for cutting. The core was split and one half is sent for analysis and the other half is retained as a geological record or for future test work.

Sampling, Analysis and Security of Samples

Mount Polley core was, in most cases, sampled in their entirety. The usual sample length was 1 to 2.5 metres, visually unmineralized zones were often sampled at 3 to 5 metres.

The industry standard methods of taking duplicate samples were followed in all recent drilling programs for quality control. The core was first logged geotechnically and geologically, then samples were cut in half with a rock saw. One half of the core was sent for assaying and the other half stored on the property for future reference. The core library is located on the mine site near the administration building. A new core logging facility was built on site in 2003.

All drill core from recent programs (post 1980) were assayed for gold, total copper, copper oxide, silver, and iron. Much of the pre-1980 core was assayed only for total copper. Over the life of the mine, exploration samples were assayed at a number of British Columbia labs.

During the last two years of the mine operations, approximately 75% of the core samples were prepared and analyzed by the on-site Mount Polley mine (MTP) laboratory; the remaining 25% of the core was prepared and analyzed by either Bondar Clegg (Vancouver, BC), ALS Chemex (North Vancouver, BC), International Metallurgical and Environmental (Kelowna, BC) or R&T Metallurgical Services (Kamloops, BC). All core from the 2003/04 program was assayed at Acme Analytical Laboratories Ltd. in Vancouver.

The quality of assay results was rigorously tested both internally and externally. The MTP laboratory included a standard; a blank and a duplicate sample in each analytical run with a minimum of 10% of all samples submitted to external laboratories for check analyses. Additionally, 5-10% of core samples were submitted as blind duplicates.

Original assay certificates and drill logs are stored on site at the Mount Polley mine. Additionally, a complete report on each year's exploration program was submitted to the BC Ministry of Mines as part of the Annual Property Assessment Report.

Mineral Resource and Mineral Reserve Estimates

The following reserve and resource estimates were completed in February of 2005, using all the new drilling information collected up to the end of December 2004. The updated estimates were calculated based on the parameters included in the August 2004 Mount Polley Feasibility study. This report is available on line at www.sedar.com.

Mount Polley Proven and Probable Reserves

Pit	Tonnes Ore	Tonnes Waste	Tcu	Ratio	AuGm	AgGm
Wight	9,144,529	33,438,345	0.877		0.286	6.442
Bell	9,784,689	19,606,929	0.264		0.297	n/a*
Springer	25,308,742	61,638,597	0.367	0.209	0.314	n/a*
Total	44,237,960	114,683,871	0.450	0.120	0.304	1.332

Mount Polley Reserves, Contained Metal

Pit	Tonnes Ore	Copper (lbs)	Gold (oz)	Silver (oz)
Wight	9,144,529	176803451	84085	1893969
Bell	9,784,689	56948299	93432	n/a*
Springer	25,308,742	204770045	255500	n/a*
Total	44,237,960	438,521,795	433,017	1,893,969

Resource By Zone Excluding Pit Reserves (February 2005)

Zone	Tonnes	Copper Equivalent	Copper %	Gold g/t	Silver g/t
Northeast					
Measured/Indicated	15,685,010	0.783	0.611	0.193	4.405
Measured	14,297,702	0.779	0.609	0.190	4.384
Indicated	1,387,308	0.830	0.636	0.221	4.616
Inferred	1,835,195	0.773	0.600	0.197	4.160
Bell					
Measured/Indicated	10,538,533	0.416	0.232	0.234	n/a*
Measured	9,562,373	0.420	0.233	0.238	n/a*
Indicated	976,160	0.376	0.227	0.190	n/a*
Inferred	828,312	0.372	0.236	0.174	n/a*
Springer					
Measured/Indicated	32,898,884	0.545	0.333	0.271	n/a*
Measured	20,033,640	0.554	0.342	0.270	n/a*
Indicated	12,865,244	0.531	0.318	0.272	n/a*
Inferred	23,055,896	0.519	0.282	0.302	n/a*
C2					
Measured/Indicated	5,891,159	0.475	0.236	0.304	n/a*
Inferred	1,448,995	0.450	0.223	0.288	n/a*
Southeast					
Measured/Indicated	3,526,906	0.512	0.215	0.377	n/a*
Inferred	1,144,869	0.479	0.226	0.323	n/a*
Total Resource					
Measured/Indicated	68,540,492	0.572	0.367	0.256	n/a*
Inferred	28,313,267	0.526	0.296	0.292	n/a*

* Silver values are only economically significant in the Wight Pit

Mineral Resource and Mineral Reserve Methodology

The economic mineral reserves and resources at Mount Polley mine were calculated as follows:

- A 3D block model was constructed using Minesight Mining Software.
- The property was zoned based on geological zones, the blocks and drill holes were then coded to reflect the zones.
- The Dill holes were composited to 5 metre down the hole composites.
- Mineralized zones were identified within the geological zones, by kriging an indicator to identify the blocks that have a high probability of having greater than a 0.15 copper grade.
- The drill hole composites were then coded to match the indicator codes in the block model.
- Outlier grades were capped using standard statistical methods.
- SAGE 2001 software was use to generate variograms for Cu, Au, Ag and Fe in each zone.
- Grades were Kriged into the block model, using zone and indicator matching.
- An oxide ratio number for each block was interpolated using an ID3 method, with zone and indicator matching. The oxide ratio number is used in the mill recovery formula.
- The mill recoverable grades were calculated using formulas based on historic recoveries as well as on and off site metallurgical test work.
- A dollar value was calculated for each block based on a copper price (US$1.10/lb), gold price (US$400.00/oz), silver price (US$6.00/oz.), US/Can Exchange Rate ($0.75), along with mining, shipping and smelting costs.
- Lerchs-Grossman pit optimization software was used to identify economic pit shells based on the above economic parameters.
- Pit designs were created using the economic pit shells and recommended design parameters from Golder Geotechnical Consultants of Vancouver.
- Resource values were identified by summing all block that fall outside of the economic pit and having a block grade greater than 0.30 copper equivalent. The copper equivalent was calculated using relative recovery and metal price for copper, gold and silver. The resources were classified as inferred, indicated and measured based on the following three items; minimum number of drill holes used in the estimate, minimum number of composites, and the maximum distance to the nearest composite.

Resource Classification Parameters

Classification	Minimum # of drill holes used for estimate	Minimum # of composites	Max distance to nearest composite
Inferred	1	3	60m
Indicated	2	3	50m
Measured	3	5	25m

Resource Values are Based on a 0.3 Copper Equivalent Cut-off

Zone	Copper Equivalent Calculation by Zone:
Northeast	EqCu = Copper + Gold / 1.44 + Silver / 116
Bell	EqCu = Copper + Gold / 1.27
Springer	EqCu = Copper + Gold / 1.27
C2	EqCu = Copper + Gold / 1.27
Southeast	EqCu = Copper + Gold / 1.27

These reserves were calculated under the supervision of Greg Gillstrom, P.Eng, designated as the Qualified Person for this purpose. Technical assistance was provided by Art Frye, Manager of Project Development, Imperial Metals Corporation.

Mining Operations

Mining operations were suspended in September 2001. Prior to the suspension, 55.0 million tonnes of material were mined from the Cariboo and Bell pits, yielding 27.7 million tonnes of ore grading 0.56 g/t gold and 0.33% copper. The mine continued to segregate low-grade material in response to low metal prices. Low-grade material was defined as that which is uneconomic at current metal prices, but would be economic at the Wright Feasibility Study metal prices. At the time of suspension of operations, 2.7 million tonnes of low-grade material grading 0.22% copper and 0.31 g/t gold was stockpiled near the crusher. During the mine life a high grade stock pile was used to store production during mill down times. At the time of suspension of operations 208,000 tonnes of material grading 0.29% copper and 0.42g/t gold was still left in this stock pile. This 'high grade' stock pile is located across from the crusher.

Past production has been exclusively from open pit mining methods, exploiting two of the four main deposits, the Cariboo and Bell pits. Waste rock was stored in three rock disposal sites; East, North and North Cariboo Backfill. Ledcor Industries Ltd. mined under contract until November 1997, when MPMC assumed operations.

The Cariboo pit, now mined out, was mined from the 1,220 metres to the 1,030 metre benches. The ore reserves were exhausted in September 2001. Waste was hauled to the east rock disposal site and north Cariboo backfill.

The Bell pit was mined on a continuous basis from fall 2000 to suspension of operations in September 2001. Waste was disposed in the north rock disposal site and north Cariboo backfill.

The Springer pit was pioneered in summer 2001. Accesses were built to the starter benches and a 73,000 tonne oxide copper bulk sample was removed for milling and metallurgical recovery tests. Haul road construction included access to the Cariboo pit highwall and the north Cariboo backfill, access to a soil stockpile pad south of the designed Springer pit highwall and an ore haul road to the primary crusher.

Soil that was stripped from the disturbed areas was stored in three major stockpiles located above the East Rock Disposal Site, near the High Grade Stockpile and adjacent to the concentrator.

The new 2004 Mount Polley Mine Feasibility Study confirmed the viability of restarting operations at Mount Polley mine. The Study was originally based on a six and one quarter year mine life, this has now been extended to six and three quarters with the new reserve statement and mine schedule. The updated schedule calls for 44.2 million tonnes of ore and 114.7 million tonnes of waste will be mined from three pits. Mining will begin in the Bell and Wight pits, and then continue in the Springer pit in the middle of the second year. Conventional ore processing will occur in the existing mill that has been well looked after under care and maintenance since suspension of operations in 2001. Mine site personnel will total between 225 and 250 personnel during peak operations.

Mining Method

Past mining was all from open pits, the design included the use of a base fleet of equipment and the utilization of a contractor to make up stripping shortfalls. Contract mining was utilized for the period June 1 to November 14, 1997, after which Mount Polley used its own equipment and manpower for all mining. Mining operations were suspended in September of 2001, with a total of 55.0 million tonnes of material mined from the Cariboo and Bell pits, of which 27.7 million tonnes were ore.

The new 2004 mine plan includes a change to a 12-metre bench height in all pits, rather than the previous ten metre bench height, as a compromise of ore grade control, blast energy distribution using 9 7/8 inch blast holes and muck pile height using P&H 2100 shovels. Ramps have been designed to accommodate double lane haulage traffic using Caterpillar 777 and Caterpillar 785C trucks The primary crusher pocket has capacity to accept material from a 150 tonne truck.

Mine operating costs were estimated for pre-production through to the end of current mine life in year seven. As expected, unit costs are high during pre-production due to the small amount of tonnes mined and comparatively high equipment hours for opening up the Bell and Wight pits for future mining activities. Unit mine operating costs during year one are elevated, principally due to the ramp-up of operations and resulting lower total tonnes mined. In addition, approximately 1.4 million tonnes of previously stockpiled ore is rehandled during quarters one and two.

From the third quarter of year one through the second quarter of year four, peak production rates are maintained with resulting lower unit costs. From the second half of year five through the end of mine life the overburden stripping has "caught up" with ore stripping resulting in a low strip ratio. Unit mining rates will be somewhat elevated (though total mining dollars spent will be considerably lower) due to longer hauls and higher fixed unit costs. During the first quarter of year seven, approximately 380,000 tonnes of stockpiled ore will be rehandled in addition to other mining costs for an elevated unit cost.

Equipment and supply operating costs used in the Feasibility study was based on data as available from Mount Polley's previous and current operating experience and adjusted for increased fuel prices, power rates and supply prices for parts and consumables. Unit costs for other equipment were obtained from equipment suppliers.

Unit Mine Operating Costs Per Total Tonne Mined by Period

Year	Prep	1	2	3	4	5	6	7
Tonnes X 1000	573	25,705	28,811	28,742	28,525	20,269	8,293	1,365
$/tonne	$4.22	$1.18	$1.11	$1.04	$1.00	$1.14	$1.76	$2.40

Milling and Metallurgical Process

Mill performance after start-up is expected to be more varied than that seen in the past. The average mill feed grade from the new Wight Pit runs 0.87% copper and 0.29 gm/t gold, with little or no oxide copper content. The Springer Pit has more traditional feed grades, at 0.36% copper and 0.31 g/t gold, and variable oxide copper content. Bell Pit ore has the lowest heads, at 0.26% copper and 0.30 g/t gold. Spot production from any of these sources can be significantly above or below these averages. Recovery will range from traditional levels for some of the Springer Pit ore up to 89.9% copper and 90.1% gold for Wight Pit ore. In order to handle the range of feed without negatively affecting mine planning, the mill equipment is being reconfigured and supplemented to be able to handle copper heads of up to 1.0% copper at a target throughput of 20,000 tonnes per day. This includes expansion of the flotation and concentrate dewatering areas in the mill.

Given the replacement of the Cariboo pit with the Springer pit as the major source of mill feed, together with the much higher "oxide" content of the upper benches of the Springer pit, the metallurgy after start-up can be expected to differ somewhat from that seen in the past, but continue to vary with the "oxide" content. Conversely, metallurgy for the Bell and Northeast zone pits ore will not be as variable as their copper oxide content is very low. Adjustments will be made for the high copper grade in Northeast Zone. Target concentrate grade will remain unchanged at 25-26%.

Production Forecast

Production forecasts for the Mount Polley mine are based on the new mineral reserve, recalculated in February of 2005. The 2004 Feasibility Report production schedule has been adjusted to reflect the new reserve statement.

Mount Polley Production Schedule (updated February 15, 2005)

Period	Waste (t)	Ore (t)	Total Pit (t)	Tcu (%)	AuGm (g/t)
Pre Production	636,708	2,504	639,212	0.186	0.277
Quarter 1	4,403,310	625,096	5,028,406	0.165	0.248
Quarter 2	6,390,499	1,151,799	7,542,298	0.314	0.252
Quarter 3	6,105,632	1,438,715	7,544,347	0.470	0.259
Quarter 4	6,216,826	1,306,347	7,523,173	0.618	0.298
Quarter 5	5,871,505	1,640,754	7,512,259	0.515	0.269
Quarter 6	5,927,713	1,579,099	7,506,812	0.508	0.289
Quarter 7	5,816,043	1,700,181	7,516,224	0.667	0.272
Quarter 8	5,152,014	2,348,956	7,500,970	0.821	0.313
Quarter 9	5,760,304	1,752,393	7,512,697	0.378	0.291
Quarter 10	4,826,312	2,669,083	7,495,395	0.489	0.308
Quarter 11	5,191,795	2,305,530	7,497,325	0.744	0.385
Quarter 12	6,028,733	1,468,355	7,497,088	0.512	0.329
Quarter 13	6,320,027	1,183,206	7,503,233	0.367	0.353
Quarter 14	6,243,277	1,261,673	7,504,950	0.382	0.364
Quarter 15	5,564,294	1,944,342	7,508,636	0.369	0.339
Quarter 16	5,369,392	2,123,486	7,492,878	0.388	0.347
Quarter 17	5,839,916	1,656,859	7,496,775	0.350	0.295
Quarter 18	5,585,255	1,921,520	7,506,775	0.336	0.323
Quarter 19	5,578,793	1,914,732	7,493,525	0.356	0.262
Quarter 20	2,632,785	1,844,919	4,477,704	0.388	0.298
Quarter 21	1,175,438	2,263,161	3,438,599	0.364	0.308
Quarter 22	878,654	1,661,577	2,540,231	0.401	0.291
Quarter 23	842,207	1,601,297	2,443,504	0.378	0.316
Quarter 24	325,942	1,555,774	1,881,716	0.361	0.303
Quarter 25	158,900	1,652,160	1,811,060	0.365	0.296
Quarter 26	252,893	1,549,018	1,801,911	0.321	0.260
Quarter 27	70,853	404,186	475,039	0.310	0.236

Markets and Contracts

No smelter contract presently exits for Mount Polley copper concentrate. New concentrate sales arrangements will be negotiated.

Environmental Conditions

There were no environmental compliance issues during operations from 1997 through September 2001, nor have there been any compliance issues subsequent to suspension of operations. All environmental issues have already been addressed and permits are in place for resumption of mining and processing activities for the Bell and Springer pits.

A mining permit amendment and a new mining lease (PM-8) have been granted for mining activities in the Wight Pit area. A number of studies by outside consultants were completed during the preparation of the permit amendment application; an acid rock drainage, metal leaching study of the rocks and an archaeological review of the pits, access and overburden storage areas was performed with nothing of interest noted. A soil survey of these same areas was performed and a Wildlife and Species at Risk review was accomplished with no issues noted.

Financial Analysis

The 2004 Feasibility Study incorporated the following financial analysis assumptions:

- The project is 100% equity financed
- Tax rates used are those expected to be in effect at the time of the project being operational, ie. Year 0 = Year ended December 31, 2004; Year 1 = Year ended December 31, 2005; etc.
- The project is contained in a single purpose entity, Mount Polley Mining Corporation, and therefore the project incorporates, Mount Polley Mining Corporation's tax pools at December 31, 2003 and, Mount Polley Mining Corporation's estimated operating, exploration and development expenditures, aggregating $7.5 million, expected to be incurred during calendar year 2004.
- A concentrate loan facility to advance cash against concentrate at the dock will be used to finance working capital. The Statement of Cash Flows in the 2004 feasibility study presents this by recording cash flow from production as the concentrate is produced.

The mining plan in the 2004 feasibility report was based on resources in place in September 2001 when operations were suspended together with additional resources that were outlined by exploration carried out in the period August 2003 through May 2004. Exploration on the property is ongoing and continues to outline additional resources which will be incorporated in future mine plans at the appropriate time.

It is assumed that any additional reclamation bonding requirements will be secured by pledging mining equipment to the Province of British Columbia.

The Statement of Cash Flows found in the 2004 feasibility report used the following price and exchange rate assumptions for the Base Case.

Base Case Price and Exchange Rate Assumptions	
Copper (US$/lb)	1.10
Gold (US$/oz)	400.00
Exchange (US$/$Cdn)	0.75
Silver (US$/oz)	5.00

The Internal Rate of Return (IRR) of the project was determined at three levels:

- Net mine operating margin before capital and taxes
- Net mine cash flows before taxes
- Net mine cash flows after taxes

On a stand alone basis, the mine restart project has a pre tax internal rate of return of 103% and a net present value discounted at 5% of $107 million, at current metal prices (June 2004 average). Copper US$1.22/lb, gold US$392/oz and silver US$5.86/oz coupled to an exchange rate of $0.737 US Dollar to CDN Dollar. See the following table for copper metal price sensitivity.

Copper Metal Price Sensitivity Table

Copper Price US$/lb	Pretax Net Present Value Discounted at 5% ($millions)	Pretax Internal Rate of Return
1.00	34.9	39%
1.10	67.8	69%
1.20	100.7	97%
1.30	133.6	125%
1.40	166.5	153%

Gold at US$392/oz
Silver at US$5.86/oz
Exchange rate of $0.737 (US$ to Cdn$)

STATEMENT OF CASH FLOWS

(as published in the Mount Polley Mine 2004 Feasibility Study)

	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	TOTAL
STATEMENT OF CASH FLOWS									
Months of Mill Production		12	12	12	12	12	12	3	75
Marketable Copper Production in lbs		43,348,511	60,249,450	77,224,595	34,320,199	37,283,699	39,973,205	6,699,376	299,099,035
Marketable Gold Production in oz		47,259	57,936	64,875	52,811	49,724	51,061	8,488	332,153
Marketable Silver Production in oz		209,522	283,504	416,527	58,855	46,017	47,255	7,855	1,069,535
Concentrate Produced in DMT		78,650	109,315	140,114	62,270	67,646	72,526	12,155	542,677
GROSS REVENUE		89,097,747	119,651,069	148,295,103	78,854,248	81,533,627	86,200,407	14,409,079	618,041,279
Treatment and Transportation		19,126,192	26,517,106	33,941,513	15,208,804	16,451,326	17,618,956	2,952,283	131,816,179

NET REVENUE AT MINE GATE

	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	TOTAL
NET REVENUE	**-**	**69,971,554**	**93,133,963**	**114,353,591**	**63,645,444**	**65,082,301**	**68,581,452**	**11,456,795**	**486,225,100**
Mine Costs	2,416,381	30,229,118	31,934,979	29,909,071	28,634,159	23,057,613	14,615,836	2,753,172	163,550,329
Milling Costs	2,923,841	25,651,344	25,749,448	25,749,448	25,749,448	25,255,044	25,255,044	4,689,607	161,023,224
Reclamation Costs	-	-	-	-	-	-	2,061,750	687,250	2,749,000
Administration Costs	977,910	4,943,462	4,747,100	4,732,100	4,743,624	4,630,212	4,372,508	811,587	29,958,503
Sumitomo Cond. Loan Repayment		1,166,667	1,166,667	1,166,667	1,166,667	1,166,667	466,667	-	6,300,000
	6,318,132	61,990,591	63,598,194	61,557,286	60,293,898	54,109,536	46,771,805	8,941,616	363,581,056

NET MINE OPERATING MARGIN BEFORE CAPITAL AND TAXES

	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	TOTAL
	-6,318,132	**7,980,964**	**29,535,769**	**52,796,305**	**3,351,547**	**10,972,765**	**21,809,647**	**2,515,179**	**122,644,045**
NPV @ 5%	98,187,612	*IRR*	*240%*						
Capital Expenditure	13,616,910	9,343,000	7,157,520	5,692,000	3,956,000	3,099,000	2,477,000	-4,850,000	40,491,430
Reclamation Bond	-	-	-	-	-	-	-	-1,379,433	-1,379,433
Working Capital	-	-	-	-	-	-	-	-	-
	13,616,910	9,343,000	7,157,520	5,692,000	3,956,000	3,099,000	2,477,000	-6,229,433	39,111,997

NET MINE CASH FLOWS BEFORE TAXES

NET CASH FLOWS	**-19,935,042**	**-1,362,036**	**22,378,249**	**47,104,305**	**-604,453**	**7,873,765**	**19,332,647**	**8,744,612**	**83,532,048**
NPV @ 5%	62,922,809	*IRR*	*64%*						
BC Mineral Tax @ 2%		184,953	616,049	1,081,259	92,364	244,789	447,526	52,304	2,719,244
BC Income Tax @ 16.5%		-	1,542,603	6,305,515	-	942,315	2,311,480	-	11,101,912
Federal Income Tax @ 22.12%		-	2,125,574	10,072,097	-	1,489,853	3,676,840	-	17,364,363
	-	184,953	4,284,225	17,458,871	92,364	2,676,956	6,435,847	52,304	31,185,518

NET MINE CASH FLOWS AFTER TAXES

NET CASH FLOWS	**-19,935,042**	**-1,546,989**	**18,094,025**	**29,645,434**	**-696,818**	**5,196,810**	**12,896,800**	**8,692,309**	**52,346,529**
NPV @ 5%	38,011,529	*IRR*	*45%*						

COST OF PRODUCTION PER UNIT

Cu Prod. Cost w/Au ($US/lb)		**1.06**	**0.78**	**0.61**	**1.05**	**0.88**	**0.66**	**0.19**	**0.84**
Gold Prod. Cost w/Cu ($US/oz)		**396.54**	**97.20**	**-148.55**	**386.10**	**261.25**	**81.59**	**-298.11**	**193.41**

Mine Life

The mine life schedule found in the Mount Polley 2004 feasibility report was updated in February 2005 to provided for a mine life of approximately six and three quarter years. This schedule provides delivery of about 20,000 tonnes per day to the mill and required mining at rates of up to 110,000 tpd and milling of the low and high-grade stockpiles. The promising results from the on going drill bode well for extending the mine life.

Huckleberry Mine

Property Description and Location

The Company's interest in the Huckleberry mine was acquired by Old Imperial in April 1998 as a result of a plan of arrangement with Princeton Mining Corporation. The mine is owned by Huckleberry, and Imperial owns 50% of Huckleberry shares. Ownership of the other 50% of Huckleberry shares is a consortium consisting of Mitsubishi Materials Corporation, Marubeni Corporation, Dowa Mining Co. Ltd. and Furukawa Co., collectively known as the "Japan Group".

The Huckleberry copper/molybdenum open pit mine operation processes ore through a SAG/ball mill circuit producing a copper concentrate and a molybdenum concentrate. The copper concentrate is trucked to Stewart for shipment to Japan, and the molybdenum concentrate is trucked to and sold in Vancouver.

The Huckleberry mine is located approximately 86 kilometres in a direct line or 123 kilometres by road, southwest of Houston in west-central British Columbia. The property consists of a mining lease covering approximately 1,911 hectares and 9 mineral claims comprising a total of 73 units encompassing approximately 1,825 hectares. The property lies on the southern flank of Huckleberry Mountain, north of Tahtsa Reach on the Nechako Reservoir. The highest point on the property is on Huckleberry Mountain at 1,542 metres and the lowest is Tahtsa Reach at about 860 metres, while the deposits have an average surface elevation of 1,036 metres.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property can be reached by travelling southwest from Houston, British Columbia via 123 kilometres of gravel Forest Service roads and private access road. The town of Houston is 307 kilometres west of Prince George, 400 kilometres east of Prince Rupert, and is served by Highway 16 and the Canadian National Railway.

Huckleberry lies between two zones according to the vegetative biogeoclimatic zones in the Prince Rupert Forest Region. The project area is a combination of the sub-boreal spruce zone, moist cold Babine variant and the Englemann Spruce-subalpine fir, moist cold zone. A total of 20 site associations have been identified on site and correlated as much as possible with the biogeoclimatic descriptions in the Prince Rupert Forest Region identification guide.

History

The copper mineralization at Huckleberry was originally discovered by Kennco Explorations (Western) Limited in 1962. In 1972 the property was optioned by Granby Mining Company Ltd. which undertook further drilling and metallurgical test work. The property remained idle until 1975 when Noranda Exploration Company Limited exercised an option and concentrated on the precious metal potential of the property.

Noranda's option was dropped and in 1992 New Canamin Resources Ltd. optioned the property from Kennecott Canada. In May 1994 Kennecott elected not to exercise its re-acquisition rights and New Canamin became sole owner of this property.

On July 7, 1995 Princeton Mining Corporation acquired all the shares of New Canamin. A strategic alliance with the Japan Group was established to assist in financing the project.

A feasibility study was commissioned by Princeton in early 1995 and completed by H.A. Simons in August 1995 (the "Huckleberry Feasibility Study"). In June 1996 the Japan Group purchased a 40% equity position in Huckleberry and entered into an agreement to provide project loan financing in the amount of US$60 million based on the positive Huckleberry Feasibility Study. Mitsubishi Materials Corporation, Dowa Mining Co. Ltd. and Furukawa Co. Ltd. also entered into a long-term contract for the purchase of all copper concentrates from the Huckleberry Mine. In addition, the British Columbia government provided financial assistance in the form of a loan to Huckleberry of $15 million for infrastructure including roads and power lines.

In November 1997 Princeton and the Japan Group injected an additional $4.5 million of equity into the project. On November 17, 1997 Marubeni Corporation, one of the members of the Japan Group, provided an additional US$10 million loan to Huckleberry for working capital purposes. With financing in place, construction was commenced in June 1996. The total cost to construct, install and commission the facilities was approximately $142 million. This includes direct field costs of executing the Huckleberry Project, plus the indirect costs associated with design, construction and commissioning.

The Huckleberry mine started commissioning activities in September 1997 and achieved commercial production in October 1997.

In July 1998 the major stakeholders of Huckleberry entered into an economic plan, the Huckleberry Mine Economic Plan, sponsored by the British Columbia Job Protection Commission. This plan was for a period of two years from July 1998 to June 2000. All existing loans were restructured under the Huckleberry Mine Economic Plan.

Copper prices continued to deteriorate and a second loan restructuring agreement was entered into in March 1999, deferring all principal and interest payments during 1999 and providing that the payment of principal and interest in 2000 and 2001 would be dependent on available cash. All deferred principal and interest charges were scheduled for repayment no later than January 1, 2002. Payment was subsequently rescheduled to June 30, 2003 to allow the parties to negotiate a further loan restructuring agreement. As part of the March 1999 loan restructuring agreement, a wholly owned subsidiary of the Company provided a $2.5 million loan facility, ranking ahead of all other loans in respect of the Huckleberry mine except for the Marubeni working capital loan which was repaid in 2000 and ranking equally with the Japan Group Reclamation Bond Letter of Credit. Old Imperial sold a 10% interest in the Huckleberry Mine to the Japan Group effective June 30, 1999 resulting in Old Imperial owning 50%.

On December 1, 2003 management of the Huckleberry mine was transferred to Huckleberry. This restructuring allowed Imperial to deconsolidate Huckleberry's debt, significantly improving Imperial's balance sheet. Imperial retains its 50% equity ownership and continues to have significant influence on Huckleberry, acting in an advisory capacity on mine operations. In December 2004 Huckleberry repaid the $2.5 million of senior ranking debt owed to Imperial. Since 1998 Huckleberry had been unable to meet its scheduled obligations for payment of interest and principal on its long term debt and had been operating under a financial restructuring package whereby payments of principal and interest were dependent on available cash.

Until October 2004 Huckleberry had been receiving quarterly extensions of the repayment date from the debt holders ("Lenders"). In October 2004 Huckleberry agreed with its Lenders to amend the repayment terms on its long term debt such that repayments of principal and interest are now dependant on available cash. Huckleberry's income in 2004 increased by $3.6 million as a result of the debt restructuring.

At December 31, 2004 Huckleberry's total debt, including accrued interest, was $123.6 million. Huckleberry expects to begin making payments on this debt in accordance with the new loan terms in 2005. However, the repayment of all of Huckleberry's debt will depend on the ability of Huckleberry to generate sufficient cash flow prior to a depletion of its ore reserves. If the Lenders have not been repaid at that time they could enforce their security, resulting in Imperial losing its interest in Huckleberry. The ongoing operations of the Company would not be materially affected if Imperial lost its 50% interest in Huckleberry. Note 7 to the audited consolidated financial statements of the Company provides further information on the financial position of Huckleberry.

The Huckleberry pit designs were reassessed in 2004 and given the large increase in copper prices, the Huckleberry mine life was reassessed and is now expected to end in mid 2007 and milling until end of 2007. An exploration drilling program is on going on the property.

Geological Setting

The Huckleberry mineralization is a typical porphyry copper-molybdenum deposit. It is characterized as a calc-alkalic copper-molybdenum type. These deposits are typically hosted in intrusive rocks, usually of granodioritic or quartz monzonitic composition, and in volcanic rocks surrounding intrusives. These deposits are often large, oval, inverse-shaped deposits.

The deposits display multiple zones of hydrothermal alteration and sulphide mineralization. The hydrothermal alteration is usually extensive and consists of an inner potassic zone closely associated with the sulphide mineralization, surrounded by propylitic alteration associated with pyrite. Phyllic and argillic alteration can be either part of the zonal pattern between the potassic and propylitic zones or can be somewhat irregular or tabular younger zones superimposed on older alteration and sulphide assemblages.

Chalcopyrite, bornite, chalcocite, enargite, other copper minerals, molybdenum and pyrite are typically the dominant sulphides. The mineralization is dominantly structurally controlled, mainly through stockworks, veins, vein sets, breccias, disseminations and replacements.

Exploration

Copper mineralization at Huckleberry was first discovered by Kennco Explorations (Western) Limited in 1962 while investigating the source of anomalous stream sediment samples. Copper mineralization was discovered in a small outcrop of granodiorite at the head of the anomalous stream draining into the valley on the south side of Huckleberry Mountain. Kennco conducted geological mapping, soil geochemistry, magnetometer and induced polarization geophysics, trenching and diamond drilling on the Huckleberry property from 1962 to 1972. A total of 3,965 metres of diamond drilling was completed in 29 holes.

The property was optioned in 1972 to Granby Mining Company Ltd. which carried out a diamond drill program consisting of 16,190 metres in 65 holes within the Main Zone deposit. Granby did not exercise its option and the property was returned to Kennco. The property then remained idle until 1988-89 when Noranda Exploration Company Limited undertook a program of soil and rock geochemistry concentrating on the east end of the property in an area of quartz-arsenopyrite veins. A reconnaissance soil geochemistry program was also conducted over the entire property. The focus of their program was to evaluate the precious metal potential of the property. Selected sections of old drill core were reassayed for precious metals. The option was subsequently dropped by Noranda.

Kennco's successor, Kennecott Canada Inc. optioned the Huckleberry property to New Canamin Resources Ltd. in 1992. New Canamin initially concentrated work on definition drilling within the Main Zone deposit in 1992 and 1993. During this program a 41 metre deep hole was drilled 1,200 metres east of the Main Zone deposit as part of a tailings site investigation and intersected 0.91% copper over the 8 metres of bedrock in the bottom of the hole, thereby discovering the East Zone deposit. A total of 10,647 metres in 58 holes were drilled on the East Zone over the remainder of 1993. Drilling continued in 1994 to define reserves and outline the extent of the East Zone deposit, totaling 10,172.9 metres in 137 holes.

Huckleberry conducted a program of ground geophysics and soil geochemistry in 1999, and followed with additional diamond drilling in the East Zone in 2000. Total diamond drilling on the property by all companies to the end of 2000 was 399 holes totaling 65,035 metres.

In the winter and spring of 2001, a total of 628 metres of diamond drilling in six holes was conducted in the TMF-3 Zone. A British Columbia Geological Survey till survey had identified copper-mineralized intrusive float boulders that were deemed to be too angular and distal to have been transported from the Main Zone. These drill holes were targeted to locate a suspected buried mineralized intrusion.

In 2004 Huckleberry identified a new potential deposit on the property. The new copper-molybdenum zone, referred to as the Northwest Target, is directly north of the Huckleberry Main Zone Pit and easily accessible from the mine site. Drilling highlights include:

Drill Hole #	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Mo %
04-306	300.5	90.0	-	300.5	210.5	0.50	0.004
04-308	196.3	0.0	-	165.0	165.0	0.35	0.043
04-311	300.8	30.0	-	180.0	150.0	0.42	0.006
04-314	321.6	5.0	-	270.0	265.0	0.54	0.006
04-316	186.5	87.5	-	177.5	90.0	0.51	0.008

Further exploration will be carried out in 2005 to expand the Northwest Target. Peter L. Ogryzlo, M.Sc., P.Geo. is the Qualified Person as defined by National Instrument 43-101 for the diamond drill program. Assays were performed in the assay laboratory at the Huckleberry Mine. Duplicate analyses of selected diamond drill samples were also performed by ALS Chemex Laboratories of North Vancouver.

Mineralization

Mineralization is similar in both the Main and East zone deposits and is contained within altered volcanic rocks. Copper mineralization is predominantly Chalcopyrite, occurring as fine to medium grained aggregate filling veinlets and fractures, and as fine-grained disseminations in the envelopes around the veinlets. Molybdenum occurs as molybdenite, which is found as disseminations and clusters within quartz/gypsum veins. Molybdenite is generally low in chalcopyrite and appears to have been deposited separately and later than the copper mineralization.

The Main Zone was the first zone to be discovered and was well defined by drilling. The zone was a kidney bean shape, wrapping around the east side of the porphyry stock with an arc length of 500 metres, a width of 150 metres, and depths of up to 300 metres below surface.

It is well defined in its southern and eastern edges but remains partly open to expansion on its northern margin. Any expansion here would face high stripping costs due to the hilly terrain.

The East Zone was discovered after the Main Zone during a drilling program to determine possible sites for tailings disposal. Mineable reserves and grades here are higher than for the Main Zone. The deposit is an easterly trending zone about 200 to 300 metres wide and 900 metres long. Mineralization occurs to depths of over 300 metres, where drilling was stopped, and remains open; however, the surrounding hills and unfavourable surface topography make it unlikely that the pit, as currently planned, can be extended economically.

Over 29,600 metres were drilled on the Main Zone in 170 holes, and 23,744 metres in 131 holes on the East zone. Core recovery is a problem in the upper portion of both deposits because gypsum fracture fillings have been dissolved, leaving the rock in a friable condition. Core recovery in this material has been as low as 0% over 100 metres. Comparison of grade versus core recovery showed that grade fell off in proportion to recovery. Following an analysis of these comparisons, it was decided to consider all samples with recoveries below 50%, which only comprise less than 2% of the database, as unsampled. Assay data was composited on eight metre vertical bench elevations.

Specific gravity determinations were performed on 340 samples taken from eight holes within the East Zone deposit. Core specimens were weighed in air and water. The ration of air to air-water weights yields the specific gravity. An average specific gravity of 2.69 was used for both deposits. Gold, silver and molybdenum were not modeled in the Main Zone due to incomplete data sets. Instead the block grades have been determined using correlations with copper assays, which are quite strong. For the East Zone, molybdenum and silver grades were modeled using the Kriging parameters determined for the copper model. Molybdenum assaying by ICP displayed a systematic underestimation of 15%, which was subsequently corrected.

Due to the friable nature of the gypsum depletion zone, recognition of the overburden/bedrock face was difficult during the early drilling campaigns. The interface was established from drill data and the position of outcrops on the north slope and was used to estimate overburden thickness. Drill information on the fringes of the deposits, but still within the proposed pit areas, is sparse and limits the reliability of the estimated volume of overburden to be removed during mining in these areas.

Drilling

Diamond drilling in the 2004/2005 program is being provided by Beaupre Diamond Drilling of Princeton BC, and to a lesser extent by Hy-Tech Diamond Drilling of Smithers BC. Fifty-one holes were drilled in 2004 for a total of 8,153 metres. All industry standard procedures are being followed in this program. Diamond drill core was photographed, geotechnically and geologically logged subsequent to splitting for analysis. Drill core was split in its entirety over three-metre intervals with the exception of the six drill holes in the TMF-3 Zone which were selectively split and sampled, and wide intervals of unmineralized post-mineral dyking. Drill core is stored in the East Zone core racks, southeast of the East Zone ultimate pit. The core samples and 227 Zone chip samples were assayed for copper, molybdenum and, locally copper-oxide at the Huckleberry mine site facility using a nitric-hydrochloric acid digestion and atomic absorption finish.

Previous drilling had been conducted for more than 30 years on the property. To date a total of 574 drill holes for 76,703 metres of core have been drilled.

Sampling and Analysis

All drilling at Huckleberry was by diamond drilling methods. Core samples have been taken either from splitting core on three metre intervals or by selectively sampling based on geology.

All core samples were delivered daily to the preparation laboratory at the Huckleberry mine site. All reconnaissance rock samples were submitted on a regular basis to the preparation laboratory at the Huckleberry mine site prior to shipping to Pioneer Laboratories Inc.

Blanks are samples that are known to be barren of mineralization, and are inserted into the sample stream to determine whether contamination has occurred after sample collection. A total of six blank samples were inserted into the drill core sample stream at a rate of approximately one blank per 40 samples and submitted for analysis as per the remainder of the core samples. Post-mineral dyke material was utilized for blank samples as it contains low metal values, but has an average composition similar to that of the intrusive and andesitic lithologies.

Security of Samples

Field duplicates are collection and analysis of two separate samples from the same core interval. They are used to measure the reproducibility of sampling, which includes both laboratory variation and sample variation. Every 20th core sample was quartered, with the two quarters sent for analysis, resulting in 13 field duplicates.

The quality of historic data was assessed by reconciliation of the mine and mill data to the block model data. Generally good agreement is obtained between the ore reserve model and actual production estimates. For example, a reconciliation of mining in the Main Zone pit for the period from January 1, 2001 and December 31, 2001 is as follows:

Ore Reserve Model			Milled Tonnes and Grade			Mill/ORM % difference		
Tonnes x 1000	Grade %	Contained Cu tonnes	Tonnes x 1000	Grade %	Contained Cu tonnes	Tonnes x 1000	Grade %	Contained Cu tonnes
8,218	0.511	41,942	7,421	0.522	38,775	-9.7	2.2	-7.5

The current database used to generate the reserve estimate is based on the original database used to generate the Huckleberry Feasibility Study. As new drilling information is completed, data is incorporated into the database. A new resource block model is generated and then checked against available production and blasthole data.

Mineral Resource and Mineral Reserve Estimates

Probable reserves at December 31, 2004, prepared under the supervision of Kent Christensen, P.Eng., an employee of Huckleberry mine designated as the Qualified Person for this purpose, are as follows:

	Cut Off (% Cu)	Ore (tonnes)	Copper (% Cu)	Moly (% Mo)	Gold (g/t)	Silver (g/t)	Strip Ratio
East Zone	0.26	19,435,000	0.529	0.015	0.059	2.982	0.27:1

Mining Operations

Mining Method
Huckleberry is an open pit mine, and uses standard open pit mining techniques. The loading equipment used is a combination of PH1900 & 2100 electric shovels and Caterpillar 992 loaders. The haulage fleet is made up of Caterpillar 777C's and Caterpillar 785B's.

Metallurgical Process
Ore from the pit is delivered to a 42"x 65" gyratory crusher and after crushing is conveyed to a stockpile. Ore from the stockpile is ground in two stages prior to flotation, firstly in a single 10,000hp semi-autogenous mill, and secondly in two 5,000hp ball mills. A bulk copper concentrate is floated from the ball mill product. The bulk copper concentrate is then reground in a 1,500hp regrind mill, and then floated again to produce a final copper concentrate grading approximately 27% copper. Molybdenum concentrate is floated out of the copper concentrate. Both final concentrates are thickened and dewatered prior to shipment. A Grinding Improvement Project (SAG pebble circuit) was completed by mid-2000. This circuit consists of a vibrating screen that removes critical size rocks from the SAG mill discharge conveyors then transports this material to a pebble crusher where the rocks are crushed and then returned to the SAG mill.

Production Forecast
A life of mine operating cost estimate was developed based on historic and current unit operating costs and fixed costs. The average operating costs over the remaining mine life are estimated at $7.47/tonne milled as per the 2005 Life of Mine Budget.

Capital costs that will be incurred over the remaining life of the mine were also calculated. The major capital cost is that of expanding the tailings storage facility. The total capital expenditures until 2007 are estimated at $10.8 million in the 2005 Life of Mine Budget.

Production statistics for the past four years representing 100% of the mine production, 50% of which is allocable to Imperial, are as follows:

	For the Years Ended December 31			
	2004	2003	2002	2001
Ore milled (tonnes)	6,867,153	6,999,077	7,421,715	7,415,866
Ore milled per calendar day (tonnes)	18,763	19,176	20,334	20,317
Ore milled per operating day (tonnes)	20,543	20,771	21,689	21,732
Grade (%) – Copper	0.454	0.542	0.534	0.522
Grade (%) – Molybdenum	0.014	0.012	0.014	0.016
Recovery (%) – Copper	85.87	86.48	88.38	94
Recovery (%) – Molybdenum	20.41	17.61	47.54	73.3
Copper produced (lbs)	62,924,920	72,269,310	77,233,795	80,243,322
Molybdenum produced (lbs)	426,658	316,890	1,118,696	1,958,544

Markets
Huckleberry copper concentrates are sold under a long term contract to a group of Japanese smelting companies. Under this agreement the contained copper is sold to the smelters based on London Metal Exchange quoted copper prices less charges for smelting and refining.

Huckleberry molybdenum concentrates are sold to molybdenum trading company. The contained molybdenum is sold at published prices less a charge for roasting the sulphide concentrate.

Contracts
All the copper and molybdenum concentrates are sold under long term contracts. Copper concentrates are transported from the site to Japanese smelters by truck to the Port of Stewart, British Columbia and then by ocean freighter to Japan. The molybdenum concentrate is trucked to and sold in Vancouver under long term contract. Contracts are in place with Arrow Transport to transfer the concentrate to Stewart Bulk Terminals to warehouse and shipload the concentrates, and with Sanko Steamship Co. Ltd. to provide ocean shipping to Japan.

Environmental Conditions
The Ministry of Energy and Mines and other provincial government authorities currently require $3.2 million in mining and other permits. This amount is held in cash and term deposits.

The Huckleberry mine staff produce and submit to the Province of British Columbia an annual reclamation report which outlines the current levels of disturbance, future areas of development and reclaimed areas. The report also includes an estimate of the total reclamation costs. Huckleberry submitted an annual reclamation report in 2004.

Huckleberry is currently in compliance with all environmental and operating permits

Taxes
Applicable taxes for Huckleberry are: BC and Canadian Income Taxes at 35.62% of taxable income; BC Mineral Tax of a 2% advance tax on resource income or 13% of net revenue after capital is recovered; and property taxes included in mine general and administrative costs which are approximately $1 million per annum.

Mine Life
During the year 2004, Huckleberry's mine life was extended and is now expected to end in mid 2007 and milling until end of 2007. The principal determinant of mine life from a financial point of view is the price of copper. Mine redesign based on higher prices in 2004 extended the mine life. Exploration drilling planned for 2005 may also extend the mine life.

Expected Payback Period of Capital
In November 2004 Huckleberry restructured the repayment terms of its long term debt and the basis of payback on the construction loans is now based on available cash as defined in the restructuring agreement. Minimum principal payments on the long term debt, including accrued interest, are based on available cash as defined in the restructuring agreement. The available cash will fluctuate based on metal prices, currency exchange rates, capital expenditure requirements and operating results. Huckleberry has estimated that the available cash to be paid in 2005 is $3.1 million which has been included as a current liability.

Sterling Property

Property Description and Location

The Sterling property and mine are wholly owned by Sterling Gold Mining Corporation ("SGMC"), a wholly owned subsidiary of Imperial. The mine operated both as an underground and open pit mine from 1980 to 1997. Mining operations are suspended. Certain parts of the Sterling property are being reclaimed.

The Sterling property is located in southern Nye County, Nevada, about 115 miles northwest of Las Vegas and 15 miles southeast of the town of Beatty. The property lies on the east side of the Bare Mountains, at the southern end of Pahute Mesa in the Great Basin. Bare Mountain is flanked by Crater Flat to the east, and the northern Amargosa desert to the south. A well-maintained, 8 mile long gravel road connects the Sterling property to US Highway 95.

The mine elevation is between 3,800 and 4,400 feet, on the lower slopes of Bare Mountain which summits at 6,317 feet. Rounded or craggy ridges separated by ephemeral washes characterize the local terrain. Several small cinder cones, less than 1 million years old, occur in Crater Flat. The climate is arid, with typical desert vegetation. Summer temperatures can reach 110° F, winters are mild.

In November 2004, 62 claims covering 1,282 acres (519 hectares) were staked. The Sterling property now consists of 211 lode mining claims plus 1 mill site occupied by the water well, located in Crater Flat. Net smelter royalties of 2.25% are payable on production with minimum advance royalties on a small portion of this total. The claims and mill site cover approximately 4,381 acres (approximately 1,773 hectares) and are located on land administered by the U.S. Bureau of Land Management.

During 2003 the Company optioned via a lease agreement 29 additional claims adjacent to the Sterling property. Advance royalty payments of US$1,000 are payable monthly and the property is subject to a 2% net smelter royalty. A portion of the property is also subject to advance royalty payments of US$400 per month and a 5% royalty to a maximum of US$250,000. The previously noted 2% royalty is not payable on these claims until after the royalty cap has been reached.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Sterling is accessible by road from Las Vegas, a distance of 115 miles (185 kilometres) via US Highway 95. A good secondary, 8-mile (13 kilometres) long gravel road turns off the north side of the highway at mile 45.9, 15 miles (24 kilometres) southeast of the town of Beatty. The gravel road is maintained by Nye County and Sterling personnel. Las Vegas is the nearest major airport.

Beatty is the nearest centre for lodging and basic services, with a population of about 1,200. Beatty has general stores, gas stations, several motels, elementary and high schools, emergency fire fighting facilities and an ambulance service and nursing station. The town is on a major transportation route between Las Vegas and Reno (in northern California), expediting delivery of supplies and shipments.

The climate in the region is arid with typical desert vegetation, characterized by very hot summers and mild winters. The annual precipitation (average 4 in or 100 mm) in the form of rain or snow is mainly in the winter or late spring and occasional thunderstorms at other times of the year. High winds are frequent during the winter. Temperatures normally range from 30°F (-1°C) in the winter to 110°F (43°C) in the summer. The evaporation rate is about 60 inches (150 cm) per year. Occasionally, high winds and frost or snow in January and February have frozen water lines on the property for several days, causing minor interruptions of the gold leaching system. Otherwise, the climate does not impact year-round operations.

The 144 Zone is at 4,000 feet (1,220 m) elevation, on the lower, eastern slopes of Bare Mountain. The mine and infrastructure are at around 4,100 feet (1,250 m) elevation. The present leach pad is on the upper edge of the adjacent pediment (3,800 ft or 1,160 m). The local terrain is characterized by rounded or craggy ridges separated by ephemeral, gravel-filled washes.

Mine buildings consist of several trailers used for office work, geological research and logging, sample preparation (during mining), and personnel facilities. A steel container is used to securely store 144 Zone drill core, pulps and rejects. There is also a mechanical shop for on-site maintenance of equipment and vehicles. Electrical power is provided a generator on the site. The mine has no living quarters or canteen; mine personnel live in Beatty or communities in the Amargosa Valley and commute daily.

The leach pad area consists of apparatus for the gold extraction circuit, some of which is housed in trailers. An assay laboratory was in use during mining but is not operational at present. The area has its own electricity generator.

Water for the mine and gold recovery plant is drawn from a well in Crater Flat, located about 3.5 miles (5.5 kilometres) east-southeast of the mine. The well was originally drilled by Reynolds Electrical and Engineering Company for the U.S. Department of Energy and completed at a depth of 2,501 feet (762 m). Water was encountered at 1,100 feet (335 m) but subsequently rose to 460 feet (140 m). Permission was obtained in 1984 to pump water for mine use. Water is stored in a lined and fenced reservoir at the well site from which it is pumped or hauled to the mine by tank truck. The well pump is set at 617 feet (188 m) and operates at a rate of 45 US gallons (170 litres) per minute. Pumping capacity to the mine site is 50 gallons (190 litres) per minute. Potable water is supplied by bottle from Beatty.

Outside communication is provided by radio telephones; cellular phone reception is amenable at certain locations on site. Gasoline and diesel fuels are trucked in periodically and stored in tanks. Mine supplies are procured in Beatty whenever possible. Mining equipment and parts are obtained from dealers and distributors located mainly in Las Vegas, Reno and Los Angeles.

History

Gold was discovered in several localities on Bare Mountain and the adjacent Bullfrog Hills around 1905, in a variety of geological settings. The first workings at Sterling from this period were known as the Panama mine and Bittlecomb shaft. The modern development of Sterling began in the 1970's with exploration around the original deposit by Cordilleran Explorations Partnership. This led to the formation of the initial Sterling Mine Joint Venture ("SMJV") in 1980, comprising Saga Exploration Company ("Saga"), E & B Explorations Inc. and Derry Michener Booth Venture Number 1.

Mining began in late 1980, with Saga as the operator. Between 1987 and 1995, Cathedral Gold U.S. Corporation ("Cathedral") accumulated a 90% interest in the property and took over the operation of the SMJV. Old Imperial initially acquired a 10% interest in 1992.

Placer Dome (U.S.) Inc. ("Placer") conducted a joint venture exploration program on the Sterling property in 1996. Placer's focus was on the discovery of a gold deposit outside the reserve blocks on the mine property. Placer's goal at Sterling was to find a gold deposit containing at least 750,000 ounces beneath the Sterling mine zone. Three diamond drill (core) holes intersected the target stratigraphy (Carrara Formation), but did not encounter significant gold mineralization and the joint venture program was terminated in 1997.

Old Imperial increased its ownership of Sterling to 100% in 1999 by acquiring Cathedral from its parent, Cathedral Gold Corporation, by exercising an option agreement from Cathedral granted pursuant to a debt settlement arrangement. Imperial then began exploring for a new ore body to extend the life of the operation. This involved regional rock sampling to identify geochemical anomalies, and a gravity survey to find significant vertical offsets in the pediment east of Sterling, which might be related to high-angle faults. Based on all the results, several target areas were generated for drill testing, most of them inside the Sterling property. They were drilled in 2000 and early 2001. Most of the results were negative. The exception was a target which became the 144 Zone.

Open pit mining of the Sterling mine deposit began in 1981 and continued until 1989. Underground mining began in 1980, and proceeded until mid-1997 when market conditions impacted profitability. Parameters set by the SMJV partners were aimed at maintaining an average production grade of 0.25 oz/st gold, which effectively kept the underground mining cutoff grade at 0.1 oz/st. Consequently, the potential for a larger tonnage, lower grade resource was not pursued, and a considerable amount of lower grade material was left in place, and is no longer mineable. The oxidized ore was amenable to processing by heap leaching. After mine production ceased, the pad continued to be turned over until October 2001, with additional ore from a low grade stockpile added in early 2001. Gold recovery proceeded until August 2002 when a final strip was carried out.

Although mining was suspended in 1997, the leach pad continued to be rinsed, producing minor amounts of gold. Material from a low grade stockpile was added in early 2001. Total gold production from 1980 through 2000 was 194,996 troy ounces, from 941,341 short tons of ore. The average gold grade (cyanide soluble) of all material delivered to the leach pad is 0.217 opt. Recoveries averaged 88%, without milling.

As mineable gold reserves in the main Sterling ore deposit had been exhausted, Imperial embarked on an exploration program in 2000 to find a new ore body. The main component of this was regional rock sampling to identify geochemical anomalies, including the ground around the surface trace of the Reudy fault above what was to become the 144 Zone.

Although the surface rock sampling of the 144 Zone did not produce any significant anomalies, the area was still a drilling target for Imperial because of a hole, 89-144, drilled in 1989 by the former operator, Cathedral. This was a routine, exploration step-out hole drilled to help determine the limits of the Sterling ore body to guide mine planning. It was one of several surface holes around the Reudy fault, beyond the eastern and southeastern margin of the (then) known deposit. The hole intersected dike and silicified and partly brecciated dolostone with strongly anomalous gold values. The results were not followed up at the time.

To test the area around hole 89-144, in 2001 Imperial drilled an angle hole aimed to intersect the Reudy fault at a fairly high angle and at the appropriate depth of about 700 feet (213 m) below the surface. This became the 144 Zone discovery hole 01-7A.

Total 2001 drilling in the 144 Zone was 8,600 feet (2,621 m) in 11 holes, 4,828 feet (1,472 m) in 6 holes in 2002, and 9,000 feet (2,743 m) in 30 holes in 2003. No drilling was conducted in 2004.

Geological Setting

Regional Geology

Sterling is fairly typical of a large number of similar deposits that occur in the western United States, particularly in the Great Basin in Nevada. These deposits are known as sediment-hosted, disseminated precious metal deposits, or generically as Carlin-type deposits.

The Great Basin province is a physiographic and tectonic region west of the Rocky Mountains, which is characterized by profound crustal extension and high heat flow beginning in the mid-Tertiary (about 35 to 40 million years ago). The Bare Mountain district lies within the Walker Lane tectonic belt, a NW-trending mega-lineament in southwestern Nevada, which hosts several significant gold mining districts, especially epithermal gold-silver deposits. The Walker Lane is fundamentally a deep-seated, Miocene tectonic boundary between Basin and Range extension in the western Great Basin, and subduction-related tectonics and calc-alkaline magmatism of the Sierra Nevada.

Most of the Bare Mountain range comprises deformed, generally north-dipping and younging, Upper Proterozoic and Paleozoic rocks. Ductile deformation, including overturned folding and thrusts, occurred in the Mesozoic under greenschist or lower grade metamorphic conditions. Episodic Tertiary extension produced both low-angle and high-angle normal faults.

Siliciclastic lithologies dominate the Upper Proterozoic to Lower Cambrian part of the stratigraphy in the south of the range. In the Middle Cambrian there is a transition to carbonate-rich lithologies, with dolostones and limestones dominating the stratigraphy northwards through to the Upper Devonian, above which is a Mississippian unit of immature siliciclastics. The youngest rocks in the Bare Mountains are Tertiary igneous rocks of the Southwestern Nevada Volcanic Field, which at Sterling are represented by north-trending quartz latite dikes, dated at 13.9 million years.

Property Geology

A number of Tertiary quartz latite porphyry dikes occur within the property. They are generally associated with north-trending faults, and are weakly clay-altered. One of the largest is an important element of the 144 Zone.

Three important structures characterize the property geology. The oldest is the Sterling thrust, which in the Mesozoic placed an overturned panel of Stirling Quartzite and Wood Canyon Formation on younger Cambrian carbonate units. The mined-out Sterling ore deposit occurs at this thrust contact. The Burro normal fault is probably Tertiary, and truncated the leading edge of the Sterling thrust sheet, dropping the southeast side down about 400 feet (122 m). The Tertiary Reudy normal fault is a key element of the 144 Zone.

In the mined-out Sterling deposit, gold mineralization occurred mainly at and below the Sterling thrust contact between the Wood Canyon (above the thrust) and Bonanza King formations, and locally along the Burro fault. The main ore zones generally form longitudinal *pipes* along the thrust, following the intersections between minor NNE-trending high-angle faults and the thrust.

The high-angle faults or fractures were the feeders that carried the ore solutions from depth. The relatively impermeable Wood Canyon siltstones acted as the cap to the hydrothermal system, trapping early fluids so that ground preparation (decalcification, solution brecciation) could take place for subsequent gold solutions. The gently dipping Sterling thrust itself was probably not a hydrothermal fluid conduit, and mineralization generally did not spread out laterally very far from an individual high-angle feeder. However, in many places the ore zones merged because of the close-spacing of the faults or fractures.

Two strongly mineralized zones dominate the ore distribution: the Sterling-Burro zone and the Crash zone. These appear to be localized along particularly influential high-angle structures in the hanging wall of the Burro fault.

The 144 Zone is on the southeastern periphery of the developed ore body and is somewhat deeper, lying about 700 feet below the surface. Past exploration was rarely carried out to this depth. The 144 Zone is centred on the high-angle, east-side down Reudy fault and is hosted in silty dolostone and limestone which were subjected to decalcification, silicification and brecciation. The 144 Zone fits into the broad spectrum of Carlin-type deposits, but more towards the compact and structure-controlled systems like Meikle and Deep Star than the larger tonnage, generally lower grade, strata-controlled deposits. Discovery of this deep, high grade zone is a different geological setting than the ore produced at the Sterling mine, provides a large, high potential exploration target.

Exploration

Drilling at Sterling in 2001 resulted in significant gold intercepts. Discovery hole 01-7A was drilled as a test of the area beneath hole 89-144 drilled in 1989 that intersected 225 feet grading 0.044 oz/t (69 m grading 1.51 g/t). Hole 01-7A returned grades of 0.15 oz/t gold over 110 feet including 0.25 oz/t gold over 30 feet (5.14 g/t over 33.5 m including 0.57 g/t over 9.14 m). A follow up hole 01-9 returned 0.57 oz/t gold over 45 feet including 1.0 oz/t gold over 20 feet (19.54 g/t over 13.5 m including 34.29 g/t over 6.1 m). The gold mineralization in both holes was encountered in silty carbonates at the contact between the Bonanza King dolomite and the Carrara limestone. The depth of these intercepts is approximately 700 feet (213 m) below surface and some 300 feet (91 m) below the lower most underground workings at Sterling.

In 2002 a surface rotary and diamond drill program further tested the target area. The drilling program was conducted using a combined drilling method where holes were drilled from surface to near the target horizon with a less expensive rotary drill. The holes were then extended through the target horizon using a diamond drill to obtain better samples of the mineralized zone. This work was followed by a geophysical survey using Natural Source Audio-Frequency Tellurics to detect low and high-angle discontinuities as well as alteration mineralogy associated with brecciation and gold mineralization in the 144 Zone. Results were used to focus exploration efforts aimed at expanding the 144 Zone and discovering additional zones of the same type. Drill operations were supervised under the direction of Dr. Chris Rees, P. Geo., who was designated as the Qualified Person.

In 2003, 30 holes totaling 9,000 feet (2,743 m) were completed which further extended the limits of gold mineralization. All holes which penetrated the zone intersected elevated gold values. Previous drilling had defined a gold zone approximately 500 feet by 250 feet. The dimensions of the mineralized zone now stand at approximately 750 feet northsouth and 500 feet eastwest (152 m by 228 m)., centred on the Reudy fault, and it has not been conclusively closed off in any direction. The potential for mineralization west of the present zone is considered high, because feeders to the overlying, main Sterling deposit appear to project in this direction.

Exploration highlights in 2003 included hole 03-24 which intersected 139 feet grading 0.26 oz/t gold (42.4 m grading 9.06 g/t), which included an 83 foot section grading 0.39 oz/t (25.3 m grading13.36 g/t). Hole 03-28 intersected 45 feet grading 0.25 oz/t including a 20 foot section grading 0.50 oz/t (13.7 m grading 8.72 g/t including a 6.1 metre section grading 17.14 g/t). High grade intercepts were also encountered in hole 03-41 which intersected 30 feet grading 0.12 oz/t including 10 feet grading 0.22 oz/t (9.1 m grading 4.28 g/t including 3.0 m grading 7.66 g/t) and in hole 03-52 which intersected 65 feet grading 0.10 oz/t including 10 feet grading 0.23 oz/t (19.8 m grading 3.39 g/t including 3.0 m grading 8.03 g/t). Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the 2003 technical information. Samples were analyzed by ALS Chemex of North Vancouver, British Columbia.

Additional claims (Goldspar 18 claims and Mary 11 claims) were acquired under lease in 2003 to secure the potential northerly extension of the 144 Zone gold bearing structure. The claims cover approximately 599 acres (242 hectares).

Permitting for an underground exploration program was initiated in early 2004. The program, which will include a 3,840 foot (1,170 m) decline ramp to access the area of the new discovery, followed by 20,000 feet (6,098 m) of definition and exploration drilling to test the extent of the mineralization of the 144 Zone, was deferred to 2005 as the Company's resources were focused on the reopening of the Mount Polley mine. A total of US$2.0 million has been budgeted for the work and expected to take about 12-16 months to complete.

Mineralization

The 144 Zone mineralization at Sterling is concentrated in silty dolostone near the base of the Bonanza King Formation, and possibly extending somewhat below into underlying Carrara Formation limestone and silty limestone. This stratigraphy is cut by the Reudy fault (027°/69°E) and an obliquely trending quartz latite porphyry dike. Anomalous to high grade gold is also present in breccias in the fault zone, and locally along the dike contact.

Some degree of brecciation and alteration is always associated with significant mineralization in these host rocks. These characteristics are described in the following subsections. The underlying theme is that hydrothermal fluids were introduced into the rocks through a structural fabric, likely related to post-dike extension. Through this secondary permeability, enhanced by decalcification or decarbonatization locally, the rocks were infiltrated and replaced by solutions which deposited silica, and argillically altered the dike.

Drilling

At the 144 Zone in 2001, eleven holes were drilled totaling 8,600 feet (2,621 m). Reverse circulation drilling was carried out by Lang Exploratory Drilling of Elko, Nevada (a division of Boart Longyear).

A track-mounted drill rig was operated by a driller and two helpers. Drilling was done during one 12-hour shift per day. 'Wet' drilling is required by state regulations, with water supplied by tanker truck driven to the drill site on a daily basis. After the down-hole surveys, all holes were abandoned with *Abandonite* and capped with cement, according to BLM regulations. Holes 01-10 and 15 were left with 20-feet of casing; casing was pulled in all the other holes according to the drillers' records.

Prior to drilling, the target collars were surveyed in by the mine geologist using standard survey equipment and existing survey stations on the property. All coordinates were and continue to be referenced to the mine grid, which is between 0 and 1°E of true north.

On completion of drilling, down-hole surveys were done by an outside contractor (Silver State Surveying) using a gyroscopic survey tool, providing azimuth and dip data at 50-feet intervals where possible. This data was subsequently corrected for magnetic declination before being entered into the database. Final drill collar positions were re-surveyed by the mine geologist.

The 144 Zone discovery hole 01-7A was drilled as a test of the area beneath a hole drilled in 1989 that intersected 225 feet (69 m) of 0.044 oz/ton (1.51 g/t). Hole 01-7A returned grades of 0.15 oz/ton (5.14 g/t) gold over 110 feet (33.5 m) including 0.25 oz/ton (8.57 g/t) gold over 30 feet (9.14 m). A follow up hole 01-9 returned 0.57 oz/ton (19.54 g/t) gold over 45 feet (13.5 m) including 1.0 oz/ton (34.29 g/t) gold over 20 feet (6.1 m). The gold mineralization in both holes was encountered in silty carbonates at the contact between the Bonanza King dolomite and the Carrara limestone. These intercepts represent a well-defined target area along and around the Reudy Fault, which is a high angle vertical structure that was likely the conduit for upwelling gold bearing hydrothermal fluids. The depth of these intercepts is approximately 700 feet (213 m) below surface and some 300 feet (91 m) below the lower most underground workings at Sterling. The target area is open to depth and laterally.

After that, some large step-outs were attempted, including an angle hole (01-10) and hole 01-12 which was drilled 300 feet east of the then known zone. The latter holes were disappointing. Subsequent holes were drilled closer in.

Most of the rest of the drill holes were plagued by problems with circulation and recovery of samples, due to broken ground and voids. Holes 01-11, 15, 16 and 17 had to be abandoned before their target depths due to stuck rods or no return. Holes 01-13 and 14 were satisfactorily completed, but they didn't match the results of the first two holes (7A and 9).

Based on assay results and logging of chips, the 144 Zone at the end of the 2001 program was recognized as Carlin-style replacement mineralization in lower Bonanza King Formation, well below and peripheral to the Sterling mine deposit. Proximity to the Reudy fault was regarded as important, possibly because it was the principal fluid conduit, but the adjacent dike was not strongly implicated in this respect. Even in chips, the association of gold with hydrothermal alteration and brecciation and silty lithologies was clear.

After discussion with drilling consultants, it was decided to incorporate diamond drilling in future exploration programs to overcome the difficult ground conditions.

Six holes were drilled in the summer 2002 program, totaling 4,828 feet (1,472 m). All were pre-drilled by reverse circulation (RC) to a certain depth above the expected depth of mineralization, followed by HQ-diameter diamond core drilling. The core drilling was done to reduce or avoid the typical circulation and recovery problems encountered in the 2001 RC program, and to acquire high quality geological information. The pre-collars were extended as much as possible or practical in order reduce overall drilling costs.

The RC pre-collar portion of the drilling was carried out by Eklund Drilling Company, Inc. of Elko, Nevada. Three drillers worked one 12-hour shift per day.

The diamond drilling was carried out by Boart Longyear of Salt Lake City, Utah, using a sophisticated, truck-mounted rig. It was done in 12-hour day and night shifts by a driller and two helpers for each shift. Apart from a 4-day break, it was completed in one phase.

Prior to drilling, the hole collars were surveyed in by the mine geologist using standard survey equipment and existing survey stations on the property. All coordinates were and continue to be referenced to the mine grid, which is between 0 and 1°E of true north.

Down-hole surveying of the entire hole was done using a Reflex tool after completion of a hole, or in some cases in opportune periods during the drilling of the hole, to save time. This data was subsequently processed before being entered into the database. Final drill collar positions were re-surveyed by the mine geologist. After down-hole surveys, all holes were abandoned with *Abandonite* and capped with cement, according to BLM regulations.

The summer 2002 program was very successful, both in terms of exploration results, and in the successful completion of all six holes, 02-18 through 23. At times, progress was slow as the drillers adjusted to the ground conditions, but recovery was very good throughout the program, except in some of the softest intervals or in very broken rock. Hole 02-21, located between drill holes 01-7A and 01-09 intersected 47.5 feet of 0.50 oz/t gold about 28 feet southwest of the intercept in 01-09. Hole 02-19, located approximately 120 feet south of 01-09 intersected 9.5 feet of 0.27 oz/t gold, 5.0 feet of 0.30 oz/t gold and 3.5 feet of 0.28 oz/t gold within a larger 125 foot wide zone grading 0.13 oz/t gold.

In 2003, thirty holes totaling 9,000 feet (2,743 m) were completed. All holes which penetrated the zone intersected elevated gold values enlarging the 144 Zone to 500 feet by 750 feet (152 m by 228 m). Exploration highlights included hole 03-24 which intersected 139 feet grading 0.26 oz/t gold (42.4 m grading 9.06 g/t), which included an 83 foot section grading 0.39 oz/t (25.3 m grading 13.36 g/t). Hole 03-28 intersected 45 feet grading 0.25 oz/t including a 20 foot section grading 0.50 oz/t (13.7 m grading 8.72 g/t including a 6.1 m section grading 17.14 g/t). High grade intercepts were also encountered in hole 03-41 which intersected 30 feet grading 0.12 oz/t including 10 feet grading 0.22 oz/t (9.1 m grading 4.28 g/t including 3.0 m grading 7.66 g/t) and in hole 03-52 which intersected 65 feet grading 0.10 oz/t including 10 feet grading 0.23 oz/t (19.8 m grading 3.39 g/t including 3.0 m grading 8.03 g/t).

The 144 Zone has been expanded to 500 feet by 750 feet. A drill program is planned for mid-2005.

Sampling and Analysis

Reverse circulation drilling was utilized in 2001 and 2003. Drill cuttings for assay/geochemical analysis were collected at five foot intervals consistently throughout the program. For each interval, the cuttings emerging from the drill outlet were separated into two identical samples with a Johnson splitter; complete mixing was provided by the cyclone device immediately preceding the splitter outlets. The resulting pair of cuttings was collected in two identically numbered synthetic-cloth bags which were allowed to dry somewhat before being placed into two corresponding nylon sacks. Each sack would be filled with 5 or 10 sample bags (depending on volume of recovery) representing 25 or 50 feet of consecutive samples, and the sack taped closed.

One set or suite of these sacks of samples was retained on the property, and selected intervals were analyzed by the mine's own (atomic absorption) laboratory facilities for guidance. The other suite was kept in locked storage until it was sent out for independent assay.

Drill cuttings for logging purposes were collected from the overflow outlet at the splitter in plastic trays by the mine geologist, who oversaw the whole operation at the drill site throughout the program.

All the holes in this program had to drill through hundreds of feet of Stirling Quartzite or dike in the upper plate of the Sterling thrust before entering potentially mineralized carbonate rocks below the thrust. In this material, drill cuttings for logging were collected in 5-feet intervals as usual. However, in some holes the cuttings collected at the Johnson splitter were composited into 20-feet samples instead of 5-feet samples, and were generally not submitted for analysis except for the last few intervals of quartzite immediately above the Sterling thrust contact with Bonanza King dolostone.

To assess the quality of outside laboratory procedures and reproducibility of results, blank and duplicate samples were inserted into the suites submitted to ALS Chemex. In general, one blank and one duplicate were run for each 100 feet (20 samples) of drill cuttings.

BLANKS. A regular sample would be removed from a drill suite, and renumbered with a fictitious number corresponding to a non-existent depth interval greater than the ultimate length of that hole (unknown to the laboratory). In its place, a correctly numbered blank sample was inserted. Material for blanks was obtained from past drill holes, known (from fire assay) to contain gold values below the detection limit. When the fire assay results were received, the blank's value would be replaced with the proper result for that interval before being inserted into drill logs or the data system.

DUPLICATES. Material for duplicates was obtained from the alternate suite of drill cuttings retained on site. Because security was not rigorous for this alternate suite of samples used for duplicates, the results are just used for internal guidance of quality control, and have not been averaged with the corresponding results from the regular, secure suite of samples. As in the case of blanks, these samples were given fictitious numbers, avoiding any source of confusion or error with the regular suite. They were not inserted into the regular suite (like, perforce, the blanks), but were simply added to the true *length.*

RESULTS. There are no problems or issues to report with respect to the quality control results in the 2001 program. Blank samples, in particular, were returned with uniformly low gold values.

In the RC-drilled pre-collar portion of the 2002 program, drill cuttings were generally composited into 20-feet samples. The exception was hole 02-23 where the intervals were *reduced* to 5-feet samples from 400 feet down hole to the beginning of coring at 650 feet. This was done because it was suspected that mineralization might start higher in this hole than the others. In all cases, the cuttings were collected using the Johnson splitter in the same way as in the 2001 RC program, as described in detail in Section 12.1 above.

Drill core was photographed and the geotechnical logging was done before geological logging and sampling was begun. The geotechnical logging recorded recovery, RQD (Rock Quality Designation) and fracture density. After the sample intervals were marked out, and the core was geologically logged, it was sawn and sampled. The samples and remaining core were then stored securely.

For quality control, blanks and duplicates were added to the sample shipments only for the 50 samples representing the chips from hole 02-23 (2 blanks, 2 duplicates). The procedure was identical to that described above for the 2001 programs. Only one or two chip samples were submitted from each of the other holes, so no extra quality control was done on these.

In general, one blank and one duplicate were submitted for every 20 samples from the drill core. Material for blanks was obtained from old drill core (not related to the 144 Zone) known from fire assay to contain no more than 5 ppb gold. Blanks were frequently inserted into the sample sequence immediately following an interval suspected of being strongly mineralized, to check for inter-sample contamination during preparation and analysis in the laboratory.

Duplicate core samples were obtained by quartering the core, i.e. re-sawing one half of the first saw cut. If possible, duplicates were not selected from intervals of poor recovery, or strongly broken chips, or friable gouge material, in order to conserve the available rock. If this was unavoidable, special care was taken to ensure a representative sample was taken.

RESULTS. With respect to the 15 blank samples submitted, 11 were at or below the gold detection limit (0.002 oz/st), indicating acceptable laboratory standards. The other four were over three times the detection limit (a conventional minimum standard), and up to 0.012 oz/st. This indicates some contamination of samples, but it cannot be determined at what stage, from the mine site to the assay laboratory, the compromise of the samples occurred. Note that the blank sample material was obtained from a 1996 drill program (not 144 Zone) and was not protected from potential accidental contamination at the mine site. However, after assimilation into the present sample suite, it was completely secure.

With respect to the 14 duplicate samples submitted, correlation between each pair was generally good. However, discrepancies did range up to plus/minus 50 to 100% or more. The instance with the highest gold grades was 0.169 oz/st vs. a duplicate value of 0.77 oz/st. In general, lack of correlation between duplicate samples in this kind of mineralization can be attributed to a virtual *nugget effect*, ie. sporadic gold concentrations in the rock which are undetectable because of the extremely fine grain size of the relevant minerals, making accidental sampling bias unavoidable.

Security of Samples

All drill cuttings and core in this program were removed from the drill site during drill shifts by a geologist, or by the end of a shift, and were never left unattended. The sacks or core boxes were taken to the logging trailer, or to a windowless steel container which is used for permanent storage of all samples and core. The trailer and container lock combinations were known only to the exploration manager, the mine manager, and the two geologists logging and sampling the drill core.

Core samples were placed in individual heavy duty plastic bags and closed with special plastic 'zip straps' which have a unique, alpha-numeric, non-sequenced code on each tag. Once closed, the bag cannot be opened without destroying the tag. The tag number was recorded in the sample tag booklet. Thus, any illegitimate rebagging of the samples could be demonstrated by discrepancies in sample bag closure.

All samples were transported by truck to ALS Chemex in Elko by the Sterling mine manager personally. Coarse rejects and pulps from the sample preparation were brought back to Sterling on the return trips, and stored in the locked steel container.

Mineral Resource and Mineral Reserve Estimates

The present amount of data from the 144 Zone is not adequate for a calculation of the mineral resource.

Mining Operations

Sterling operated both as an underground and open pit mine commencing in 1980 until closure in 2000. During this period the mine produced 194,996 troy ounces from 941,341 short tons of ore with an average grade of 0.217 ounces per ton gold (oz/t) (7.44 grams per tonne (g/t).

Exploration and Development

Planning and permitting of an underground exploration program was initiated in the second quarter of 2004. The current program will include a 3,840 foot (1,170 m) ramp down to the 144 Zone followed by 20,000 (6,098 m) of definition and exploration drilling.

Other Properties

Imperial has interests in various other early stage exploration properties located in Canada.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The Company commenced operations on January 1, 2002 after the reorganization of its former parent, IEI Energy Inc. (formerly Imperial Metals Corporation). For historical pro forma financial information on the mining operations refer to the Information Circular and Proxy Statement of Old Imperial (renamed IEI Energy Inc., and as February 2003 is now Rider Resources Ltd.), dated January 18, 2002 with respect to the Plan of Arrangement.

For the Years Ended December 31	*2004*	*2003 (restated)*	*2002 (restated)*
Total Revenues	$1,124,665	$36,205,577	$35,934,239
Net Income (Loss)	$3,639,547	$1,780,949	$(23,466,320)
Data per Common Share			
Net Income (Loss)	$0.14	$0.09	$(1.49)
Fully diluted Income (Loss)	$0.13	$0.08	$(1.49)
Balance Sheet Data			
Total Assets	$48,747,213	$25,292,236	$72,489,890
Long Term Debt (including current portion)	$8,623,057	$5,891,809	$79,705,614

Dividends

The Company has not, since the date of incorporation, declared or paid any dividends on the common shares and does not currently intend to pay dividends. Earnings will be retained to finance operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management Discussion and Analysis, relating to the Company's consolidated financial statement for the fiscal years ended December 31, 2004 and December 31, 2003, is contained in Imperial's *2004 Annual Report* under the heading of *Management's Discussion and Analysis,* and is incorporated herein by reference.

MARKET FOR SECURITIES

The common shares of Imperial are listed on The Toronto Stock Exchange under the trading symbol 'III'.

2004	High	Low	Close	Volume Traded
Jan	7.25	5.11	5.60	1,491,918
Feb	7.90	5.60	7.50	1,290,328
Mar	7.74	6.00	6.40	874,286
Apr	6.75	5.10	5.52	1,338,639
May	5.90	4.75	5.70	793,035
Jun	6.00	5.16	5.65	274,166
Jul	7.01	5.70	6.54	770,071
Aug	6.95	5.75	6.20	486,201
Sept	7.85	6.10	7.85	1,024,988
Oct	8.40	7.51	8.10	948,480
Nov	8.06	7.40	7.70	541,797
Dec	7.94	7.25	7.90	354,207

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The directors and officers of Imperial are as follows:

Name & Municipality of Residence	*Current Position with Imperial*	*Director Since*	*Present Principal Occupation or Employment for Previous Five Years*
Pierre Lebel (1/2/3) North Vancouver, BC	Director & Chairman	Dec 6, 2001	Chairman of Imperial and prior thereto President of Imperial. Prior thereto President of IEI Energy Inc. (formerly Imperial Metals Corporation).
J. Brian Kynoch (3) Vancouver, BC	Director & President	Mar 7, 2002	President of Imperial. Prior thereto Chief Operating Officer & Senior Vice President of Imperial. Prior thereto Chief Operating Officer & Senior Vice President of IEI Energy Inc. (formerly Imperial Metals Corporation).
Dr. K. Peter Geib (1/2) Frankfurt, Germany	Director	Mar 7, 2002	Chairman, Novis Investitions GmbH, a natural resource and real estate holding company of Frankfurt, Germany.
Larry G.J. Moeller (1/2/3) Calgary, AB	Director	Mar 7, 2002	Vice President, Finance of Edco Financial Holdings Ltd., a private company.
Andre Deepwell Burnaby, BC	Chief Financial Officer & Corporate Secretary	n/a	Chief Financial Officer & Corporate Secretary of Imperial. Prior thereto Chief Financial Officer & Corporate Secretary of IEI Energy Inc. (formerly Imperial Metals Corporation).
Patrick McAndless Richmond, BC	Vice President, Exploration	n/a	Vice-President, Exploration of Imperial. Prior thereto Vice-President, Exploration of IEI Energy Inc. (formerly Imperial Metals Corporation).
Kelly Findlay North Vancouver, BC	Treasurer	n/a	Treasurer of Imperial. Prior thereto Treasurer of IEI Energy Inc. (formerly Imperial Metals Corporation). Prior thereto Accountant with Burridge & Associates, Chartered Accountants from March 1998 to November 2000.

(1) *Audit Committee*
(2) *Compensation Committee*
(3) *Corporate Governance & Nominating Committee*

Each director will hold office until the next Annual & Special Meeting of Shareholders, scheduled for Monday, May 16, 2005, or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of Imperial.

The percentage of common shares of Imperial beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and senior officers of Imperial as a group was 4.48% as at March 17, 2005.

Corporate Cease Trade Orders or Bankruptcies

All of the officers and directors of the Company were officers and directors of IEI Energy Inc. when it voluntarily reorganized its debt and equity under a Plan of Arrangement (the "Plan") pursuant to the *Company Act* (British Columbia) and the *Companies' Creditors Arrangement Act* (Canada) in 2002. The Plan was approved by creditors and shareholders of IEI Energy Inc. on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002 and implemented in April 2002. Refer to the management proxy and information circular on the SEDAR website (www.sedar.com) for IEI Energy Inc.

Conflicts of Interest

Certain of the Company's directors and officers also serve as directors or officers of other companies or have significant shareholdings in other companies, as a result of which they may find themselves in a position where their duty to another company conflicts with their duty to the Company. To the extent that such other companies may participate in ventures in which the Company may participate, the directors or officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises, at a meeting of the Board, a director who has such a conflict will disclose the nature and extent of his interest to the meeting and abstain from voting in respect of the matter.

AUDIT COMMITTEE INFORMATION

Information concerning the Audit Committee of the Company is required under Multilateral Instrument 52-110 follows:

Audit Committee Charter

The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors. A copy of the Audit Committee Charter is attached as *Schedule A* to this Annual Information Form.

Audit Committee Composition and Background

The Audit Committee is presently comprised of Larry Moeller (Chair), Peter Geib and Pierre Lebel. All three members of the Audit Committee are independent and "financially literate", meaning that they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can be reasonably be expected to be raised by the Company's financial statements.

In addition to each member's general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee, are set forth below:

Larry G. Moeller, B. Comm., C.A. - Calgary, AB
Chairman of the Audit Committee
Mr. Moeller also serves as a Member of the Corporate Governance and Nominating Committee; Member of the Compensation Committee. Mr. Moeller is also a director of Ceramic Protection Corporation, Magellan Aerospace Corporation and Orbus Pharma Inc.

Pierre Lebel, LL.B., M.B.A. - Vancouver, BC
Member of the Audit Committee
Mr. Lebel also serves as Imperial's Chairman of the Board; Chairman of the Corporate Governance and Nominating Committee; Chairman of the Compensation Committee. Mr. Lebel is also a director of Asia Gold Corporation, Ashton Mining of Canada Inc., Jinshan Gold Mines Inc., Home Equity Income Trust, Sepp's Gourmet Foods Ltd., zed.i solutions inc., and is Chairman of the Audit Committee of Jinshan Gold Mines, zed.*i*. solutions inc. and Sepp's Gourmet Foods Ltd.

Dr. Peter Geib - Frankfurt, Germany
Member of the Audit Committee
Dr. Geib also serves as a Member of the Compensation Committee. Dr. Geib is also a director of Sepp's Gourmet Foods Ltd., and is also a member of the Audit Committee of Sepp's Gourmet Foods Ltd.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors. The Audit Committee has delegated to the Chair of the Committee the authority to act on behalf of the Committee with respect to the pre-approval of the audit and permitted non-audit services provided by Deloitte & Touche LLP from time to time. The Chair reports on any such pre-approval at each meeting of the Committee.

External Auditor Services Fees

The following table sets out aggregate fees payable for the years ended December 31, 2004 and December 31, 2003 to Deloitte & Touche LLP:

Category	Year Ended December 31, 2004	Year Ended December 31, 2003
Audit fees [1]	$77,717	$35,550
Audit related fees [2]	-	-
Tax fees [3]	1,525	-
All other fees [4]	-	-
	$79,242	$35,550

[1] For professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings or engagements.
[2] For assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under "Audit Fees" above.
[3] For professional services rendered for tax compliance, tax advice and tax planning
[4] For services provided by other than the services reported under "Audit Fees", "Audit-Related Fees" and "Tax Fees" above.

Complaint Procedures

In 2004, the Company implemented a policy detailing procedures for:

- The receipt, retention and treatment of complaints or submissions regarding accounting, internal accounting controls or auditing matters.
- Confidential and anonymous submitting concerns from employees of the Company or any of its subsidiaries about questionable accounting or auditing matters.

Imperial's procedures for filing complaints on accounting and auditing matters is available in the governance section of the Company's website at **www.imperialmetals.com**.

ADDITIONAL INFORMATION

Imperial will provide, upon request to the Corporate Secretary of the Company, at Suite 200 – 580 Hornby Street, Vancouver, BC V6C 3B6:

(a) when the securities of Imperial are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

  (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

  (ii) one copy of the comparative financial statements of the issuer for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the issuer that have been filed, if any, for any period after the end of its most recently completed financial year;

  (iii) one copy of the information circular of the issuer in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

  (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not described under (i) to (iii) above; or

at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that Imperial may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of Imperial.

Additional information, including details as to directors' and officers' remuneration, principal holders of Imperial shares, options to purchase Imperial shares and certain other matters is contained in the Company's Management Information Circular dated March 17, 2005. Additional financial information is provided in Imperial's consolidated financial statements for its year ended December 31, 2004 included in the 2004 Annual Report.

Copies of documents noted above and other disclosure documents may also be examined and/or obtained through the internet by accessing the Company's website at **www.imperialmetals.com** or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at **www.sedar.com.**

SCHEDULE A

IMPERIAL METALS CORPORATION
AUDIT COMMITTEE
CHARTER

I. Purpose

The primary objective of the Audit Committee (the "Committee") of Imperial Metals Corporation (the "Company") is to act as a liaison between the Board and the Company's independent auditors (the "Auditors") and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company's compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company's risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditors.

The responsibilities of a member of the Committee are in addition to such member's duties as a member of the Board.

II. Organization

Members of the committee shall be directors and the Committee membership shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board on the recommendation of the Nominating & Corporate Governance Committee. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes. The chair of the Committee shall have an ordinary vote.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III. Meetings

The Committee shall meet as frequently as circumstances require. The Committee shall meet with management, the Company's financial and accounting officer(s) and the Auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

The Chair of the Committee shall be an independent chair who is not Chair of the Board. In the absence of the appointed Chair of the Committee at any meeting, the members shall elect a chair from those in attendance at the meeting. The Chair, in consultation with the other members of the Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting.

The Committee will appoint a Secretary who will keep minutes of all meetings. The Secretary may also be the Chief Financial Officer, the Company's Corporate Secretary or another person who does not need to be a member of the Committee. The Secretary for the Committee can be changed by simple notice from the Chair.

The Chair shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee as well as the other directors in advance of the meeting.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Company's accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV. Authority and Responsibilities

The Board, after consideration of the recommendation of the Committee, shall nominate the Auditors for appointment by the shareholders of the Company in accordance with applicable law. The Auditors report directly to the Audit Committee. The Auditors are ultimately accountable to the Committee and the Board as representatives of the shareholders.

The Committee shall have the following responsibilities:

(a) Auditors

1. Recommend to the Board the independent auditors to be nominated for appointment as Auditors of the Company at the Company's annual meeting and the remuneration to be paid to the Auditors for services performed during the preceding year; approve all auditing services to be provided by the Auditors; be responsible for the oversight of the work of the Auditors, including the resolution of disagreements between management and the Auditors regarding financial reporting; and recommend to the Board and the shareholders the termination of the appointment of the Auditors, if and when advisable.

2. When there is to be a change of the Auditor, review all issues related to the change, including any notices required under applicable securities law, stock exchange or other regulatory requirements, and the planned steps for an orderly transition.

3. Review the Auditor's audit plan and discuss the Auditor's scope, staffing, materiality, and general audit approach.

4. Review on an annual basis the performance of the Auditors, including the lead audit partner.

5. Take reasonable steps to confirm the independence of the Auditors, which include:

    (a) Ensuring receipt from the Auditors of a formal written statement in accordance with applicable regulatory requirements delineating all relationships between the Auditors and the Company;

    (b) Considering and discussing with the Auditors any disclosed relationships or services, including audit services, that may impact the objectivity and independence of the Auditors;

    (c) Approving in advance any non-audit related services provided by the Auditor to the Company, and the fees for such services, with a view to ensure independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the Auditors; and

    (d) As necessary, taking or recommending that the Board take appropriate action to oversee the independence of the Auditors.

6. Review and approve any disclosures required to be included in periodic reports under applicable securities law, stock exchange and other regulatory requirements with respect to non-audit services.

7. Confirm with the Auditors and receive written confirmation at least once per year as to (i) the Auditor's internal processes and quality control procedures; and (ii) disclosure of any material issues raised by the most recent internal quality control review.

8. Consider the tenure of the lead audit partner on the engagement in light of applicable securities law, stock exchange or applicable regulatory requirements.

9. Review all reports required to be submitted by the Auditors to the Committee under applicable securities laws, stock exchange or other regulatory requirements.

10. Receive all recommendations and explanations which the Auditors place before the Committee.

(b) Financial Statements and Financial Information

11. Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company's annual audited financial statements, including disclosures made in management's discussion and analysis, prior to filing or distribution of such statements and recommend to the Board, if appropriate, that the Company's audited financial statements be included in the Company's annual reports distributed and filed under applicable laws and regulatory requirements.

12. Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company's interim financial statements, including management's discussion and analysis, and the Auditor's review of interim financial statements, prior to filing or distribution of such statements.

13. Be satisfied that adequate procedures are in place for the review of the Company's disclosure of financial information and extracted or derived from the Company's financial statements and periodically assess the adequacy of these procedures.

14. Discuss with the Auditor the matters required to be discussed by applicable auditing standards requirements relating to the conduct of the audit including:

    (a) the adoption of, or changes to, the Company's significant auditing and accounting principles and practices;

    (b) the management letter provided by the Auditor and the Company's response to that letter; and

    (c) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, or personnel and any significant disagreements with management.

15. Discuss with management and the Auditors major issues regarding accounting principles used in the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles. Review and discuss analyses prepared by management and/or the Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative approaches under generally accepted accounting principles.

16. Prepare any report under applicable securities law, stock exchange or other regulatory requirements, including any reports required to be included in statutory filings, including in the Company's annual proxy statement.

(c) Ongoing Reviews and Discussions with Management and Others

17. Obtain and review an annual report from management relating to the accounting principles used in the preparation of the Company's financial statements, including those policies for which management is required to exercise discretion or judgments regarding the implementation thereof.

18. Periodically review separately with each of management, the financial and accounting officer(s) and the Auditors; (a) any significant disagreement between management and the Auditors in connection with the preparation of the financial statements, (b) any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and (c) management's response to each.

19. Periodically discuss with the Auditors, without management being present, (a) their judgments about the quality and appropriateness of the Company's accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Company's financial statements.

20. Consider and approve, if appropriate, significant changes to the Company's accounting principles and financial disclosure practices as suggested by the Auditors or management and the resulting financial statement impact. Review with the Auditors or management the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.

21. Review and discuss with management, the Auditors and the Company's independent counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company's financial statements, including applicable changes in accounting standards or rules, or compliance with applicable laws and regulations, inquiries received from regulators or government agencies and any pending material litigation.

22. Enquire of the Company's financial and accounting officer(s) and the Auditors on any matters which should be brought to the attention of the Committee concerning accounting, financial and operating practices and controls and accounting practices of the Company.

23. Review the principal control risks to the business of the Company, its subsidiaries and joint ventures; and verify that effective control systems are in place to manage and mitigate these risks.

24. Review and discuss with management any material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses. Obtain explanations from management of all significant variances between comparative reporting periods.

25. Review and discuss with management the Company's major risk exposures and the steps management has taken to monitor, control and manage such exposures, including the Company's risk assessment and risk management guidelines and policies.

(d) Risk Management and Internal Controls

26. Ensure that management has designed and implemented effective systems of risk management and internal controls and, at least annually, review the effectiveness of the implementation of such systems

27. Approve and recommend to the Board for adoption policies and procedures on risk oversight and management to establish an effective system for identifying, assessing, monitoring and managing risk.

28. In consultation with the Auditors and management, review the adequacy of the Company's internal control structure and procedures designed to insure compliance with laws and regulations, and discuss the responsibilities, budget and staffing needs of the Company's financial and accounting group.

29. Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

30. Review the internal control reports prepared by management, including management's assessment of the effectiveness of the Company's internal control structure and procedures for financial reporting.

31. Review the appointment of the chief financial officer and any key financial executives involved in the financial reporting process and recommend to the Board any changes in such appointment.

(f) Other Responsibilities

32. Create an agenda for the ensuing year.

33. Review and approve related-party transactions if required under applicable securities law, stock exchange or other regulatory requirements.

34. Review and approve (a) any change or waiver in the Company's code of ethics applicable to senior financial officers and (b) any disclosures made under applicable securities law, stock exchange or other regulatory requirements regarding such change or waiver.

35. Establish, review and approve policies for the hiring of employees or former employees of the Company's Auditors.

36. Review and reassess the duties and responsibilities set out in this Charter annually and recommend to the Nominating and Corporate Governance Committee and to the Board any changes deemed appropriate by the Committee.

37. Review its own performance annually, seeking input from management and the Board.

38. Perform any other activities consistent with this Charter, the Company's constating documents and governing law, as the Committee or the Board deems necessary or appropriate.

V. Reporting

The Committee shall report regularly to the Board and shall submit the minutes of all meetings of the Audit Committee to the Board (which minutes shall ordinarily be included in the papers for the next full board meeting after the relevant meeting of the Committee). The Committee shall also report to the Board on the proceedings and deliberations of the Committee at such times and in such manner as the Board may require. The Committee shall review with the full Board any issues that have arisen with respect to quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance or independence of the Auditors or the performance of the Company's financial and accounting group.

VI. Resources and Access to Information

The Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee.

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. The Committee has direct access to anyone in the organization and may request any officer or employee of the Company or the Company's outside counsel or the Auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee with or without the presence of management. In the performance of any of its duties and responsibilities, the Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee's obligations.

The Committee shall consider the extent of funding necessary for payment of compensation to the Auditors for the purpose of rendering or issuing the annual audit report and recommend such compensation to the Board for approval. The Audit Committee shall determine the funding necessary for payment of compensation to any independent legal, accounting and other consultants retained to advise the Committee.

As at April 26, 2004

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, J. Brian Kynoch, President of Imperial Metals Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Imperial Metals Corporation** (the issuer) for the period ending **December 31, 2004;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 30, 2005

(signed) *"J. Brian Kynoch"*

J. Brian Kynoch
President

82-34714

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Andre H. Deepwell, Chief Financial Officer of Imperial Metals Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Imperial Metals Corporation** (the issuer) for the period ending **December 31, 2004;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 30, 2005

(signed) *"Andre H. Deepwell"*

Andre H. Deepwell
Chief Financial Officer